20

TWENTY TWENTY FOUR

24



ANNUAL REPORT



April 29, 2025

Fellow Shareholders,

Fubo closed out 2024 with record-breaking total revenue and paid subscribers in North America while improving global key profitability metrics by over $100 million on an annual basis for the second consecutive year. We believe these results reflect our high-quality execution, resilience amidst industry transformation, and steadfast commitment to the consumer. Furthermore, our results demonstrate further progress towards our 2025 profitability goal.

Taking a closer look at our 2024 results, Fubo posted a record $1.62 billion of global revenue, up 19% year-over-year (YoY). Notably, on a full-year basis, we achieved year-over-year improvements in both Net Loss and Adjusted EBITDA of $115 million, Net cash provided by operating activities of $97 million, and Free Cash Flow of $104 million. This means we have improved Adjusted EBITDA and Free Cash Flow by over $100 million each year for the past two years, a significant achievement by the company. In North America, Fubo ended the year with $1.59 billion of annual revenue (up 19% YoY), including $85.97 average revenue per user (ARPU), and 1.676 million paid subscribers (up 4% YoY).

One of our key priorities throughout the year remained providing users with an exceptional experience characterized by quality, innovation, compelling content, and ease of use. In 2024, we made strategic investments to support these goals which have already started to yield results, and we believe they will continue to deliver significant value for all our stakeholders. For example, through our investments in product, infrastructure and streaming quality, we drove North America viewership to over 1.7 billion hours in 2024, our highest year yet. Furthermore, according to Comscore, Fubo ranked among the U.S.'s top 10 most-watched video services in 2024, alongside Spectrum TV, ESPN and Netflix. 2024 marked the first time Fubo appeared in the top 10, ranking above 40 other video services including Pluto, Amazon Prime Video and Tubi.

Our 2024 performance reaffirms our belief that Fubo's aggregated video bundle delivered through a premium, personalized streaming experience, offers value for our customers, media partners, and shareholders. Looking ahead to 2025, we are thrilled to have announced in January a definitive agreement with The Walt Disney Company to combine the Hulu + Live TV and Fubo businesses, subject to certain closing conditions including, among other things, obtaining requisite shareholder and regulatory approval.

Thank you for your continued support and being a part of our journey. We look forward to sharing more updates on our progress with you in the coming year.

David Gandler, Co-founder and CEO

Edgar Bronfman Jr., Executive Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-39590

fuboTV Inc.

(Exact name of registrant as specified in its charter)

Florida	26-4330545
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1290 Avenue of the Americas, New York, NY	10104
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (212) 672-0055

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	FUBO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was $396,581,855.

The number of shares outstanding of the registrant's common stock as of February 28, 2025 was 341,476,595 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2025 Annual Meeting of Shareholders, to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2024, are incorporated herein by reference in Part III.

TABLE OF CONTENTS

BASIS OF PRESENTATION

As used in this Annual Report on Form 10-K ("Annual Report"), unless expressly indicated or the context otherwise requires, references to "fuboTV Inc.," "Fubo," "we," "us," "our," "the Company," and similar references refer to fuboTV Inc., a Florida corporation and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements, which are subject to a number of risks, uncertainties, and assumptions, generally relate to future events or our future financial or operating performance. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "design," "intend," "expect," "could," "plan," "potential," "predict," "seek," "should," "would," "target," "project," "contemplate," or the negative version of these words and other comparable terminology that concern our expectations, strategy, plans, intentions, or projections. Forward-looking statements contained in this Annual Report include, but are not limited to, statements regarding our future results of operations and financial position, anticipated cash requirements, industry and business trends, stock-based compensation, revenue recognition, business strategy, plans and market growth, legal proceedings, and our objectives for future operations, including related to investment in our technologies and data capabilities, subscriber acquisition strategies, impacts of the dissolution of our gaming business, the proposed Business Combination (as defined below), including the anticipated timing thereof and anticipated benefits therefrom, and our international operations.

We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in Part I, Item 1A, "Risk Factors" of this Annual Report. These risks are not exhaustive. Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements and you should not place undue reliance on our forward-looking statements.

In addition, forward-looking statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law.

RISK FACTORS SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report. Material risks that may affect our business, operating results and financial condition include, but are not limited to, the following:

- We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

- We may require additional capital to meet our financial obligations and support planned business growth, and this capital might not be available on acceptable terms or at all.

- Our revenue is subject to seasonality, and if subscriber behavior during certain seasons falls below our expectations, our business may be harmed.

- Our operating results may fluctuate, which makes our results difficult to predict.

- If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

- The Business Combination (as defined below) may not be completed on the terms or timeline currently contemplated, or at all, and failure to complete the Business Combination may result in material adverse consequences to Fubo's business and operations.

- Fubo and Hulu, LLC will be subject to business uncertainties and contractual restrictions while the Business Combination is pending that could adversely affect either of them or, in the event the Business Combination is completed, Newco (as defined below).

- The long-term nature of certain of our content commitments may limit our operating flexibility and could adversely affect our liquidity and results of operations.

- Our results may be adversely affected if long-term content contracts are not renewed on sufficiently favorable terms.

- If our efforts to attract and retain subscribers are not successful, our business will be adversely affected.

- Our agreements with certain distribution partners may contain parity obligations which limit our ability to pursue unique partnerships.

- If content providers refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

- Our content providers impose a number of restrictions on how we distribute and market our products and services, which can adversely affect our business.

- We rely upon Google Cloud Platform and Amazon Web Services to operate certain aspects of our service, and any disruption of or interference with our use of Google Cloud Platform and/or Amazon Web Services would impact our operations and our business would be adversely impacted.

- Our key metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

- Preparing and forecasting our financial results requires us to make judgments and estimates which may differ materially from actual results, and if our operating and financial performance does not meet the guidance that we provide to the public, the market price of our common stock may decline.

- TV streaming is highly competitive and many companies, including large technology and entertainment companies, TV brands, and service operators, are actively focusing on this industry. If we fail to differentiate ourselves and compete successfully with these companies, it will be difficult for us to attract or retain subscribers and our business will be harmed.

- If the technology we use in operating our business fails, is unavailable, or does not operate to expectations, our business and results of operation could be adversely impacted.

- If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business and we may incur greater operating expenses.

- We are subject to taxation-related risks in multiple jurisdictions.

- Legal proceedings could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

- The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

- We may be unable to successfully expand our international operations and our international expansion plans, if implemented, will subject us to a variety of economic, political, regulatory and other risks.

- We are subject to a number of legal requirements and other obligations regarding privacy, security, consumer protection and data protection, and any actual or perceived failure to comply with these requirements or obligations could have an adverse effect on our reputation, business, financial condition and operating results.

- Any significant interruptions, delays or discontinuations in service or disruptions in or unauthorized access to our information technology systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including subscriber and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

PART I

Item 1. Business.

Our Mission

      With a global mission to aggregate the best in TV, including premium sports, news and entertainment content, through a single app, Fubo aims to transcend the industry's current TV model.

Overview

      We are a sports-first, Pay TV replacement product offering subscribers access to tens of thousands of live sporting events annually, alongside leading news and entertainment content, both live and on demand. Fubo's platform is designed to empower customers to seamlessly access content through streaming devices and on Smart TVs, mobile phones, tablets, and computers.

      Live TV streaming has disrupted the traditional Pay TV model (linear video delivered via cable or satellite providers for a paid subscription), which we refer to as "Pay TV." This disruption has shifted billions of dollars in subscription and advertising revenue to over-the-top ("OTT") streaming platforms, as evidenced by the accelerating rate of Pay TV cord-cutting in the United States. We believe there remains a significant opportunity for us to capitalize on the cord-cutting movement.

      We offer subscribers a live TV streaming service with the option to purchase incremental features, including additional content or enhanced functionality ("Attachments") best suited to their preferences. Our subscription packages (including Fubo Essential, Pro, Elite, and others) boast a broad mix of top Nielsen-ranked channels across sports, news, and entertainment. Our offering sits on a proprietary technology platform built specifically for live TV and sports viewership, leveraging our first-party data. This enables us to consistently introduce new features and functionalities. Unlike video on demand ("VOD")-only services, live TV streaming demands sophisticated infrastructure due to the nuances of regularly refreshing live programming. Notably, our video delivery platform caters to all major sports leagues and entertainment content owners. For example, Apple TV and certain Roku users can enjoy MultiView, allowing them to watch up to four live streams simultaneously. Moreover, we leverage data across the organization to acquire subscriber-preferred content, influence product design and strategy, boost subscriber engagement, and enhance the capabilities and performance of our advertising platform for partners.

      Our direct-to-consumer model grants us further insight by capturing billions of data points monthly. This data set drives our continuous innovation, shaping our enhanced user experience, product and content strategy, and differentiated advertising approach. By analyzing this data, we can personalize live and on-demand content discovery in real-time, creating relevant suggestions for each subscriber.

      Our growth strategy includes acquiring subscribers who are attracted to our sports offering and can find with us a compelling sports, news, and entertainment viewing alternative to a traditional Pay TV service. We actively engage those subscribers by providing a seamless Pay TV replacement through a personalized easy-to-use streaming product at competitive prices with greater convenience and flexibility than traditional Pay TV providers. We then monetize our audience through subscription fees and our digital advertising offering. In 2022, 2023, and 2024 the majority of our revenue was generated from the sale of subscription services and the sale of advertisements in the United States, though the Company also has operations in Canada, Spain and France.

Recent Developments — Business Combination

On January 6, 2025, the Company announced it had entered into a business combination agreement (the "Business Combination Agreement") by and among the Company, The Walt Disney Company ("Disney") and Hulu, LLC ("Hulu"), which contemplates, among other things, (i) Hulu contributing certain assets (the "HL Business Assets") related to the business of negotiating and administering carriage agreements and similar contracts relating to and for the purpose of the retransmission, distribution, carriage, display or broadcast of any programming service, channel or network on the HL DMVPD Service (as defined below) to a newly formed entity to be jointly owned by Hulu and the Company ("Newco"), (ii) the Company undergoing an umbrella partnership C corporation reorganization (the "Up-C Reorganization") and contributing its business to Newco in exchange for units in Newco ("Newco Units") such that, after giving effect to such contribution, Hulu will hold a number of Newco Units representing, in the aggregate, a 70% economic interest in Newco and the Company will hold a number of Newco Units representing, in the aggregate, a 30% economic interest in Newco, and (iii) the Company issuing to Hulu shares of a newly created vote-only class of the Company's common stock ("Class B Common Stock") representing, in the aggregate, a 70% voting interest in the Company (calculated on a fully-diluted basis) (the transactions contemplated by the Business Combination Agreement, collectively, the "Business Combination). The HL Business Assets will include certain carriage agreements, rights under joint subscription agreements and related data and information about its subscribers, advertising or sponsorship agreements exclusively related to Hulu's linear multi-channel subscription video programming distribution service component of the offering known as "Hulu + Live TV" as of the date of the Business Combination Agreement and operated by Hulu (such service, the "HL DMVPD Service"), all other assets (including intellectual property) exclusively related to the HL DMVPD Service and all intellectual property constituting the "Live TV" brand.

Upon the closing of the Business Combination (the "Closing"), our Board of Directors will initially be comprised of nine members, who will be designated as follows: (i) five designated by Hulu, (ii) two designated by the members of our Board as of immediately prior to the Closing and who (x) are reasonably acceptable to Hulu and (y) qualify as independent, (iii) one designated by Hulu and who qualifies as independent and (iv) our CEO. Following the Closing, the Company will be a "controlled company" for purposes of NYSE listing rules and will elect to be exempt from certain corporate governance requirements available to "controlled companies". Completion of the Business Combination is subject to certain closing conditions specified in the Business Combination Agreement, including (i) the approval of the Business Combination Agreement, the Fubo Issuance and the Fubo Conversion, each as defined in the Business Combination Agreement, (including a plan of conversion and a certificate of incorporation of Fubo) by the Company's shareholders, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the clearance or obtainment of applicable consents of any specified governmental entity required to be obtained with respect to the Business Combination under the Business Combination Agreement; (iii) no enactment, issuance, promulgation or grant of any law or order, as applicable, by any governmental entity that is in effect and that has the effect of making the Business Combination illegal or prohibiting or otherwise preventing the consummation of the Business Combination, (iv) completion of the Hulu Reorganization and the Fubo Reorganization, each as defined in the Business Combination Agreement, in each case, in accordance with the Business Combination Agreement and the documents contemplated therein, (v) the acceptance of the Delaware Certificate of Conversion and Certificate of Incorporation of Fubo by the Secretary of State of the State of Delaware and the acceptance of the Florida Articles of Conversion by the Florida Department of State, (vi) the accuracy of the other party's representations and warranties as of the date of the Business Combination Agreement, subject to certain customary materiality standards set forth in the Business Combination Agreement and the delivery by each party to the other party of a certificate certifying the same, (vii) compliance by each party, in all material respects, with its applicable pre-Closing obligations under the Business Combination Agreement, and (viii) delivery by each party to the other party of certain other closing deliverables, including, but not limited to, the ancillary agreements to which it is a party.

Industry Overview

Streaming services have experienced rapid growth in adoption as consumers engage with streaming video and audio through a variety of devices, including connected TVs, mobile phones, and tablets. While traditional Pay TV still accounts for a meaningful share of TV viewing hours for U.S. households, the proportion is declining as customers continue cutting the cord. We believe consumers are increasingly favoring the superior customer experience, competitive pricing, and better value of streaming services.

Sports and news content have been a key driver for Pay TV operators to retain and grow audiences. Historically most streaming subscription services primarily focused on entertainment content offerings, requiring sports fans to, until recently, remain tethered to the Pay TV ecosystem. This positions our offering well to provide a Pay TV replacement service via streaming that also features an enhanced live sports and news viewing experience.

Our Business Model

Our business motto is "come for the sports, stay for the entertainment." This consists of leveraging sporting events to acquire subscribers at efficient acquisition costs, given the built-in demand for sports. We then leverage our technology and data to drive higher engagement and induce retentive behaviors such as watching content, favoriting channels, recording shows, and increasing discovery through our proprietary machine learning recommendations engine. We monetize our growing base of highly engaged subscribers by driving higher average revenue per user ("ARPU").

We drive our business model with three core strategies:

- Grow our paid subscriber base

- Optimize our content portfolio, engagement and retention

- Increase monetization through subscription and advertising

Our Offerings

Subscribers

Our live TV streaming platform caters to sports, news, and entertainment fans. With flexible plans and optional "Attachments," users can customize their experience. The subscription packages boast over 100+ channels, including top Nielsen-rated networks, and dozens of sports, news, and entertainment options. They may also feature numerous Regional Sports Networks ("RSNs") for in-market games unavailable on national channels. Subscribers can further tailor their experience by adding premium channels and channel packages, or upgrading "Attachments" like Cloud DVR Plus for more storage and Family Share for additional simultaneous streams.

Advertisers

As cord cutting continues and traditional Pay TV viewers decline, advertisers are increasingly allocating their ad budgets to OTT streaming platforms to reach these audiences. We believe our sports-first, live TV streaming platform offers advertisers a growing and valuable live audience, deeply engaged with premium content and unreachable through traditional channels. Moreover, Fubo provides unskippable ad inventory within this high-quality engagement, maximizing exposure. Advertisers further benefit from our innovative ad formats, bridging the gap between traditional Pay TV and the advantages of digital advertising, including measurability, relevancy, and interactivity. We believe this combination delivers a differentiated advertising experience for brands and viewers alike.

Content Providers

Our platform allows content providers to monetize and distribute their content to our highly engaged audience, counteracting the shrinking viewership market share of Pay TV due to cord-cutting. By aggregating a diverse mix of content, we believe Fubo delivers a more compelling and engaging experience for subscribers than providers could offer alone.

Seasonality

We generate significantly higher levels of revenue and subscriber additions in the third and fourth quarters of the year. This seasonality is driven primarily by an influx of new subscribers at the start of the National Football League and college football. Our operating results may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup or Olympic Games, or the cancellation or postponement of sporting events. In addition, we typically see the total number of subscribers on our platform decline from the fourth quarter of the previous year through the first and second quarter of the following year.

Our Growth Strategies

We believe streaming has begun to surpass traditional linear Pay TV in several key areas, including content choice, ease of access and use across devices, and cost savings to consumers. We remain committed to our goal of driving sustainable and profitable growth, and we believe we are well-positioned to do this by executing on the following strategies:

- *Continue to efficiently grow our subscriber base*: As of December 31, 2024, Fubo had approximately 1.7 million paid subscribers in the United States and Canada ("North America" or "NA") and approximately 362,000 paid subscribers in Spain and France ("Rest of World" or "ROW"), compared to approximately 1.6 million in NA and approximately 406,000 in ROW as of December 31, 2023. We utilize a broad range of subscriber acquisition channels and tactics designed to optimize marketing spend and efficiently acquire and retain subscribers. Our Sales and Marketing expenses relative to total revenues was approximately 12.5% for the year ended December 31, 2024, compared to 15.1% for the year ended December 31, 2023. We continue to utilize and analyze the data we have collected to help us become more efficient with our marketing campaigns relative to spend.

- *Enactment of ARPU expansion efforts*: Our NA ARPU was $85.97 and $82.25 for the year ended December 31, 2024 and 2023, respectively. Our ROW ARPU was $7.49 and $6.82 for the year ended December 31, 2024 and 2023, respectively. We drive ARPU expansion through price-increases, attachment sales, and advertising revenue growth. Attachments, including channel package add-ons and interactive features, increase our margins by piggybacking on to our base offerings and not meaningfully increasing our cost basis while increasing revenues.

- *Further investment in advertising sales team, technology and infrastructure:* For the years ended December 31, 2024 and 2023, Fubo's advertising revenue was approximately $115.2 million and $115.4 million, respectively. Improvements to our content portfolio, user interface, navigational elements, content merchandising and targeting capabilities, combined with evolutions in customer behavior and growth in our subscriber base, have driven growth of our viewership over time. We are increasingly monetizing this engagement through advertising on the Fubo platform. We intend to continue leveraging our data and analytics to deliver relevant advertising while improving the ability of our advertisers to optimize and measure the results of their campaigns. We have also expanded our direct sales teams to increase the number of advertisers who leverage our platform and continue improving our fill-rates and Cost Per Thousands ("CPMs").

- *Continue to enhance our content portfolio with cost vigilance*: Because we have a direct-to-consumer relationship with the ability to analyze all the content that our subscribers consume, we believe we can continue to drive better subscriber experiences. We plan to continue to optimize our content mix to best suit our subscribers' interests by leveraging our deep understanding of our subscribers through the data captured on the platform, with the goal of expanding unit economics by balancing the aggregation of the best sports and entertainment programming with vigilance around content costs.

- *Continue to invest in our technology and data capabilities:* We believe our unique combination of technology and content sets us apart. We continue to invest in building a scalable, automated infrastructure specifically designed to fuel subscriber acquisition, strategic content selection, and informed product decisions. We emphasize interactive features that empower users to transform from passive viewers to active participants. Moreover, we believe our integration of the Fubo and Molotov platforms into a single Unified Platform will yield significant efficiencies, and increased product development velocity and innovation.

- *Expand Internationally:* Outside of the United States, we currently operate in Canada, Spain and, through our acquisition of Molotov in 2021, France. We believe there remains a significant opportunity to expand internationally.

Intellectual Property

Our intellectual property is an essential and valuable element of our business. We rely on a combination of patent, trademark, copyright and other intellectual property laws, confidentiality agreements and license agreements to protect and enforce our intellectual property rights. We also license certain third-party technology and intellectual property for use in conjunction with our products.

We believe that our continued success depends on hiring and retaining highly capable and innovative employees, especially as it relates to our engineering base. It is our policy that our employees and independent contractors involved in intellectual property development are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property and assigning to us any ownership that they may claim in those works. Despite our precautions and policies, it may be possible for third parties to obtain and use without consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, financial condition and results of operations.

Patents and Registered Designs

As of December 31, 2024, we had five issued U.S. utility patents, one U.S. utility patent application, five granted foreign utility patents, seventeen foreign utility patent applications, and eighteen granted foreign design registrations in three jurisdictions. The issued U.S. utility patents expire in 2038, the U.S. utility patent application, if granted, will expire in 2041, the granted foreign utility patents will expire on dates ranging from 2033 to 2038, the foreign utility patent applications, if granted, will expire on dates ranging from 2033 to 2041, and the foreign design registrations will expire on dates ranging from 2035 to 2045. Although we actively attempt to utilize patents to protect our technologies, we believe that none of our patents, individually or in the aggregate, are material to our business. We will continue to file and prosecute patent applications when appropriate to attempt to protect and enforce our rights in our proprietary technologies. However, there can be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or held to be invalid or unenforceable.

Trademarks

We also rely on several registered and unregistered trademarks to protect our brand and business. As of December 31, 2024, we had thirty-seven trademarks registered globally and two trademark applications. "fuboTV" is a registered trademark in the United States and the European Union ("EU").

Competition

The TV streaming market continues to grow and evolve as more viewers shift from traditional Pay TV to OTT streaming. There is significant competition in the live TV market for users, advertisers, and broadcasters. We principally compete with Pay TV operators, such as DirecTV, Comcast, Cox and Altice, along with other virtual multichannel video programming distributors ("vMVPDs"), such as YouTube TV, Hulu + Live TV, DirecTV Stream, Philo and Sling TV. We also compete to a lesser extent with network-operated direct-to-consumer streaming services, such as Peacock, Paramount+, and ESPN+.

We compete on various factors to acquire and retain subscribers. These factors include quality and breadth of content offerings, especially within live sports; features of our TV streaming platform; user experience and engagement; brand awareness in the market; and a competitive value proposition. Many users have multiple subscriptions to various Pay TV and streaming services and allocate time and money between them. Thus, while the presence of these competitors in the market has helped to boost consumer awareness of TV streaming, contributing to the growth of the overall market, their resources and brand recognition present substantial competitive challenges.

We also face competition for advertisers, which in part depends on our ability to scale our subscriber base. Providing a large and engaged audience is crucial for advertisers on our live TV streaming platform. In the TV streaming market, the effectiveness of advertisements and return on investments play a pivotal role. As such, we are also competing for advertisers based on the return of ads compared to various other digital advertising platforms, including mobile and web. Additionally, advertisers continue to allocate a large portion of spend to advertise offline. Therefore, we also compete with traditional media platforms such as traditional linear Pay TV and radio. We are increasingly leveraging our data and analytics capabilities to optimize advertisements for both users and advertisers. We need to continue to maintain an appropriate advertising inventory for the growing demand for ads on our platform.

Furthermore, we compete to attract and retain programmers. Our ability to license content from programmers is dependent on the scale of our user base as well as license terms.

Our People and Human Capital Management

Who We Are

We are an inclusive group of individuals, creatives, technologists, analysts and more. Some of us love sports, some binge the news, others prefer rom-coms. But we are united by a common mission — building the world's leading global live TV streaming platform with the greatest breadth of premium content and interactivity.

As of December 31, 2024, we had approximately 590 employees globally, of which approximately 400 were located in North America and approximately 190 were located in Europe and India. Additionally, we rely on independent contractors and temporary personnel to supplement our workforce from time to time. We have not experienced any work stoppages, and we consider our relationship with our employees to be good. None of our U.S. or Indian employees is represented by a labor union or covered by a collective bargaining agreement. Our French employees are covered by the national collective bargaining agreement for the consulting and engineering activities in France.

Our Values and Talent Development

We view our employees as central to the success of our business and achieving our mission. We onboard new employees with training programs on our values, certain aspects of our business, and important policies, including our Code of Business Conduct. We also value ongoing development and continuous learning, and strive to support and provide enriching opportunities to our employees. Throughout the year we monitor employee engagement and provide periodic training and informational sessions on our business and policies, including security awareness, through a variety of forums, including all-hands meetings, senior leadership fireside chats and company-wide newsletters. Management uses input collected during these sessions to ensure ongoing awareness of employees' needs and improve activities aimed to serve our customers. Collectively through these initiatives we aim to foster engagement and transparency with our employees, and to keep our employees well-informed on our business goals to enhance alignment, collaboration, and a shared sense of purpose among our employees.

Inclusion and Belonging

We prioritize building an inclusive, equitable, and empowered team representing a mix of backgrounds, industries, skills, and levels of experience. We believe the different backgrounds, traditions, views and talents each of our employees brings to Fubo enrich the company as a whole and will help us achieve executional excellence. In 2020, we formed a council comprised of different team members throughout various levels of the organization, who recommend and help organize and celebrate both engagement and inclusion initiatives within the company. We are focused on creating and maintaining a workplace free from discrimination or harassment on the basis of race, religion, religious creed, color, ethnic or national origin, ancestry, gender, sexual orientation, age, marital status, military service or veteran status, disability, medical condition, or any other status protected by applicable law. Our policies and compliance trainings prohibit such workplace discrimination and harassment, and all our employees are expected to exhibit and promote honest, ethical, and respectful conduct in the workplace.

Compensation and Benefits

Our compensation programs and benefits packages are designed to attract, retain and motivate exceptional talent who possess the skills necessary to drive our business objectives, assist in the achievement of our strategic goals and create long-term value for our shareholders. We offer employees compensation packages designed to be competitive that include base salary, and, depending on the role, business function and geographic market, performance-based cash bonuses, commissions, long-term incentive equity, and performance-based equity. We are proud that we have granted equity to the majority of our employees across all levels of the organization as part of their total compensation package. We believe this fosters a stronger sense of ownership and further aligns our employees' interests with the interest of our shareholders. In addition to our compensation programs, we offer a variety of benefits to our employees, which can include 401(k) plan with matching, health (medical, dental and vision) insurance, life insurance, paid time off, paid parental leave, a referral bonus program and company-sponsored short term and long term disability. We believe that a competitive compensation and benefits program with both short-term and long-term award opportunities, including awards tied to the achievement of meaningful performance metrics, allows us to align employees with shareholder interests.

Health and Safety

We are committed to the health and safety of our employees, and continue to adapt to ever-changing workplace and workforce dynamics. The majority of our employees have adopted a hybrid work schedule (consisting of both in-person work and working from home); however some of our employees continue to work remotely full-time, and, in the long term, we expect some personnel to continue to do so on a regular basis. We are focused on building capabilities to support a variety of work styles where individuals, teams, and our business can be successful. We have invested in programs that help support our employees' day-to-day wellness needs and goals including access to professional counselors, health coaching and advocacy services. We also maintain a whistleblower hotline through which employees can report health and safety risks.

Government Regulation

Our business and our devices and platform are subject to numerous domestic and foreign laws and regulations covering a wide variety of subject matters. These include general business regulations and laws, as well as regulations and laws specific to providers of Internet-delivered streaming services and Internet-connected devices. New or modified laws and regulations in these areas may have an adverse effect on our business. The costs of compliance with these laws and regulations are high and are likely to increase in the future. We anticipate that several jurisdictions may, over time, impose greater financial and regulatory obligations on us. If we fail to comply with these laws and regulations, we may be subject to significant liabilities and other penalties. Additionally, compliance with these laws and regulations could, individually or in the aggregate, increase our cost of doing business, impact our competitive position relative to our peers, and otherwise have an adverse impact on our operating results. For additional information about the impact of government regulations on our business, see "Risk Factors—Risks Related to Regulation" and "Risk Factors—Risks Related to Privacy, Consumer Protection and Cybersecurity" in Part I, Item 1A in this Annual Report.

Data Protection and Privacy

We are subject to various laws and regulations covering the collection, use, access to, confidentiality and security of health-related and other personal information, and additional laws could apply in the future to our operations or the operations of our partners. These laws and regulations, and their application to our business, are increasingly shifting and evolving. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws and consumer protection laws and regulations govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Any actual or perceived failure to comply with these laws and regulations may result in investigations, claims and proceedings, regulatory fines or significant civil and/or criminal penalties, damages for breach of contract, or orders that require us to change our business practices, including the way we process data.

For additional information about the impact of data protection and privacy regulations on our business, see "Risk Factors—Risks Related to Privacy, Consumer Protection and Cybersecurity" in Part I, Item 1A in this Annual Report.

Corporate Information

We were incorporated in 2009 as a Florida corporation under the name York Entertainment, Inc., and on August 10, 2020, our name was changed to fuboTV Inc. FuboTV Media Inc. (f/k/a fuboTV Inc.) was incorporated in 2014 as a Delaware corporation. Our principal executive offices are located at 1290 Avenue of the Americas, 9th Floor, New York, New York 10104, and our telephone number is (212) 672-0055. Our website address is at https://fubo.tv. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report.

Available Information

Our internet website address is www.fubo.tv. At our Investor Relations website, ir.fubo.tv, we make available free of charge a variety of information for investors, including our annual report, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file that material with or furnish it to the Securities and Exchange Commission ("SEC"). The information found on our website is not part of this or any other report we file with, or furnish to, the SEC.

We announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, our X account (@fuboTV), our Instagram account (@fubotv), our Facebook page (www.facebook.com/fuboTV), our LinkedIn page (www.linkedin.com/company/fubotv/), public conference calls, and webcasts in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD. We encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Item 1A. Risk Factors.

You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report, including our consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our business, financial condition, results of operations, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

This Annual Report also contains forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements." Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to Our Financial Position and Capital Needs

We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or maintain profitability.

We have incurred losses since inception. Our net loss on continuing operations for the year ended December 31, 2024 was $177.8 million. We expect that expanding our operations and pursuing growth opportunities will cause our future operating expenses to increase. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability. A number of our operating expenses, including expenses related to streaming content obligations, are fixed. If we are not able to either reduce these fixed obligations or other expenses or maintain or grow our revenue, our near-term operating losses may increase. Additionally, we may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors, including, without limitation, in connection with the Business Combination, that may result in losses in future periods. If our expenses exceed our revenue, we may never achieve or maintain profitability and our business may be harmed.

We may require additional capital to meet our financial obligations and support planned business growth, and this capital might not be available on acceptable terms or at all.

We have made, and intend in the future to make, significant investments to support planned business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing platform, products and services, increase marketing efforts to acquire and retain subscribers, expand into additional markets around the world, improve our operating infrastructure or merge with or acquire complementary businesses, personnel and technologies. Accordingly, we may need to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, including pursuant to our shelf registration statements on Form S-3, our then existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure, including the senior unsecured term loan available to us on January 5, 2026 and described elsewhere in this Annual Report (the "Facility"), could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we were to violate the restrictive covenants contained in the indenture governing our 2029 Convertible Notes (the "2029 notes indenture") or in any future document governing our indebtedness, we could incur penalties, increased expenses and an acceleration of the payment terms of our outstanding debt, which could in turn harm our business. In addition, if the Business Combination is completed as contemplated as of the date hereof and as described elsewhere in this Annual Report, we will be required to offer to repurchase any of our outstanding 3.25% senior convertible notes due 2026 (the "2026 Convertible Notes") and convertible senior secured notes due 2029 (the "2029 Convertible Notes") at a repurchase price equal to 100% of the principal amount of such notes to be repurchased, plus accrued and unpaid interest, if any. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2026 Convertible Notes or 2029 Convertible Notes surrendered therefor.

We may not be able to obtain additional financing on terms favorable to us, if at all, due to unfavorable market conditions, including rising interest rates, or otherwise. In addition, the 2029 notes indenture, and the exchange agreement entered into in connection with the issuance of the 2029 Convertible Notes (the "Exchange Agreement"), restrict our ability to incur certain indebtedness and issue certain equity securities. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

In addition, our cash, cash equivalents and restricted cash are maintained at financial institutions in amounts that exceed federally insured limits. In the event of failure of any of the financial institutions where we maintain our cash, cash equivalents and restricted cash, there can be no assurance that we will be able to access uninsured funds in a timely manner or at all, and we may be obligated to seek alternative sources of liquidity.

Our revenue is subject to seasonality, and if subscriber behavior during certain seasons falls below our expectations, our business may be harmed.

Seasonal variations in subscriber and marketing behavior significantly affect our business. We have previously experienced, and expect to continue to experience, effects of seasonal trends in subscriber behavior due to the seasonal nature of sports. We generate significantly higher levels of revenue and subscriber additions in the third and fourth quarters of the year, driven primarily by sports leagues, especially the National Football League and college football. Our operating results may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup or Olympic Games, or the cancellation or postponement of sporting events. We also typically experience higher advertising sales during the fourth quarter of each calendar year due to greater advertiser demand during the holiday season, but, on the other hand, also typically incur greater marketing expenses as we attempt to attract new subscribers to our platform. In addition, expenditures by advertisers tend to be cyclical and are often discretionary in nature, reflecting overall economic conditions, the economic prospects of specific advertisers or industries, budgeting constraints and buying patterns, and a variety of other factors, many of which are outside our control.

Accordingly, given the seasonal nature of our business, accurate forecasting is critical to our operations. We anticipate that this seasonal impact on revenue is likely to continue, and any shortfall in expected revenue due to macroeconomic conditions, a decline in the effectiveness of our promotional activities, actions by our competitors, or for any other reason, would cause our results of operations to suffer significantly. For example, inflationary cost pressures and potential recession indicators have negatively impacted the global economy. If these factors continue, or worsen, our revenue may be materially impacted. A substantial portion of our expenses are personnel-related and include salaries, stock-based compensation and benefits that are not seasonal in nature. Accordingly, in the event of a revenue shortfall, we would be unable to mitigate the negative impact on margins, at least in the short term, and our business would be harmed.

We might not be able to utilize a significant portion of our net operating loss carryforwards.

As of December 31, 2024, we had federal net operating loss carryforwards of approximately $1,458.4 million, a portion of which will expire at various dates if not used prior to such dates. Under legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act, as modified by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses in tax years beginning after December 31, 2020 is limited. Other limitations may apply for state tax purposes.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, if a corporation undergoes an "ownership change," which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards to offset its post-change income may be limited. We have experienced ownership changes in the past, and therefore a portion of our net operating loss carryforwards are subject to an annual limitation under Section 382 of the Code. In addition, we may experience an ownership change for purposes of Section 382 of the Code with the Business Combination. Even if the Business Combination is not consummated, we may experience ownership changes in the future as a result of subsequent changes in our stock ownership, including as a result of conversions of the 2026 Convertible Notes and 2029 Convertible Notes, some of which may be outside of our control. A past or future ownership change that materially limits our ability to use our historical net operating loss and tax credit carryforwards may harm our future operating results by effectively increasing our future tax obligations.

Our financial condition and results of operations could be adversely affected if we do not effectively manage our current or future debt.

As of December 31, 2024, we had $330.3 million of outstanding indebtedness on a consolidated basis which included $144.8 million of 2026 Convertible Notes, $177.5 million of 2029 Convertible Notes, and other notes outstanding with an aggregate principal of approximately $8.1 million. Additionally, the terms of the 2029 notes indenture allow for interest payments on the 2029 Convertible Notes to be paid in kind. If we choose to pay interest on the 2029 Convertible Notes in kind, the aggregate principal amount of 2029 Convertible Notes outstanding will increase.

Our obligations related to our outstanding or any future indebtedness could adversely affect our ability to take advantage of corporate opportunities, which could adversely affect our business, financial condition, and results of operations, including, but not limited to, the following:

- our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements, or other purposes may be limited, or financing may be unavailable;

- a substantial portion of our cash flows must be dedicated to the payment of principal and interest on our indebtedness and other obligations and will not be available for use in our business;

- lack of liquidity could limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

- our debt obligations will make us more vulnerable to changes in general economic conditions and/or a downturn in our business, thereby making it more difficult for us to satisfy our obligations; and

- if we fail to make required debt payments or to comply with other covenants in our debt agreements, we would be in default under the terms of these agreements, which could permit our creditors to accelerate repayment of the debt and could cause cross-defaults under other debt agreements. For example, our failure to repay or refinance our 2026 Convertible Notes upon or prior to maturity may trigger an event of default under our 2029 Convertible Notes.

We may also incur additional indebtedness to meet future financing needs, including pursuant to the Facility. If we incur any additional debt, the related risks that we and our subsidiaries face could intensify.

Finally, we may in the future be in non-compliance with the terms of certain of our other debt instruments. To the extent we are in non-compliance with the terms of such debt instruments, we may be required to make payments to the holders of such instruments, those holders may be entitled to the issuance of stock by us, and the holders of such stock may be entitled to registration or other investor rights.

Servicing our indebtedness will require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial indebtedness.

Our ability to make scheduled payments of the principal and interest when due, or to refinance our borrowings under our debt agreements, will depend on our future performance and our ability to raise further equity or debt financing, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to both (i) satisfy our existing and future obligations to our creditors and (ii) allow us to make necessary capital expenditures. If we are unable to generate such cash flow or raise further financing, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional capital on terms that may be onerous or highly dilutive. Additionally, the terms of the 2029 notes indenture allow for interest payments on the 2029 Convertible Notes to be paid-in-kind. If we choose to pay interest on the 2029 Convertible Notes in kind, the aggregate principal amount of 2029 Convertible Notes outstanding will increase. We may need or desire to repay, refinance, restructure or defease our existing indebtedness, including prior to its maturity, in one or more transactions, which may involve the payment of cash or the issuance of additional debt or equity securities. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all. Our ability to refinance existing or future indebtedness will depend on the capital markets and our financial condition at such time. In addition, the terms of the 2029 notes indenture and the Exchange Agreement restrict our ability to incur certain indebtedness and issue certain equity securities. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our current or future debt agreements, including the Facility.

Our operating results may fluctuate, which makes our results difficult to predict.

Our revenue and operating results could vary significantly from quarter-to-quarter and year-to-year because of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed herein, factors that may contribute to the variability of our quarterly and annual results include:

- our ability to retain and grow our subscriber base, as well as increase engagement among new and existing subscribers;

- our ability to maintain effective pricing practices, in response to the competitive markets in which we operate or other macroeconomic factors, such as inflation or increased taxes;

- the addition or loss of popular content or channels, including our ability to enter into new content deals or negotiate renewals with our content providers on terms that are favorable to us, or at all;

- our ability to effectively manage our growth;

- our ability to attract and retain existing advertisers;

- seasonal, cyclical or other shifts in revenue and expenses;

- our revenue mix;

- the entrance of new competitors or competitive products or services, whether by established or new companies;

- our ability to keep pace with changes in technology and our competitors, and the timing of the launch of new or updated products, content or features;

- interruptions in service, whether or not we are responsible for such interruptions, and any related impact on our reputation;

- our ability to pursue and appropriately time our entry into new geographic or content markets and, if pursued, our management of this expansion;

- costs associated with litigation, including antitrust and intellectual property infringement litigation;

- the impact of general economic conditions on our revenue and expenses; and

- changes in regulations affecting our business.

This variability makes it difficult to forecast our future results with precision and to assess accurately whether increases or decreases are likely to cause quarterly or annual results to exceed or fall short of previously issued guidance. While we assess our quarterly and annual guidance and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results.

If we fail to effectively manage our growth, our business, operating results, and financial condition may suffer.

We have experienced significant growth rates in both the number of subscribers on our platform and revenue over the last few years. As we grow larger and increase our subscriber base and usage, we expect it will become increasingly difficult to maintain the rate of growth we have experienced.

In addition, our growth to date has placed significant demands on our management and on our operational and financial infrastructure, and we expect these trends to continue in connection with further growth. In order to attain and maintain profitability, we will need to recruit, integrate, and retain skilled and experienced personnel who can demonstrate our value proposition to subscribers, advertisers, and business partners and who can increase the monetization of our platform. Continued growth could also strain our ability to maintain reliable service levels for our customers, effectively monetize the content streamed, develop and improve our operational and financial controls, and recruit, train, and retain highly skilled personnel. If our systems do not evolve to meet the increased demands placed on us by an increasing number of advertisers, we also may be unable to meet our obligations under advertising agreements with respect to the delivery of advertising or other performance obligations. As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable technical and management resources. If we fail to maintain efficiency and allocate limited resources effectively in our organization as it grows, our business, operating results, and financial condition may suffer.

We have been expanding our operations internationally, and as our international offering evolves, we are managing and adjusting our business to address varied content offerings, consumer customs and practices, in particular those dealing with e-commerce and streaming video, as well as differing legal and regulatory environments.

Risks Relating to the Business Combination

The Business Combination may not be completed on the terms or timeline currently contemplated, or at all, and failure to complete the Business Combination may result in material adverse consequences to Fubo's business and operations.

The Business Combination is subject to several closing conditions, including (i) the approval of the Business Combination Agreement (as defined below) and other proposals related to the Business Combination by Fubo's shareholders, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and the clearance or obtainment of applicable consents of any specified governmental entity required to be obtained with respect to the Business Combination under the Business Combination Agreement, (iii) no enactment, issuance, promulgation or grant of any law or order, as applicable, by any governmental entity that is in effect and that has the effect of making the Business Combination illegal or prohibiting or otherwise preventing the consummation of the Business Combination, (iv) completion of certain internal reorganization transactions by Hulu, LLC ("Hulu") and Fubo, in each case, in accordance with the Business Combination Agreement and the documents contemplated therein, (v) the acceptance of documents related to the conversion of Fubo from a Florida corporation to a Delaware corporation by the Secretary of State of the State of Florida and the Secretary of State of the State of Delaware, (vi) the accuracy of the other party's representations and warranties as of the date of the Business Combination Agreement, subject to certain customary materiality standards set forth in the Business Combination Agreement and the delivery by each party to the other party of a certificate certifying the same, (vii) compliance by each party, in all material respects, with its applicable obligations under the Business Combination Agreement prior to the closing of the Business Combination (the "Closing"), and (viii) delivery by each party to the other party of certain other closing deliverables, as specified in the Business Combination Agreement.

The parties have not yet obtained all regulatory clearances, consents and approvals required to complete the Business Combination. Governmental or regulatory agencies could still seek to block or challenge the Business Combination or could impose restrictions they deem necessary or desirable in the public interest as a condition to approving the Business Combination. If these approvals are not received, then neither Fubo nor The Walt Disney Company ("Disney") will be obligated to complete the Business Combination. If the approvals could be received, but the applicable regulatory agency requires Hulu to (i) (a) sell, divest, license or hold separate any rights, equity interests or other assets or any portion of any business of Hulu or any of its respective affiliates or (b) agree to other restrictions or limitations on any business, operations, assets, properties or contractual freedoms of any businesses or operations of Hulu or its respective affiliates, or (ii) agree to sell, divest, license or hold separate any rights, equity interests or other assets or any portion of any business of Fubo or its subsidiaries, Hulu is not required to undertake such action and neither Hulu nor Fubo would be obligated to complete the Business Combination.

If Fubo's shareholders do not approve the Business Combination Agreement or if the Business Combination is not completed for any other reason, Fubo would be subject to a number of risks, including the following:

- Fubo and its shareholders would not realize the anticipated benefits of the Business Combination, including any anticipated synergies from combining Hulu Live and Fubo;

- Fubo may be required to pay a $50 million termination fee following termination of the Business Combination Agreement in certain circumstances, including if Fubo terminates the Business Combination Agreement to accept a superior acquisition proposal or if Hulu terminates the Business Combination Agreement because our Board of Directors effected certain changes to its recommendation to Fubo shareholders; and

- the trading price of Fubo common stock may experience increased volatility or decrease to the extent that the current market prices reflect a market assumption that the Business Combination will be completed.

The occurrence of any of these events individually or in combination could have a material adverse effect on the results of operations of Fubo or the trading price of Fubo common stock. Fubo is also exposed to general competitive pressures and risks, which may be increased if the Business Combination is not completed.

Fubo and Hulu will be subject to business uncertainties and contractual restrictions while the Business Combination is pending that could adversely affect either of them or, in the event the Business Combination is completed, Newco.

Uncertainty about the effect of the Business Combination on employees, business partners and customers may have an adverse effect on (i) either of Fubo or Hulu, regardless of whether the Business Combination is eventually completed, and, (ii) in the event the Business Combination is completed, on Newco (as defined below). These uncertainties may impair Fubo's and Hulu's ability to attract, retain and motivate key personnel until the Business Combination is completed, or the Business Combination Agreement is terminated, and for a period of time thereafter, and could cause customers, business partners and others that deal with Fubo or Hulu to seek to change existing business relationships with Fubo or Hulu.

The pursuit of the Business Combination and the preparation for the integration of Fubo and Hulu Live have placed, and will continue to place, a significant burden on the management and internal resources of both Fubo and Hulu. There is a significant degree of difficulty and management distraction inherent in the process of closing the Business Combination and integrating Fubo and Hulu, which could cause an interruption of, or loss of momentum in, the activities of each company's existing businesses, regardless of whether the Business Combination is eventually completed. Before and immediately following the Closing, the management teams of Fubo and Hulu will be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage their respective existing businesses, service existing business partners, attract new customers and develop new products, technologies, services or strategies. One potential consequence of such distractions could be the failure of management to realize other opportunities that could be beneficial to Fubo or Hulu, respectively. If Fubo's or Hulu's senior management is not able to effectively manage the process leading up to and immediately following Closing, or if any significant business activities are interrupted as a result of the integration process, the business of Fubo, Hulu or, in the event the Business Combination is completed, Newco could suffer.

Employee retention and recruitment may also be challenging for Fubo and Hulu during the pendency of the Business Combination, as employees and prospective employees may experience uncertainty about their future roles with Newco. For each of Fubo and Hulu, the departure of existing key employees or the failure of potential key employees to continue employment with Newco or one of its subsidiaries, despite Fubo's and Hulu's retention and recruiting efforts, could have a material adverse impact on Fubo's and Hulu's business, financial condition and operating results, regardless of whether the Business Combination is eventually completed and, in the event the Business Combination is completed, could have a material adverse impact on Newco's business, financial condition and operating results.

In addition, the Business Combination Agreement restricts Fubo from making certain acquisitions, entering into certain partnerships and joint ventures and taking certain other specified actions without the consent of Hulu until the Business Combination is consummated, or the Business Combination Agreement is terminated. These restrictions may prevent Fubo from pursuing otherwise attractive business opportunities and making other changes to its business before completion of the Business Combination or termination of the Business Combination Agreement.

The Business Combination Agreement contains provisions that may discourage other companies from trying to acquire Fubo.

The Business Combination Agreement contains provisions that may discourage third parties from submitting business combination proposals to Fubo that might result in greater value to Fubo shareholders than the Business Combination. The Business Combination Agreement generally prohibits Fubo from soliciting any competing acquisition proposal. In addition, if the Business Combination Agreement is terminated by Fubo or Hulu in circumstances that obligate Fubo to pay a termination fee to Hulu, Fubo's financial condition may be adversely affected as a result of the payment of the termination fee, which might deter third parties from proposing alternative business combination proposals.

Fubo has incurred, and will continue to incur, direct and indirect costs as a result of the Business Combination.

Fubo has incurred, and will continue to incur, significant costs and expenses, including regulatory costs, fees for professional services, and other transaction costs in connection with the Business Combination. There are a number of factors beyond Fubo's control that could affect the total amount or the timing of these costs and expenses. Many of these fees and costs will be payable by us even if the Business Combination is not completed and may relate to activities that we would not have undertaken other than to complete the Business Combination.

Litigation challenging the Business Combination Agreement and the Business Combination may prevent the Business Combination from being consummated within the expected timeframe or at all.

Lawsuits may be filed against Fubo, our Board of Directors or the other parties to the Business Combination Agreement challenging the Business Combination Agreement or the Business Combination or making other claims in connection therewith. Such lawsuits may be brought by our purported shareholders and may seek, among other things, to enjoin consummation of the Business Combination. One of the conditions to the consummation of the Business Combination is that there is no enactment, issuance, promulgation or grant of any law or order, as applicable, by any governmental entity that is in effect and that has the effect of making the Business Combination illegal or prohibiting or otherwise preventing the consummation of the Business Combination. As such, if the plaintiffs in such potential lawsuits are successful in obtaining an injunction prohibiting the defendants from completing the Business Combination on the agreed upon terms, then such injunction may prevent the Business Combination from becoming effective, or from becoming effective within the expected timeframe.

Our principal asset after the completion of the Business Combination will be our interest in Newco, and, accordingly, we will depend on distributions from Newco to pay our taxes and expenses, including payments under the contemplated Tax Receivables Agreement, and to pay dividends. Newco's ability to make such distributions may be subject to various limitations and restrictions.

Upon the completion of the Business Combination, we will be a holding company and will have no material assets other than our ownership of Newco Units. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future will be dependent upon the financial results and cash flows of Newco and its subsidiaries and distributions we receive from Newco. Newco and its subsidiaries may not generate sufficient cash flow to distribute funds to us and applicable state law and contractual restrictions, including negative covenants in our debt instruments, may not permit such distributions.

We anticipate that Newco will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to us and Hulu (as the holders of Newco Units). Accordingly, we will incur income taxes on our allocable share of any net taxable income of Newco. Under the terms of the contemplated Newco operating agreement (the "Newco Operating Agreement"), as disclosed in the Business Combination Agreement, Newco will be obligated, subject to various limitations and restrictions, including with respect to any applicable credit agreements, to make tax distributions to us and Hulu (as the holders of Newco Units). In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivables Agreement contemplated under the Business Combination Agreement (the "Tax Receivables Agreement"), which we expect could be significant.

We intend, as its managing member, to cause Newco to make (i) pro rata tax distributions to us and Hulu (as the holders of Newco Units) in an amount sufficient to fund all or part of our tax obligations in respect of taxable income allocated to us and to cover our tax obligations, including payments due under the Tax Receivables Agreement, and (ii) distributions to us to pay our operating expenses. However, Newco's ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Newco is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Newco insolvent. If we do not have sufficient funds to pay our tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make timely payments under the Tax Receivables Agreement for any reason, such payments generally will be deferred and will accrue interest until paid.

Under the Newco Operating Agreement, we intend to cause Newco, from time to time, to make pro rata distributions in cash to us and Hulu (as the holders of Newco Units) in amounts at least sufficient to cover the taxes imposed on our allocable shares of net taxable income of Newco. While tax distributions are intended to be set according to our tax liabilities (including the Tax Receivable Agreement), it is possible that as a result of (i) potential differences in the amount of net taxable income allocable to us and Hulu and (ii) certain tax benefits that we anticipate from (a) future purchases or redemptions of Newco Units from Hulu and (b) payments under the Tax Receivables Agreement, these cash distributions may be in amounts that exceed our actual tax liabilities with respect to the relevant taxable year, including our obligations under the Tax Receivables Agreement. In such case, our board of directors will determine the appropriate uses for any such excess cash, which may include, among other uses, the payment of obligations under the Tax Receivables Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the exchange ratio for Newco Units and corresponding shares of the Company's publicly traded common stock following the completion of the Business Combination ("Class A Common Stock") will be made as a result of any cash distribution by us or any retention of cash by us, and in any event the ratio will remain one-to-one. To the extent we do not distribute such excess cash as dividends on our stock we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending it (or a portion thereof) to Newco, which may result in shares of our Class A Common Stock increasing in value relative to the value of Newco Units. Following such loan or a contribution of such excess cash to Newco, we may, but are not required to, make an adjustment to the outstanding number of Newco Units held by Hulu. In the absence of such adjustment, Hulu may benefit from any value attributable to such cash and/or loan balances if it acquires shares of Class A Common Stock in exchange for its Newco Units, notwithstanding that Hulu may have participated previously as a holder of Newco Units in distributions that resulted in such excess cash balances.

The Tax Receivables Agreement with Hulu will require us to make cash payments to Hulu in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Upon the closing of the Business Combination, we will enter into a Tax Receivables Agreement with Newco and Hulu. Under the Tax Receivables Agreement, we will be required to make cash payments to Hulu for certain tax benefits realized (or, in connection with an acceleration upon our election to terminate the Tax Receivables Agreement, deemed realized) by us. We will be generally obligated to pay Hulu a percentage of the benefit realized by us from our use of certain historic net operating loss carryforwards ("NOLs") in an amount equal to the lesser of (i) 70% and (ii) Hulu's ownership percentage of Newco as of the date the NOL is utilized. We will also be generally obligated to pay Hulu 70% of the tax benefit as a result of (i) tax basis adjustments expected to be obtained by us resulting from (a) any future redemptions or exchanges of Newco Units from Hulu, (b) certain distributions (or deemed distributions) by Newco, and (c) payments made under the Tax Receivables Agreement. and (ii) deductions attributable to imputed interest and other payments of interest by us pursuant to the Tax Receivables Agreement. We will depend on cash distributions from Newco to make payments under the Tax Receivables Agreement. Any payments made by us to Hulu under the Tax Receivables Agreement will generally reduce the amount of cash that might have otherwise been available to us. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of the purchase of Newco Units and Class A Common Stock exchanges, and the resulting amounts we are likely to pay out to Hulu pursuant to the Tax Receivables Agreement; however, we estimate that such payments will be substantial.

The payment obligation under the Tax Receivables Agreement will be an obligation of the Company and not of Newco. Any payments made by us to Hulu under the Tax Receivables Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivables Agreement for any reason, such payments will be deferred and will accrue interest until paid by us. Payments under the Tax Receivables Agreement are not conditioned upon Hulu maintaining a continued ownership interest in Newco or us.

In addition, decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments made under the Tax Receivables Agreement. For example, the earlier disposition of assets following a redemption or exchange of Newco Units may accelerate the recognition of associated tax benefits for which we would be required to make payments under the Tax Receivables Agreement and increase the present value of such payments, and the disposition of assets before a redemption or exchange of Newco Units may increase the tax liability of Hulu without giving rise to any rights to receive payments under the Tax Receivables Agreement with respect to tax attributes associated with such assets.

The ability to generate tax assets covered by the Tax Receivables Agreement, and the actual use of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivables Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges of Newco Units by, or purchases of Newco Units from, Hulu, the price of our Class A Common Stock at the time of the redemption, exchange or purchase; the extent to which such redemptions, exchanges or purchases are taxable or cause a limitation on our ability to utilize our net operating losses; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the tax rates and laws then applicable and the portion of our payments under the Tax Receivables Agreement constituting imputed interest.

Risks Related to Our Relationships with Content Providers, Customers and Other Third Parties

The long-term nature of certain of our content commitments may limit our operating flexibility and could adversely affect our liquidity and results of operations.

In connection with licensing streaming content, we typically enter into multi-year agreements with content providers. Given the multiple-year duration, if subscriber acquisition and retention do not meet our expectations, our margins may be adversely impacted. In the past, we had long term programming deals that required minimum license guarantee payments and we failed to make certain of those minimum guarantee payments to certain key programmers. We currently do not have any material programming deals that require minimum license fees in the United States, however, to the extent we fail to make any minimum guarantee payments in the future, if applicable, we may lose access to such content.

We also enter into multi-year commitments for content that we produce, either directly or through third parties, including elements associated with these productions such as non-cancelable commitments under talent agreements. Payment terms for certain content commitments, such as content we directly produce, will typically require more up-front cash payments than other content licenses or arrangements whereby we do not fund the production of such content.

To the extent subscriber and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of content commitments and payment requirements of certain agreements. In addition, the long-term nature of certain of our commitments may limit our flexibility in planning for or reacting to changes in our business and the market segments in which we operate. If we license and/or produce content that is not favorably received by consumers in a territory, or is unable to be shown in a territory, acquisition and retention may be adversely impacted and given the long-term and fixed cost nature of certain of our content commitments, as well as operational/technical costs tied to those commitments, we may not be able to adjust our content offering quickly and our results of operations may be adversely impacted.

Our results may be adversely affected if long-term content contracts are not renewed on sufficiently favorable terms.

We typically enter into long-term contracts for both the acquisition and the distribution of media content, including contracts for the acquisition of content rights for sporting events and other programs, as well as the distribution of content on connected TV platforms. As these contracts expire, we must renew or renegotiate the contracts, and if we are unable to renew them on acceptable terms, we may lose content rights or distribution rights. Even if these contracts are renewed, the cost of obtaining content rights may increase (or increase at faster rates than our historical experience). Moreover, our ability to renew these contracts on favorable terms may be affected by consolidation in the market for content distribution, the entrance of new participants in the market for distribution of content, the scale of our subscriber base and other factors. With respect to the acquisition of content rights, particularly sports content rights, the impact of these long-term contracts on our results over the term of the contracts depends on a number of factors, including the strength of advertising markets, subscription levels and rates for content, effectiveness of marketing efforts and the size of viewer audiences. There can be no assurance that revenues from content based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the content.

If we fail to obtain or maintain popular content, we may fail to retain existing subscribers and attract new subscribers.

We have invested a significant amount of time to cultivate relationships with our content providers; however, such relationships may not continue to grow or yield further financial results. We must continuously maintain existing relationships and identify and establish new relationships with content providers to provide popular content. In order to remain competitive, we must consistently meet customer demand for popular streaming channels and content, particularly as we enter new markets, including international markets. If we are not successful in maintaining channels on our platform that attract and retain a significant number of subscribers, or if we are not able to do so in a cost-effective manner, our business will be harmed.

We enter into agreements with our content providers, which have varying terms and conditions, including expiration dates. Upon expiration of these agreements, we are required to re-negotiate and renew them in order to continue providing content from these providers on our streaming platform. We have in the past been unable, and in the future may not be able, to reach a satisfactory agreement with certain content providers before our existing agreements have expired. If we are unable to renew such agreements on a timely basis on mutually agreeable terms, we may be required to temporarily or permanently remove certain channels from our streaming platform. The loss of such channels from our streaming platform for any period of time may harm our business, including as a result of customer confusion and/or dissatisfaction regarding the change in programming available on our platform. If we fail to maintain our relationships with the content providers on terms favorable to us, or at all, or if these content providers face problems in delivering their content across our platform, we may lose channel partners or subscribers and our business may be harmed.

If our efforts to attract and retain subscribers are not successful, our business will be adversely affected.

We have experienced significant subscriber growth over the past several years. Our ability to continue to attract subscribers will depend in part on our ability to consistently provide our subscribers with compelling content choices at competitive prices and effectively market our platform. Furthermore, the relative service levels, content offerings, pricing and related features of our competitors may adversely impact our ability to attract and retain subscribers. In addition, many of our subscribers re-join our platform or originate from word-of-mouth referrals from existing subscribers. If our efforts to satisfy our existing subscribers are not successful, we may not be able to attract subscribers, and as a result, our ability to maintain and/or grow our business will be adversely affected.

If consumers perceive a reduction in the value of our platform because, for example, we introduce new or adjust existing features, adjust pricing or platform offerings, or change the mix or packaging of content in a manner that is not favorably received by them, we may not be able to attract and retain subscribers. Subscribers cancel their subscription for many reasons, including due to a perception that they do not use the platform sufficiently, the need to cut household expenses, the availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new subscriptions both to replace canceled or expired subscriptions and to grow our business beyond our current subscription base. While we permit multiple subscribers within the same household to share a single account for non-commercial purposes, if account sharing is abused, our ability to add new subscribers may be hindered and our results of operations may be adversely impacted. If we do not grow as expected, given, in particular, that our content costs are largely contracted over several years, we may not be able to adjust our expenditures or increase our (per subscriber) revenues commensurate with the lowered growth rate such that our margins, liquidity and results of operations may be adversely impacted.

Our business, financial condition, and results of operations are also impacted by changes in the distribution strategy by the various content providers on our platform. This also impacts our ability to accurately forecast subscriber growth and revenue. Some of these changes may include the simulcasting and/or exclusive streaming of content, including sporting events that traditionally were only broadcasted on linear Pay TV, on direct-to-consumer ("DTC") "plus services" at generally lower prices. If current or future content partners refuse to grant our subscribers access to stream certain channels or sporting events, or make their content available on their own DTC platform or our competitors' platforms, whether exclusively or at more attractive pricing, this could adversely affect our ability to acquire and retain subscribers, which could materially and adversely affect our business, financial condition and results of operation. In addition, Regional Sports Networks ("RSNs") have been a significant driver of subscription growth for us. Recently, certain RSNs have been experiencing financial challenges, which may impact their ability to maintain or enhance their sports programming and, in turn, could adversely affect our future subscriber growth and retention. If popular local sports programming, which has historically had limited carriage and distribution via RSNs, continues to shift to national broadcast networks and as a result continues to become more widely available on competitor platforms, including those that have not previously carried regionalized sports programming, it could adversely impact our ability to acquire this content, or to do so in cost-effective manner, or our ability to compete with current and new competitors.

If we are unable to successfully compete with current and new competitors in both retaining our existing subscribers and attracting new subscribers, our business could be adversely affected. Further, if excessive numbers of subscribers cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate replacing these subscribers with new subscribers.

Our agreements with certain distribution partners may contain parity obligations which limit our ability to pursue unique partnerships.

Our agreements with certain distribution partners contain obligations which require us to offer them the same technical features, content, pricing and packages that we make available to our other distribution partners and also require us to provide parity in the marketing of the availability of our application across our distribution partners. These parity obligations may limit our ability to pursue technological innovation or partnerships with individual distribution partners and may limit our capacity to negotiate favorable transactions with different partners or otherwise provide improved products and services. As our technical feature developments progress at varying speeds and at different times with different distribution partners, we currently offer some enhanced technical features on distribution platforms that we do not make available on other distribution platforms, which limits the quality and uniformity of our offering to all consumers across our distribution platforms. In addition, delays in technical developments across our distribution partners puts us at risk of breaching our parity obligations with such distribution platforms, which threatens the certainty of our agreements with distribution partners.

If we are unable to maintain an adequate supply of ad inventory on our platform, our business may be harmed.

We may fail to attract content providers that generate a sufficient quantity or quality of ad content hours on our platform and continue to grow our video ad inventory. Our business model depends on our ability to grow video ad inventory on our platform and sell it to advertisers. We grow ad inventory by adding and retaining content providers on our platform with ad-supported channels that we can monetize. Additionally, our ad inventory may be limited by restrictive ad requirements imposed by content providers. If we are unable to grow and maintain a sufficient supply of quality video advertising inventory at reasonable costs to keep up with demand, our business may be harmed.

We operate in a highly competitive industry, and we compete for advertising revenue with other internet streaming platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV and satellite and Internet radio. We may not be successful in maintaining or improving our fill-rates or CPMs.

Our competitors offer content and other advertising mediums that may be more attractive to advertisers than our TV streaming platform. These competitors are often very large and have more advertising experience and financial resources than we do, which may adversely affect our ability to compete for advertisers and may result in lower revenue from advertising. If we are unable to increase our advertising revenue by, among other things, continuing to improve our platform's data capabilities to further optimize and measure advertisers' campaigns, increase our advertising inventory and expand our advertising sales team and programmatic capabilities, our business and our growth prospects may be harmed. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

If content providers refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

Our ability to provide our subscribers with content they can watch depends on content providers and other rights holders licensing rights, including distribution rights, to such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary, and we may be operating outside the terms of some of our current licenses. As content providers develop their own streaming services or elect to license content exclusively to third-party services, they may be unwilling to provide us with access to certain content, including popular series, movies or sporting events. If the content providers and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to stream content to our subscribers may be adversely affected and/or our costs could increase. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. As competition increases, we see the cost of certain programming increase.

Further, if we do not maintain a compelling mix of content, our subscriber acquisition and retention may be adversely affected.

Our content providers impose a number of restrictions on how we distribute and market our products and services, which can adversely affect our business.

A number of our major content partners impose significant restrictions on how we can distribute and market our products and services. For example, our content partners may prevent us from partnering with third party distributors and manufacturers to exploit new market opportunities or prevent us from bundling or reselling our products with third party products and services, or otherwise restrict how we might brand or market our products and services. Our content partners also impose restrictions on the content and composition of the packages we can make available to our customers and restrictions on how we might make some or all of our content available to customers (such as on a standalone basis, length of free trials/ previous or modified access or shorter form content). These restrictions may prevent us from responding dynamically to changing customer expectations or market demands or exploiting lucrative partnership opportunities. Content providers may also restrict the advertising that may be made available in connection with their content, including restrictions on the content and timing of such advertising, and restrictions on how advertising may be sold (such as a limit to sale on an aggregated, non-content specific basis only), which limits our opportunity to exploit potentially lucrative revenue streams.

Content providers may also provide their content only on a service that includes a minimum number of channels from other providers or require that we only provide their content in specific service tiers that include a specific mix of programming. Certain provisions in these agreements could become a challenge to comply with if we were to lose rights under agreements with key programmers.

In addition, our content partners generally impose requirements on us to treat them at least as favorably as other major providers in various ways, such as equal treatment with respect to content recommendations, displays on user interfaces, the marketing and promotion of content and streaming quality standards. This may materially restrict the functionality and performance of our technology, particularly our proprietary recommendation engine. This may also prevent us from offering commercial benefits to certain content providers, limiting our capacity to negotiate favorable transactions and overall limiting our ability to provide improved products and services.

Our agreements with content providers are complex, with various rights restrictions and favorability obligations which impose onerous compliance obligations.

The content rights granted to us are complex and multi-layered and differ substantially across different content and content providers. We may be able to make certain content available on a VOD basis or on certain devices but may be restricted from doing the same with other content, sometimes even with the same content provider. We are often not able to make certain content available at certain times or in certain geographical regions. In addition, our obligations to provide equality in the treatment between certain content providers require us to continuously monitor and assess treatment of content providers and content across our products and services.

These complex restrictions and requirements impose a significant compliance burden which is costly and challenging to maintain. A failure to maintain these obligations places us at risk of breaching our agreements with content providers, which could lead to loss of content and damages claims, which would have a negative impact on our products and service and our financial position.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.

As a producer and distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we acquire, produce, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials. We are devoting more resources toward the development, production, marketing and distribution of original programming, including Fubo Sports Network. We believe that original and exclusive programming can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain subscribers. To the extent our programming does not meet our expectations, in particular, in terms of costs, viewing and popularity, our business, including our brand and results of operations may be adversely impacted. As we have expanded our original programming, we have become responsible for production costs and other expenses, such as ongoing guild payments. We also take on risks associated with production, such as completion and key talent risk. Further, negotiations or renewals related to entertainment industry collective bargaining agreements could negatively impact timing and costs associated with our productions. We contract with third parties related to the development, production, marketing and distribution of our original programming. We may face potential liability or may suffer significant losses in connection with these arrangements, including but not limited to if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent we create and sell physical or digital merchandise relating to our programming, and/or license such rights to third parties, we could become subject to product liability, intellectual property or other claims related to such merchandise. We may decide to remove content from our service, not to place licensed or produced content on our service or discontinue or alter production of original content if we believe such content might not be well-received by our current or potential subscribers, or could be damaging to our brand or business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our service, or if we become liable for content we acquire, produce, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising.

If our efforts to build a strong brand and to maintain customer satisfaction and loyalty are not successful, we may not be able to attract or retain subscribers, and our business may be harmed.

Building and maintaining a strong brand is important to our ability to attract and retain subscribers, as potential subscribers have a number of TV streaming choices. Successfully building a brand is a time-consuming and comprehensive endeavor and can be positively and negatively impacted by any number of factors. Some of these factors, such as the quality or pricing of our platform or our customer service, are within our control. Other factors, such as the quality of the content that our content publishers provide, may be out of our control, yet subscribers may nonetheless attribute those factors to us. Our competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than we can. Many of our competitors are larger companies with substantial resources to devote to promoting their brands through traditional forms of advertising, such as print media and TV commercials, and have substantial resources to devote to such efforts. Our competitors may also have greater resources to utilize Internet advertising or website product placement more effectively than we can. In addition, as our current and/or future content partners continue to shift content, including sporting events, that were traditionally only broadcasted on linear Pay TV, to their own platform or our competitors' DTC platforms, whether exclusively or at more attractive prices, it could adversely affect our ability to build and differentiate our brand and value proposition to our subscribers. If we are unable to execute on building a strong brand, differentiating our business and platform from our competitors in the marketplace, our ability to attract and retain subscribers may be adversely affected and our business may be harmed.

We rely upon a number of partners to make our service available on their devices.

We currently offer subscribers the ability to receive streaming content through a host of Internet-connected screens, including TVs, digital video players, television set-top boxes and mobile devices. Some of our agreements with key distribution partners give distribution partners the ability to terminate their carriage of our service. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory, business or other impediments to delivering our streaming content to our subscribers via these devices, our ability to retain subscribers and grow our business could be adversely impacted.

Our business could be adversely affected if a number of our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. Furthermore, devices are manufactured and sold by entities other than Fubo, and while these entities should be responsible for the devices' performance, the connection between these devices and Fubo may nonetheless result in consumer dissatisfaction toward Fubo and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices or may lead us to stop supporting the delivery of our service on certain legacy devices. If partners do not update or otherwise modify their devices, or if we discontinue support for certain devices, our service and our subscribers' use and enjoyment could be negatively impacted.

We rely upon Google Cloud Platform and Amazon Web Services to operate certain aspects of our service, and any disruption of or interference with our use of Google Cloud Platform and/or Amazon Web Services would impact our operations and our business could be adversely impacted.

Each of Google Cloud Platform ("GCP") and Amazon Web Services ("AWS") provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have architected our software and information technology systems so as to utilize data processing, storage capabilities and other services provided by both GCP and AWS. Currently, we run the vast majority of our computing on GCP with some key components running on AWS. Given this, along with the fact that we cannot easily switch what is specifically running now on GCP and/or AWS to another cloud provider, any disruption of or interference with our use of GCP and/or AWS would impact our operations, and our business could be adversely impacted. Google (through YouTube TV) and, to a lesser extent, Amazon (through Amazon Prime) compete with us and, if Google or Amazon were to use GCP or AWS, respectively, in such a manner as to gain competitive advantage against our service, it could harm our business.

Risks Related to Our Financial Reporting and Disclosure

If we identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, investors could lose confidence in the accuracy and completeness of our financial reports.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and determine the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting.

The process of designing and implementing internal control over financial reporting required to comply with Section 404 of the Sarbanes-Oxley Act is time-consuming, costly, and complicated. If during the evaluation and testing process we identify one or more material weaknesses in our internal control over financial reporting, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented, or reviewed. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Our key metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to, average revenue per user, and number of subscribers, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our subscriber base for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across large populations.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of subscribers were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of subscribers to satisfy our growth strategies.

In addition, advertisers generally rely on third-party measurement services to calculate our metrics, and these third-party measurement services may not reflect our true audience. If advertisers, partners, or investors do not perceive our subscriber, geographic, or other demographic metrics to be accurate representations of our subscriber base, or if we discover material inaccuracies in our subscriber, geographic, or other demographic metrics, our reputation may be seriously harmed, and our business and operating results could be materially and adversely affected.

Preparing and forecasting our financial results requires us to make judgments and estimates which may differ materially from actual results, and if our operating and financial performance does not meet the guidance that we provide to the public, the market price of our common stock may decline.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. We base such estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, but actual results may differ from these estimates. Using such estimates has the potential to negatively impact the results we report which could negatively impact our stock price.

In addition, from time to time, we release guidance regarding our future performance. Such guidance is based upon a number of assumptions and estimates that, although presented with numerical specificity, are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Any such guidance will be composed of forward-looking statements subject to the risks and uncertainties described in this Annual Report and in our other public filings and public statements. Our actual results may not always be in line with or exceed, and could differ materially from, any guidance we have provided, especially in times of economic uncertainty such as the current environment. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock may decline.

Impairment in the carrying value of goodwill or long-lived assets could negatively affect our operating results.

We have a significant amount of goodwill and long-lived assets on our consolidated balance sheet. Under generally accepted accounting principles, annually, and upon the identification of a triggering event, management is required to perform an evaluation of the recoverability of goodwill and long-lived assets. Triggering events potentially warranting an interim goodwill impairment test include, among other factors, declines in historical or projected revenue, operating income or cash flows, and sustained declines in the Company's stock price or market capitalization, considered both in absolute terms and relative to peers. If business conditions or other factors cause profitability and cash flows to decline, we may be required to record non-cash impairment charges. If the carrying value of our reporting unit exceeds the current fair value, the goodwill is considered impaired and is reduced to fair value by a non-cash charge to earnings. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

We have recorded material non-cash goodwill and long-lived asset impairment charges in prior periods.

While management cannot predict if or when additional future goodwill or long-lived asset impairments may occur, additional impairments could have material adverse effects on the Company's operating income, net assets, and/or the Company's cost of, or access to, capital.

Risks Related to Our Products and Technologies and Competition

TV streaming is highly competitive and many companies, including large technology and entertainment companies, TV brands, and service operators, are actively focusing on this industry. If we fail to differentiate ourselves and compete successfully with these companies, it will be difficult for us to attract or retain subscribers and our business will be harmed.

TV streaming is increasingly competitive and global. Our success depends in part on attracting and retaining subscribers on, and effective monetization of, our platform. To attract and retain subscribers, we need to be able to respond efficiently to changes in consumer tastes and preferences and to further increase the type and number of content offerings. Effective monetization requires us to continue to update the features and functionality of our streaming platform for subscribers and advertisers.

Companies such as DirecTV, Comcast, Cox and Altice, along with virtual multichannel video programming distributors, such as YouTube TV, Hulu Live, DirecTV Stream, Philo and Sling TV, offer TV streaming products that compete with our platform. In many cases, these competitors have the financial resources to subsidize the cost of their streaming services in order to promote their other products and services making it harder for us to acquire new subscribers and increase hours streamed. Similarly, some service operators, such as Comcast and Altice, offer TV streaming applications as part of their cable service plans and can leverage their existing consumer bases, installation networks, broadband delivery networks and name recognition to gain traction in the TV streaming market. Some of these companies also promote their brands through traditional forms of advertising, such as TV commercials, as well as Internet advertising or website product placement, and have greater resources than us to devote to such efforts.

In addition, many TV manufacturers, such as Roku, Inc., Amazon.com, Inc., LG Electronics Inc., Samsung Electronics Co., Ltd. and VIZIO, Inc., offer their own TV streaming solutions pre-installed on their TVs. Other devices, such as Microsoft's Xbox and Sony's PlayStation game consoles and many DVD and Blu-ray players, also incorporate TV streaming functionality.

We expect competition in TV streaming from the large technology companies and service operators described above, as well as new and growing companies, to increase in the future. This increased competition could result in pricing pressure, lower revenue or the failure of our platform to gain or maintain broad market acceptance. To remain competitive, we need to continuously invest in product development and marketing. We may not have sufficient resources to make additional investments needed to maintain our competitive position. In addition, many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than us, which provide them with advantages in developing, marketing or servicing new products and offerings. As a result, they may be able to respond more quickly to market demand, devote greater resources to the development, promotion and sales of their products or the distribution of their content, secure more favorable rates for their content, and influence market acceptance of their products better than we can. These competitors may also be able to adapt more quickly to new or emerging technologies or standards and may be able to deliver products and services at a lower cost. New entrants may enter the TV streaming market with unique service offerings or approaches to providing video. In addition, our competitors may enter into business combinations or alliances that strengthen their competitive positions. Even if the Business Combination is consummated, we may not be able to sustain or strengthen our competitive position. Increased competition could reduce our market share, revenue and operating margins, increase our operating costs, harm our competitive position and otherwise harm our business.

If the advertisements and audience development campaigns and other promotional advertising on our platform are not relevant or not engaging to our subscribers, our growth in subscribers, advertisers and hours streamed may be adversely impacted.

We have made, and are continuing to make, investments to enable advertisers to deliver relevant advertising content to subscribers on our platform. Existing and prospective advertisers may not be successful in serving ads and audience development campaigns and sponsoring other promotional advertising that lead to and maintain user engagement. Those ads may seem irrelevant, repetitive or overly targeted and intrusive. We are continuously seeking to balance the objectives of our subscribers and advertisers with our desire to provide an optimal user experience, but we may not be successful in achieving a balance that continues to attract and retain subscribers and advertisers. If we do not introduce relevant advertisements, audience development campaigns and other promotional advertising or such advertisements, audience development campaigns and other promotional advertising are overly intrusive and impede the use of our TV streaming platform, our subscribers may stop using our platform which will harm our business.

Our future growth depends on the acceptance and growth of OTT advertising and OTT advertising platforms.

We operate in a highly competitive advertising industry and we compete for revenue from advertising with other streaming platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV, and satellite and internet radio. These competitors offer content and other advertising mediums that may be more attractive to advertisers than our streaming platform. These competitors are often very large and have more advertising experience and financial resources than we do, which may adversely affect our ability to compete for advertisers and may result in lower revenue from advertising. If we are unable to increase our revenue from advertising by, among other things, continuing to improve our platform's capabilities to further optimize and measure advertisers' campaigns, increase our advertising inventory and expand our advertising sales team and programmatic capabilities, our business and our growth prospects may be harmed. We may not be able to compete effectively or adapt to any such changes or trends, which would harm our ability to grow our advertising revenue and harm our business.

Many advertisers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as linear TV, radio and print. The future growth of our business depends on the growth of OTT advertising, and on advertisers increasing their spend on advertising on our platform. Although traditional TV advertisers have showed growing interest in OTT advertising, we cannot be certain that their interest will continue to increase or that they will not revert to traditional TV advertising, especially if our customers no longer stream TV or significantly reduce the amount of TV they stream. If advertisers, or their agency relationships, do not perceive meaningful benefits of OTT advertising, the market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business.

We may not be successful at expanding our content to areas outside our current content offering and even if we are able to expand into other content areas and sustain such expansion, we may not be successful in overcoming our reputation as primarily a live sports streaming service.

We currently have a reputation as primarily a live sports streaming service. We are making efforts to expand our content offerings outside live sports streaming, and currently offer a wide selection of news and entertainment content. However, we may not be successful at expanding our content to areas outside our current content offering, or maintaining content from our current content offering, and even if we are able to expand into other content areas and sustain such expansion, we may not be successful in overcoming our reputation as primarily a live sports streaming service.

If TV streaming develops more slowly than we expect, our operating results and growth prospects could be harmed. In addition, our future growth depends in part on the growth of TV streaming advertising.

TV streaming is a relatively new and rapidly evolving industry, making our business and prospects difficult to evaluate. The growth and profitability of this industry and the level of demand and market acceptance for our platform are subject to a high degree of uncertainty.

We believe that the continued growth of streaming as an entertainment alternative will depend on the availability and growth of cost-effective broadband Internet service, the quality of broadband content delivery, the quality and reliability of new devices and technology, the cost for subscribers relative to other sources of content, as well as the quality and breadth of content that is delivered across streaming platforms. These technologies, products and content offerings continue to emerge and evolve. Subscribers, content publishers or advertisers may find TV streaming platforms to be less attractive than traditional TV, which would harm our business. In addition, many advertisers continue to devote a substantial portion of their advertising budgets to traditional advertising, such as TV, radio and print. The future growth of our business depends in part on the growth of TV streaming advertising, and on advertisers increasing spend on such advertising. We cannot be certain that they will do so. If advertisers do not perceive meaningful benefits of TV streaming advertising, then this market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported, and piracy-based models. All of these have the potential to capture meaningful segments of the entertainment video market. Piracy in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet based e-commerce or entertainment video providers are increasing their streaming video offerings.

Several of these competitors have long operating histories, large customer bases, strong brand recognition, exclusive rights to certain content and significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to product development, technology, infrastructure, content acquisitions and marketing. New entrants may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share or revenues.

Our products and services related to sports wagering subjected our business to a variety of related gaming laws, many of which are unsettled and still developing, and which could subject us to claims or otherwise harm our business. The violation of any such laws, any adverse change in any such laws or their interpretation, or the regulatory climate applicable to these products and services, could have a material adverse effect on our financial condition and results of operations.

While Fubo Gaming dissolved and ceased operation of Fubo Sportsbook in October 2022, Fubo Gaming had launched the Fubo Sportsbook app in Iowa and Arizona during the fourth quarter of 2021, and in New Jersey during the third quarter of 2022. Expansion of our business into sports wagering, including through third-party partnerships, has generally subjected us to the laws and regulations of the jurisdictions in which we conducted our business or in some circumstances, of those jurisdictions in which our services were offered or were available, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to the privacy and security of personal information, tax and consumer protection and, potentially, any additional laws and regulations that may impact our business partners. These laws and regulations vary from one jurisdiction to another. We may to some extent again become subject to these laws and regulations to the extent we were to engage in gaming operations or otherwise partner with a third party subject to these laws and regulations in the future.

In connection with the foregoing, future legislative and regulatory action, and court decisions or other governmental action, may have a material adverse impact on our operations and financial results. Governmental authorities could view us as having violated applicable laws, despite efforts to obtain all applicable licenses or approvals and otherwise comply with such laws. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in the sports wagering industry who partnered with, serviced or worked with or for us. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our licensees or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as impact our reputation.

If the technology we use in operating our business fails, is unavailable, or does not operate to expectations, our business and results of operation could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. This includes the technology that we have developed to recommend and merchandise content to our consumers as well as enable fast and efficient delivery of content to our subscribers and their various consumer electronic devices. For example, as part of the content delivery systems, we use third-party content delivery networks ("CDNs"). To the extent Internet Service Providers ("ISPs") do not interconnect with our CDN or charge us to access their networks, or if we experience difficulties in our CDN's operation, our ability to efficiently and effectively deliver our streaming content to our subscribers could be adversely impacted and our business and results of operation could be adversely affected.

Likewise, our system for predicting subscriber content preferences is based on advanced data analytics systems and our proprietary algorithms. We have invested, and plan to continue to invest, significant resources in refining these technologies; however, we cannot assure you that such investments will yield an attractive return or that such refinements will be effective. The effectiveness of our ability to predict subscriber content preferences depends in part on our ability to gather and effectively analyze large amounts of subscriber data. Our ability to predict content that our subscribers enjoy is critical to the perceived value of our platform among subscribers and failure to make accurate predictions could materially adversely affect our ability to adequately attract and retain subscribers and sell advertising to meet investor expectations for growth or to generate revenue. We also utilize third-party technology to help market our service, process payments, and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, including as a result of "bugs" in our development and deployment of software, our ability to operate our service, retain existing subscribers and add new subscribers may be impaired. Any harm to our subscribers' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

We rely on third-party providers to validate the identity and identify the location of our users, and if such providers fail to perform adequately, provide accurate information or we do not maintain business relationships with them, our business, financial condition and results of operations could be adversely affected.

There is no guarantee that the third-party geolocation and identity verification systems that we rely on will perform adequately or be effective. We rely on our geolocation and identity verification systems to ensure we are in compliance with certain laws and regulations, and any service disruption to those systems would prohibit us from operating our offerings and could adversely affect our business. Additionally, incorrect or misleading geolocation and identity verification data with respect to current or potential users received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. Our third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. Changes, disruptions or temporary or permanent failure to access such sources by our third-party services providers may result in their inability to accurately determine the location of our users. Moreover, our inability to maintain our existing contracts with third-party services providers, or to replace them with equivalent third parties, may result in our inability to access geolocation and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition and results of operations could be adversely affected.

We may face risks associated with our use of certain artificial intelligence and machine learning models.

Our business utilizes internally developed and third party artificial intelligence ("AI") and machine learning technologies, including in connection with offering interactive functionality on our platform. For example, in December 2021, we completed the acquisition of Edisn, an AI-powered computer vision platform with patent-pending video recognition technologies based in Bangalore, India. We are, and plan in the future, to evaluate the further investment in and/or use artificial intelligence and machine learning technologies, including potential utilization by our business. As with many technological innovations, artificial intelligence presents risks and challenges that could affect our ability to effectively use such technologies, and therefore our business. If our AI tools are inadequately or incorrectly designed, improperly trained or used, or the data used to train or refine them is incomplete, inadequate or biased in some way or is data to which we or the providers of such AI technologies do not have sufficient rights, our use of AI may inadvertently reduce our efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our business goals, do not comply with our policies or standards or adversely affect our financial condition, business and reputation.

In addition to our proprietary AI technologies, we use AI technologies licensed from third parties in our business. Our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third party AI technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Artificial intelligence and machine learning technologies are complex and rapidly evolving, and we face significant competition from other companies in our industry as well as an evolving regulatory landscape. These efforts, including the introduction of new products or changes to existing products, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. Changes to existing regulations, their interpretation or implementation or new regulations could impede our use of artificial intelligence and machine learning technology and also may increase the burden and cost of research and development in this area. For example, in Europe, the EU Artificial Intelligence Act ("EU AI Act") entered into force in August 2024 and establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market, and the majority of the substantive requirements will apply two years later. The EU AI Act applies to companies that develop, use and/ or provide artificial intelligence in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover. In addition, the revised EU Product Liability Directive came into force in December 2024, to be implemented into EU member state national law by December 2026. This Directive extends the EU's existing strict product liability regime to AI and machine learning technologies, and facilitates civil claims in respect of harm caused by AI. Once fully applicable, the EU AI Act and the EU Product Liability Directive will have a material impact on the way artificial intelligence is regulated in the EU, and together with developing guidance and/ or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

In the United States, there has been uncertainty regarding the applicable regulations that will apply to the development and use of AI technologies. For instance, in January 2025, the current administration rescinded an executive order from the prior administration relating to the safe and secure development of AI technologies. The current administration then issued a new interim executive order that, among other things, requires certain agencies to specifically review and, if possible, rescind rulemaking taken pursuant to the rescinded prior administration executive order. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to promote compliance or remain competitive. U.S. legislation related to AI technologies has also been introduced at the federal level and is advancing at the state level. Such additional regulations may impact our ability to develop, use, procure and commercialize AI technologies in the future.

In addition to regulatory developments, there is an increase in litigation in a number of jurisdictions, including the United States, relating to the use of artificial intelligence, particularly generative artificial intelligence. In addition, market acceptance of artificial intelligence and machine learning technologies is uncertain, and we may be unsuccessful in our product development efforts. Any of these factors and regulatory developments, and together with developing guidance and/ or decisions in this area, could adversely affect our use of artificial intelligence and our ability to provide and to improve our services, our business, financial condition, and results of operations.

Risks Related to Regulation

We will be subject to regulatory investigations, which could cause us to incur substantial costs or require us to change our business practices in a materially adverse manner.

We expect to receive formal and informal inquiries from government authorities and regulators from time to time, including securities authorities, and tax authorities regarding our compliance with laws and other matters. We expect to continue to be the subject of investigations and audits in the future as we continue to grow and expand our operations. Violation of existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties providing a negative effect on our financial condition and results of operations. In addition, there is a possibility that future orders issued by, or inquiries or enforcement actions initiated by, government or regulatory authorities may cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties, or require us to change our business practices that may have materially adverse effects to our business.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business and we may incur greater operating expenses.

We are subject to general business regulations and laws, as well as regulations and laws specific to the Internet and the television broadcasting industry, which may include laws and regulations related to user privacy, data protection, information security, consumer protection, payment processing, taxation, intellectual property, electronic contracts, Internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction. Litigation and regulatory proceedings are inherently uncertain, and the laws and regulations governing issues such as privacy, payment processing, taxation and consumer protection related to the Internet continue to develop.

As our streaming service and others like us gain traction in the United States and international markets, governments are increasingly looking to introduce new or extend legacy regulations to these services, in particular those related to broadcast media and tax. For example, in 2023 and 2024 Congress has held several hearings regarding the potential expansion of the Federal Communications Commission's ("FCC") regulations governing traditional Pay TV providers, such as cable and satellite providers, to include virtual multichannel video programming distributors ("vMVPDs") that offer linear programming. Any such expansion or changes to the laws or regulations governing vMVPDs could adversely impact our business. In addition, European law enables individual member states to impose levies and other financial obligations on media operators located outside their jurisdiction. Several jurisdictions have and others may, over time, impose financial and regulatory obligations on us. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Laws relating to the liability of providers of online services for activities of their subscribers and other third parties have been tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the advertisements posted, or the content provided by subscribers. In some instances, we have certain protections against claims related to such subscriber or third-party generated content, including defamatory content. Specifically, in the United States, Section 230 of the Communications Act of 1934, as amended by the Communications Decency Act ("Section 230"), limits the liability of providers of interactive computer services with respect to claims arising from content generated by a subscriber or third party. The scope of liability protection available to interactive computer service providers under Section 230 has been well-established through case law. On a regular basis, however, parties in litigation seek to limit the scope of immunity under Section 230, and government officials and others propose to eliminate or reduce existing liability protections under Section 230 via legislation. In 2023, the U.S. Supreme Court was presented with the opportunity to address the scope of protection available to interactive computer service providers under Section 230 in circumstances where such providers recommend content to users. The Court ultimately declined to rule on this issue, however, thereby leaving intact the current scope of protection to which interactive computer service providers are entitled under Section 230. Any future changes to the scope of liability protection available to providers of interactive computer services could affect our ability to claim protection under Section 230.

Moreover, as Internet commerce and advertising continues to evolve, increasing regulation by federal, state and foreign regulatory authorities becomes more likely. For example, California's Automatic Renewal Law requires companies to adhere to enhanced disclosure requirements when entering into automatically renewing contracts with consumers. Other states have enacted similar laws in recent years. As a result, a wave of consumer class action lawsuits has been brought against companies that offer online products and services on a subscription or recurring basis, and we have received a letter alleging that we may have violated such a law. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, lost business, and proceedings or actions against us by governmental entities or others, which could impact our operating results. As we improve our TV streaming platform, we may also be subject to new laws and regulations specific to such technologies.

We are subject to payment processing risk.

Acceptance and processing of payments are subject to certain rules and regulations, including additional authentication and security requirements for certain payment methods, and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payments, loss of payment partners and/or disruptions or failures in the operations or security of our payment processing systems, partner systems or payment products, including products we use to update payment information, our revenue, operating expenses and results of operation could be adversely impacted.

We may be subject to fines or other penalties imposed by the Internal Revenue Service and other tax authorities.

Certain of our subsidiaries are currently delinquent in filing annual tax returns with the Internal Revenue Service and several states. Although we do not believe taxes are due, we may be subject to penalties and interest by the tax authorities because of the late tax returns. There can be no assurance that we will remedy our delinquent filings sufficiently, and we may face penalties and fees which could adversely affect our operating results and investors' confidence in our internal operations.

We could be required to collect additional sales and other similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our subscriptions and adversely affect our operating results.

Sales, value-added, goods and services, and similar tax laws are complicated and vary greatly by jurisdiction. Although the vast majority of states have considered or adopted laws that impose collection obligations on out-of-state companies for such taxes, there is significant uncertainty as to what constitutes sufficient nexus for a state or local jurisdiction to levy taxes, fees, and surcharges for sales made over the internet, as well as whether our subscriptions are subject to tax in various jurisdictions. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et. al. (Wayfair) that online sellers can be required to collect sales tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We have not always collected sales and other similar taxes in all jurisdictions in which we are required to. We may be obligated to collect and remit sales tax in jurisdictions in which we have not previously collected and remitted sales tax. A successful assertion by one or more states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us and decrease our future sales, which could adversely affect our business and operating results.

We are subject to taxation-related risks in multiple jurisdictions.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Judgment is required in determining our global provision for income taxes, value added and other similar taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. It is possible that our tax positions may be challenged by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are being re-examined and evaluated globally. New laws and interpretations of the law are taken into account for financial statement purposes in the quarter or year that they become applicable. Tax authorities are increasingly scrutinizing the tax positions of multinational companies. If U.S. or other foreign tax authorities change applicable tax laws, our overall liability could increase, and our business, financial condition or results of operations may be adversely impacted. In addition, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate. In 2022, the U.S. enacted the Inflation Reduction Act, which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations. Furthermore, governmental agencies in domestic and international jurisdictions in which we and our affiliates do business, as well as the Organization for Economic Cooperation and Development, have recently focused on issues related to the taxation of multinational corporations (such as "base erosion and profit shifting") and proposed potential changes to existing legislation (such as the imposition of minimum taxes). We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

We may be subject to fines or other penalties imposed by the Federal Communications Commission.

We distribute our Fubo Sports owned & operated linear network on over-the-air ("OTA") stations nationwide, which subjects us to the FCC regulations, including regulations concerning indecency and profanity. There is no guarantee that our programming will not violate the FCC's regulations due to the vagueness of the FCC's indecency/profanity definition, coupled with the spontaneity of live programming. Violation of indecency rules could lead to fines or penalties which may adversely affect our business.

Risks Related to Our Operations

Legal proceedings could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. We may face allegations or litigation related to our acquisitions, securities issuances, business practices or other strategic decisions. For example, putative class action lawsuits have been filed by certain of our shareholders against us and certain of our officers and directors alleging certain violations of the federal securities laws in connection with certain statements we have made regarding our business and financial condition. In addition, certain of our shareholders have filed related derivative lawsuits against certain of our officers and directors alleging certain federal securities law violations and that the officers and directors breached their fiduciary duties and committed corporate waste. The securities class action litigations described above were dismissed with prejudice in April 2024 and the derivative lawsuits were dismissed with prejudice in June 2021. Further, following the dissolution of Fubo Gaming in October 2022, we resolved disputes with several commercial partners of Fubo Gaming that alleged breach by Fubo Gaming of applicable agreements. Additional allegations, or litigation, may arise in the future related to the dissolution of Fubo Gaming, including potential breach of contract claims by other commercial partners of Fubo Gaming or claims related to guarantees by the Company of Fubo Gaming's contractual obligations.

In addition, from time to time, we may pursue litigation against third parties, including antitrust claims in response to actions by certain competitors that we believe are harmful to competition within the industry and to consumers. For example, on February 20, 2024, we filed a lawsuit against the parties to the Network JV (as defined below) and certain of their affiliates, challenging the formation of the Network JV and the parties' past business practices on anticompetitive grounds, and seeking injunctive relief to stop the proposed Network JV and other practices, as well as damages. This lawsuit was settled in January 2025.

Litigation disputes, including the disputes we are currently facing and/or pursuing, could cause us to incur unforeseen expenses, result in content unavailability, and otherwise occupy a significant amount of our management's time and attention, any of which could negatively affect our business operations and financial position. While the ultimate outcome of investigations, inquiries, information requests and related legal proceedings is difficult to predict, such matters can be expensive, time-consuming and distracting, and adverse resolutions or settlements of those matters may result in, among other things, modification of our business practices, reputational harm or costs and significant payments, any of which could negatively affect our business operations and financial position.

The quality of our customer support is important to our subscribers, and if we fail to provide adequate levels of customer support, we could lose subscribers, which would harm our business.

Our subscribers depend on our customer support organization to resolve any issues relating to our platform, including pricing, product and technical issues. A high level of support is necessary to acquire and retain our customers. As we rely on business process outsourcing ("BPO") providers and/or third-party providers for our customer support operations, we are presented with the challenges of effectively managing and training these third-party organizations to provide adequate support to our customers. This presents a significant challenge and risk to our overall ability in the short term to provide the level of customer support necessary and could adversely affect our ability to service new and current subscribers, which in turn could materially and adversely affect our business, financial condition and results of operations.

We may be unable to successfully expand our international operations and our international expansion plans, if implemented, will subject us to a variety of economic, political, regulatory and other risks.

We currently generate the vast majority of our revenue in the United States and have limited experience marketing, selling, licensing, running or monetizing our platform outside the United States. In addition, we have limited experience managing the administrative aspects of a global organization.

Outside of the United States, we operate in Canada, Spain, and, through our acquisition of Molotov, we also operate in France. We also have offices and employees based in India through our acquisition of Edisn Inc. in December 2021. While we intend to explore additional opportunities to expand our business in international markets in which we see compelling opportunities, we may not be able to create or maintain international market demand for our platform.

Operating in international markets requires significant resources and management attention and subjects us to economic, political, regulatory and other risks that may be different from or incremental to those in the United States. In addition to the risks that we face in the United States, our international operations involve risks that could adversely affect our business, including:

- differing legal and regulatory requirements, including country-specific data privacy and security laws and regulations, consumer protection laws and regulations, tax laws, trade laws, labor regulations, tariffs, export quotas, custom duties on cross-border movements of goods or data flows, extension of limits on TV advertising minutes to OTT advertising, local content requirements, data or data processing localization requirements, or other trade restrictions;

- slower adoption and acceptance of streaming services in other countries;

- the need to adapt our content and user interfaces for specific cultural and language differences, including delivering support and training documentation in languages other than English;

- our ability to deliver or provide access to popular streaming channels or content to users in certain international markets;

- different or unique competitive pressures as a result of, among other things, the presence of local consumer electronics companies and the greater availability of free content on over-the-air channels in certain countries, such as France;

- challenges inherent in efficiently staffing and managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, compensation and benefits, and compliance programs;

- political or social unrest, including the ongoing war between Russia and Ukraine, conflicts in the Middle East and economic instability;

- compliance with laws such as the Foreign Corrupt Practices Act, UK Bribery Act and other anti-corruption laws, export controls and economic sanctions, and local laws prohibiting corrupt payments to government officials;

- compliance with various privacy, data transfer, data protection, accessibility, consumer protection and child protection laws in the European Union and other international markets that we operate in;

- difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions, including local ownership requirements for streaming content providers and laws and regulations relating to privacy, data protection and information security, and the risks and costs of non-compliance with such laws, regulations and customs;

- regulatory requirements or government action against our service, whether in response to enforcement of actual or purported legal and regulatory requirements or otherwise, that results in disruption or non-availability of our service or particular content in the applicable jurisdiction;

- adverse tax consequences such as those related to changes in tax laws or tax rates or their interpretations, and the related application of judgment in determining our global provision for income taxes, deferred tax assets or liabilities or other tax liabilities given the ultimate tax determination is uncertain;

- differing legal and court systems, including limited or unfavorable intellectual property protection;

- fluctuations in currency exchange rates could impact our revenue and expenses of our international operations and expose us to foreign currency exchange rate risk;

- profit repatriation and other restrictions on the transfer of funds;

- differing payment processing systems;

- working capital constraints; and

- new and different sources of competition.

If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and financial condition may be harmed. Our failure to manage any of these risks successfully could harm our international operations and our overall business and results of our operations.

Our operations outside the U.S. may be adversely affected by the operation of laws in those jurisdictions.

Our operations in non-U.S. jurisdictions are in many cases subject to the laws of the jurisdictions in which they operate rather than U.S. law. Laws in some jurisdictions differ in significant respects from those in the U.S. These differences can affect our ability to react to changes in our business, and our rights or ability to enforce rights may be different than would be expected under U.S. law. Moreover, enforcement of laws in some overseas jurisdictions can be inconsistent and unpredictable, which can affect both our ability to enforce our rights and to undertake activities that we believe are beneficial to our business. In addition, the business and political climate in some jurisdictions may encourage corruption, which could reduce our ability to compete successfully in those jurisdictions while remaining in compliance with local laws or U.S. anti-corruption laws applicable to our businesses. As a result, our ability to generate revenue and our expenses in non-U.S. jurisdictions may differ from what would be expected if U.S. law governed these operations.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of Edgar Bronfman, our Executive Chairman, David Gandler, our Co-Founder and Chief Executive Officer, other members of our executive team, and other key employees, such as engineering, finance, legal, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. Qualified individuals are in high demand, particularly in the digital media industry, and we may incur significant costs to attract them. We use equity awards to attract talented employees, but if the value of our common stock declines significantly and remains depressed, that may prevent us from recruiting and retaining qualified employees. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our key executives have developed highly successful and effective working relationships. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new executives or replicate the current dynamic and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

The impact of worldwide economic conditions may adversely affect our business, operating results, and financial condition.

Our financial performance is subject to worldwide economic conditions, including inflation trends, and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and to the extent that the economy continues to stagnate, reductions in spending by advertisers could have a material adverse impact on our business. Historically, economic downturns have resulted in overall reductions in advertising spending.

Economic conditions may adversely impact levels of consumer spending, which could adversely impact the number of subscribers to our platform. Consumer purchases of discretionary items generally decline during recessionary periods and other periods in which disposable income is adversely affected. To the extent that overall economic conditions continue to reduce spending on discretionary activities, our ability to retain current and obtain new subscribers could be hindered, which could reduce our revenue and negatively impact our business.

Changes in how we market our service could adversely affect our marketing expenses and subscription levels may be adversely affected.

We utilize a broad mix of marketing and public relations programs, including social media sites, to promote our service and content to existing and potential new subscribers. We may limit or discontinue use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that subscribers or potential subscribers deem certain marketing platforms or practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to engage subscribers and attract new subscribers may be adversely affected.

Companies that promote our service may decide that we negatively impact their business or may make business decisions that in turn negatively impact us. For example, if they decide that they want to compete more directly with us, enter a similar business or exclusively support our competitors, we may no longer have access to their marketing channels. We also acquire a number of subscribers who re-join our service having previously canceled their subscription. If we are unable to maintain or replace our sources of subscribers with similarly effective sources, or if the cost of our existing sources increases, our subscription levels and marketing expenses may be adversely affected.

We utilize marketing to promote our content, drive conversation about our content and service, and drive viewing by our subscribers. To the extent we promote our content inefficiently or ineffectively, we may not obtain the expected acquisition and retention benefits and our business may be adversely affected.

We have pursued and may in the future engage in strategic transactions, including acquisitions and investments, which involve a number of risks, and if we are unable to address and resolve these risks successfully, such acquisitions and investments could harm our business.

From time to time, we acquire or invest in businesses, products or technologies, or partner with other companies, to expand our offerings and capabilities, subscriber base and business. The risks associated with such strategic transactions include: the difficulty of integrating solutions, operations, and personnel; inheriting liabilities and exposure to litigation; failure to realize anticipated benefits and expected synergies; and diversion of management's time and attention, among other risks related to strategic transactions. We have evaluated, and expect in the future to evaluate, a wide array of potential strategic transactions. Any such transaction could be material to our financial condition and results of operations. Also, any anticipated benefits from a given transaction, including, but not limited to, the proposed Business Combination and the acquisitions of Edisn Inc. and Molotov in December 2021, may never materialize. In addition, the process of integrating any businesses, products or technologies acquired by us may create unforeseen operating difficulties and expenditures and we may have difficulties retaining key employees. Transactions in international markets, including Edisn Inc. and Molotov, involve additional risks, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. We may not be successful in overcoming such risks, and such transactions may negatively impact our business. In addition, if we do not complete an announced transaction or integrate an acquired business successfully and in a timely manner, we may not realize the benefits of the transaction to the extent anticipated. Strategic transactions may contribute to fluctuations in our quarterly financial results. These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments and could negatively impact our financial results.

Risks Related to Privacy, Consumer Protection and Cybersecurity

We are subject to a number of legal requirements and other obligations regarding privacy, security, consumer protection and data protection, and any actual or perceived failure to comply with these requirements or obligations could have an adverse effect on our reputation, business, financial condition and operating results.

Various international, federal, and state laws and regulations govern the processing of personal information, including the collection, use, retention, transfer, sharing and security of the data we receive from and about our subscribers and other individuals. The global data protection landscape for the collection and processing of data relating to individuals, including subscriber and other consumer data, by online service providers, content distributors, advertisers and publishers is rapidly evolving in the United States and internationally. Privacy groups and government bodies, including the Federal Trade Commission ("FTC"), increasingly have scrutinized issues relating to the use, collection, storage, disclosure, and other processing of data, including data that is associated with personal identities or devices, and we expect such scrutiny to continue to increase. Various federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations covering the processing, collection, distribution, use, disclosure, storage, transfer and security of certain types of information. In addition to government regulation, self-regulatory standards and other industry standards may legally or contractually apply to us, be argued to apply to us, or we may elect to comply with such standards or facilitate compliance by content publishers, advertisers, or others with such standards.

For example, in the United States, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (collectively, the "CCPA") requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business's collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf. The CCPA and other similar state laws may increase our compliance costs and exposure to liability. For example, Virginia, Colorado, Indiana, Tennessee, Montana, Connecticut, Iowa and Utah adopted similar data protection laws. These laws grant consumers certain rights with respect to their personal information, have notice obligations, and require consent in some circumstances, among other things. Other U.S. states have passed or are considering adopting and/or enforcing similar laws and regulations and there remains increased interest at the federal level as well. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

Additionally, our use of certain commonly used digital trackers to deliver relevant advertising to our website visitors and on our platform places us and our advertising partners at risk for claims under a number of other laws, including but not limited to the Video Privacy Protection Act ("VPPA"), the California Invasion of Privacy Act ("CIPA"), and Cal. Civil Code § 1799.3 and other state and federal laws, and we have been subject to such claims to date related to our digital advertising practices. In a recent trend, some content publishers have been engaged in litigation over alleged violations of the VPPA relating to activities on online platforms in connection with advertising provided by unrelated third parties, the results of which may impact our business. Further, as an operator of an online service that is used in part by children, we are subject to the Children's Online Privacy Protection Act ("COPPA"). The FTC rule implementing COPPA (the "COPPA Rule") broadly defines the types of information that are subject to these regulations. The COPPA Rules limit the information that we and, our content publishers and advertisers can collect and use, the content of advertisements and certain channel partner content. We and our content publishers and advertisers could be at risk for violation or alleged violation of these and other laws, regulations, and other standards and contractual obligations relating to privacy, data protection, and information security. More generally, the FTC and various state regulatory agencies are aggressively investigating and bringing enforcement actions that are focused on companies' collection, use, processing and sharing of consumer data, such as browsing information, for various uses, including but not limited to advertising.

In the EU and its member states, the European Union General Data Protection Regulation ("GDPR") imposes stringent obligations relating to data protection and security for processing the personal data of individuals within the European Economic Area ("EEA") or in the context of our activities within the EEA. Further, since the beginning of 2021, after the end of the transition period following the departure of the United Kingdom ("UK") from the EU, the UK has created a separate regime with similarly onerous obligations under the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the "UK GDPR"). The GDPR and UK GDPR each authorize regulators to impose sanctions, including changes to data processing, and each allow for fines of up to 4% of the global annual revenue or €20 million (£17.5 million) of a noncompliant undertaking, whichever is greater, for certain violations. In addition to fines, a breach of the GDPR or UK GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/ or civil claims (including class actions).

Additionally, we may incur expenses, costs, and other operational losses under the GDPR, UK GDPR and the privacy laws of applicable EU Member States in connection with any measures we take to comply with such laws.

Although certain legal mechanisms have been designed to allow for the transfer of personal data from the UK, EEA and Switzerland to the United States, uncertainty about compliance with such data protection laws remains and such mechanisms may not be available or applicable with respect to the personal data processing activities necessary to research, develop and market our products. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As a result, we may have to make certain operational changes and we may have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.

We are also subject to evolving EU and UK privacy laws on cookies, tracking technologies and e-marketing In the EEA and the UK, under national laws derived from the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user's device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. In addition, recent European court decisions and regulatory guidance are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities.

Complying with the GDPR / UK GDPR, CCPA/CPRA, VCDPA, VPPA and other laws, regulations, and other obligations relating to privacy, consumer protection, data protection, data localization or security may cause us to incur substantial operational costs or require us to modify our data handling practices. We also expect that there will continue to be new proposed laws and regulations concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations and standards, or amendments to, expansions of or re-interpretations of, existing laws and regulations, industry standards, or other obligations may have on our business. New laws and regulations, amendments to, expansions of or re-interpretations of existing laws and regulations, industry standards, and contractual and other obligations may require us to incur additional costs and restrict our business operations. Additionally, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of content publishers and advertisers may limit their use and adoption of, and reduce the overall demand for, our platform and advertising on our platform, and content publishers and advertisers may be at risk for violation or alleged violation of laws, regulations, and other standards relating to privacy, data protection, and information security relating to their activities on our platform. More generally, privacy, data protection, and information security concerns, whether or not valid, may inhibit market adoption of our platform, particularly in certain countries.

Furthermore, the interpretation and application of laws, regulations, standards, contractual obligations and other obligations relating to privacy, data processing and protection, and information security are uncertain, and these laws, standards, and contractual and other obligations may be interpreted and applied in a manner that is, or is alleged to be, inconsistent with our data management and processing practices, our policies or procedures, or the features of our platform. We may face regulatory investigations, litigation, claims or allegations that we are in violation of these laws, regulations, standards, or contractual or other obligations. We could be required to fundamentally change our business activities and practices or modify our platform or practices to address laws, regulations, or other obligations relating to privacy, data protection, or information security, or claims or allegations that we have failed to comply with any of the foregoing, which could have an adverse effect on our business. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new features could be limited.

Any actual or perceived inability to adequately address privacy, consumer protection, data protection or security-related concerns, even if unfounded, or to successfully negotiate privacy, consumer protection, data protection or security-related contractual terms with content publishers, card associations, advertisers, or others, or to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and security, could result in additional cost and liability to us.

Any significant interruptions, delays or discontinuations in service or disruptions in or unauthorized access to our information technology systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including subscriber and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business, including our mobile and web-based applications, our streaming platform and our enterprise software. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information (collectively, "Confidential Information") of subscribers and our employees and contractors. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such Confidential Information. Our reputation and ability to attract, retain and serve our subscribers is dependent upon the reliable performance and security of our computer networks and information technology systems and those of third parties that we utilize in our operations. These systems have been in the past, and may in the future be, subject to attack, damage or interruption from, among other things, earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, war, sophisticated nation-state and nation-state supported-actors, employee theft or misuse or employees who are inattentive or careless and cause security vulnerabilities, fraud, power loss, telecommunications failures, or cybersecurity risks (for example, ransomware). Interruptions in these systems, or with the Internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver our service. Service interruptions, errors in our software or the unavailability of information technology systems used in our operations could diminish the overall attractiveness of our subscription to existing and potential subscribers.

Our information technology systems and those of third parties we use in our operations are subject to cybersecurity threats, including cyber-attacks such as computer viruses, and malware (e.g. ransomware), misconfigurations, "bugs" or other vulnerabilities, malicious code, denial or degradation of service attacks, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error, fraud, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of personal information and other Confidential Information. Additionally, outside parties may attempt to induce employees or subscribers to disclose Confidential Information, or to take advantage of software or hardware bugs and vulnerabilities, in order to gain access to data. Any attempt by hackers to obtain our data (including subscriber and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use could harm our business, be expensive to remedy and damage our reputation. We and certain of our third-party providers regularly experience cyberattacks and other incidents, some of which have led to unauthorized access to subscriber data, and we expect such attacks and incidents to continue. As previously disclosed, we suffered one such incident on December 14, 2022, when we experienced service outage as a result of a criminal cyber-attack. Once we detected the attack, we took steps to contain the incident and worked to restore service to users as quickly as possible. Though service was temporarily disrupted, we were able to restore service on the evening of December 14, 2022. We reported the incident to law enforcement and engaged an industry-leading incident response firm to assist with our response. Though as of the date of this filing this incident has been resolved, we could be subject to future similar attacks.

We use third-party cloud computing services in connection with our business operations. We also use third-party content delivery networks to help us stream content to our subscribers over the Internet. Problems faced by us or our third-party cloud computing or other network providers, including technological or business-related disruptions, as well as cybersecurity threats and regulatory interference, could adversely impact the experience of our users. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our Confidential Information. We have implemented certain systems and processes designed to thwart hackers and protect our data and systems, but the techniques used to gain unauthorized access to data, systems, and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access, and we may be delayed in detecting unauthorized access or other security breaches and other incidents. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and evolved. If we or our third-party vendors were to experience a significant cybersecurity breach of our or their information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counter-parties and data subjects could be material. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. There can also be no assurance that our and our third-party service providers', strategic partners', contractors', consultants', and collaborators' cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems, networks and Confidential Information. Further, there is no assurance that hackers may not have a material impact on our service or systems in the future or that security breaches or other incidents may not occur due to these or other causes. Efforts and technologies to prevent disruptions to our service and unauthorized access to our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures by circumventing controls, evading detection and obfuscating forensic evidence become more sophisticated and may limit the functionality of or otherwise negatively impact our service offering and systems. Additionally, disruption to our service and data security breaches and other incidents may occur as a result of employee or contractor error. Any adverse impact to the availability, integrity or confidentiality of our or third-party systems or Confidential Information can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future subscribers, and/or significant incident response, business interruption, system restoration or remediation and future compliance costs. Any significant disruption to our service or access to our systems or any data that we or those who provide services for us maintain or otherwise process, or the perception that any of these have occurred, could result in a loss of subscriptions, harm to our reputation, and adversely affect our business and results of operations. Further, a penetration of our systems or a third-party's systems on which we depend or any loss of or unauthorized access to, use, alteration, destruction, or disclosure of personal information or other data could subject us to business, regulatory, contractual, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations. We may also be exposed to a risk of loss or litigation and potential liability, which could materially and adversely affect our business, results of operations or financial condition.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Risks Related to Our Intellectual Property

We could become subject to litigation regarding intellectual property rights that could be costly and harm our business.

Third parties have previously asserted, and may in the future assert, that we have infringed, misappropriated, or otherwise violated their patent, trademark, copyright, or other intellectual property rights. Due to a large number of patents in the streaming field, it is not economically feasible to undertake efforts to try to predict whether any product or component will infringe the patent rights of others. Defending ourselves against intellectual property infringement claims, whether or not they have merit, could be costly and could result in the diversion of resources and management time and attention, even if we are ultimately successful in the defending the claim. If a claim is successfully asserted against us, in addition to being liable for damages and/or indemnification of customers or partners, our ability to use our current streaming technology and market our service could be restricted. We may also have to remove content from our service or marketing materials. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, or marketing activities or take other actions to resolve the claims. Some of our competitors may be better able to sustain the costs of such litigation or proceedings because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing events could harm our business. In addition, while the existence of our patent portfolio may deter some plaintiffs from asserting claims against us, from time to time we have faced, and expect in the future to face, allegations from "non-practicing entities." Because these non-practicing entities have no relevant product revenue, and they exist primarily for the purpose of monetizing their patent portfolio through licensing and litigation, they may not be deterred by our own issued patents and pending patent applications in bringing intellectual property claims against us.

As a result of intellectual property infringement claims, or to avoid potential claims, we have previously chosen to, and may in the future choose or be required to, seek licenses from third parties. These licenses may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees, royalties or other consideration, and the rights granted to us might be nonexclusive, with the potential for our competitors to gain access to the same intellectual property. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys' fees, if we are found to have willfully infringed another party's intellectual property. We may also be required to cease making, licensing or using technologies that are alleged to infringe or misappropriate the intellectual property of others, and as a result may need to expend additional development resources to redesign our solutions; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies, content or materials; and to indemnify our partners and other third parties. The inability to obtain intellectual property rights or licenses on favorable terms, or the need to engage in litigation related to these matters, may materially impact our business and financial condition.

An inability to obtain licenses for our streaming content from suppliers or other rights holders could be costly and harm our business.

We rely on our content suppliers to secure the rights to publicly perform and display the musical works and sound recordings embodied in any programming provided to or through our platform. If our content suppliers have not secured public performance or communication to the public licenses on a through to the viewer basis, then we could be liable to copyright owners or their agents copyright infringement. If our content suppliers are unable to secure such rights from copyright owners and/or as we explore expansion into types of content distribution beyond streaming, then we may have to secure licenses in our own name.

We cannot guarantee that our content providers or we have or will be able to obtain all of the licenses we need to stream our content, as the process of obtaining such licenses involves many rights holders, some of whom are unknown, and myriad complex legal issues across many jurisdictions, including open questions of law as to when and whether particular licenses are needed. Additionally, rights holders, creators, performers, writers and their agents, or societies, unions, guilds, or legislative or regulatory bodies have created and may in the future create or attempt to create new rights or regulations that could require our content providers or us to enter into license agreements with, and pay royalties to, newly defined groups of rights holders, some of which may be difficult or impossible to identify.

We cannot guarantee that the licenses currently held by our content providers or by us will be available in the future at rates and on terms that are favorable or commercially reasonable or at all. The terms of these licenses, including the royalty rates that our content providers or we are required to pay pursuant to them, may change as a result of changes in our bargaining power, the industry, laws and regulations, or for other reasons. Increases in royalty rates or changes to other terms of these licenses could have an impact on how much our content providers charge us, and accordingly they may materially impact our business, operating results, and financial condition.

Additionally, our content suppliers may develop their own streaming services and may be unwilling to provide us with access to certain content. If we do not maintain a compelling mix of content, our customer acquisition and retention may be adversely affected. The occurrence of any of the foregoing risks could harm our business.

If our technology, trademarks and other proprietary rights are not adequately protected to prevent use or misappropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including the intellectual property rights underlying our Service. We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of intellectual property registration, employee and third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. While we generally enter into confidentiality and invention assignment agreements with our employees and consultants and while we also generally enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, these agreements may not have been properly entered into on every occasion with the applicable counterparty, and such agreements may not always be effective to vest ownership of the relevant intellectual property in Fubo, or to control access to and distribution of our proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our platform.

We have filed and we expect to file from time to time for trademark and patent applications. Nevertheless, these applications may not be approved, or if approved, they may be limited in scope and might not provide us with a meaningful competitive advantage. Furthermore, third parties may oppose our applications, or challenge the validity or enforceability of any patents or other intellectual property issued or registered to, or otherwise held by us. Third parties may also knowingly or unknowingly infringe our intellectual property rights, and litigation or proceedings before governmental authorities and administrative bodies may be necessary to protect and enforce our patents, trademarks, trade secrets and other intellectual property rights, to protect our patent rights and to challenge the validity or scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand, content, and other intangible assets may be diminished. Furthermore, failure to protect our domain names could also adversely affect our reputation and brand and make it more difficult for subscribers to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, or that infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Our use of open-source software could impose limitations on our ability to commercialize our platform.

We incorporate open-source software in our platform. From time to time, companies that incorporate open-source software into their proprietary software and products have faced claims challenging the ownership of their proprietary software and/or compliance with open-source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be our proprietary software or non-compliance with open-source licensing terms. Use and distribution of open source software may also entail greater risks than that of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, certain open source licenses require that source code for software programs that are subject to the license (including, in certain cases, source code of proprietary software that is distributed with or linked to open source software) be made available to licensees or the public, and that any modifications or derivative works to such software continue to be licensed under potentially unfavorable terms or at no or minimal cost.

Although we monitor our use of open-source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our proprietary software to conditions we do not intend, the terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our platform. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software and to make our software available under open source licenses, if we combine or distribute or link our proprietary software with open source software in certain manners. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all, or a portion of, that software or otherwise be limited in the licensing of our software, each of which could negatively impact the value of our platform. While we are selective in our use of open source software and we have taken precautions to reduce the risk of subjecting our software to problematic "copyleft" open source license terms, many of the of the risks associated with usage of open source software cannot be eliminated, and could negatively affect our business, results of operations and financial condition.

If we are unable to obtain necessary or desirable third-party technology licenses, our ability to develop platform enhancements may be impaired.

We utilize commercially available off-the-shelf technology in the development of our platform. As we introduce new features or improvements to our platform, we may be required to license additional technologies from third parties. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. If we are unable to obtain necessary third-party licenses, we may be required to obtain substitute technologies with lower quality or performance standards, or at a greater cost, any of which could harm the competitiveness of our platform and our business.

Risks Related to the 2026 Convertible Notes

We may not have the ability to raise the funds necessary to settle conversions of the 2026 Convertible Notes in cash or to repurchase the 2026 Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2026 Convertible Notes.

Holders of the 2026 Convertible Notes will have the right to require us to repurchase all or a portion of the 2026 Convertible Notes upon the occurrence of a fundamental change before the maturity date at a repurchase price equal to 100% of the principal amount of the 2026 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the 2026 Convertible Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. Moreover, we will be required to repay the 2026 Convertible Notes in cash at their maturity unless earlier converted, redeemed, or repurchased. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of all or a portion of the 2026 Convertible Notes surrendered therefor or pay cash with respect to notes being converted or at their maturity. If the Business Combination is completed as contemplated as of the date hereof and as described elsewhere in this Annual Report, we will be required to offer to repurchase any of our outstanding 2026 Convertible Notes at a repurchase price equal to 100% of the principal amount of such notes to be repurchased, plus accrued and unpaid interest, if any. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2026 Convertible Notes surrendered therefor.

In addition, our ability to repurchase the 2026 Convertible Notes or to pay cash upon conversions of all or a portion of the 2026 Convertible Notes or at their maturity may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase all or a portion of the 2026 Convertible Notes at a time when the repurchase is required by the indenture or to pay cash upon conversions of all or a portion of the 2026 Convertible Notes or at their maturity as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our future indebtedness. Moreover, the occurrence of a fundamental change under the indenture could constitute an event of default under any such agreement. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

The conditional conversion feature of all or a portion of the 2026 Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of any or all of the 2026 Convertible Notes is triggered, holders of the 2026 Convertible Notes will be entitled to convert their 2026 Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert 2026 Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity.

The accounting method for convertible debt securities that may be settled in cash, such as the 2026 Convertible Notes, could have a material effect on our reported financial results.

In August 2020, the Financial Accounting Standards Board ("FASB") published an Accounting Standards Update ("ASU") 2020-06, which amends these accounting standards by reducing the number of accounting models for convertible instruments and limiting instances of separate accounting for the debt and equity or a derivative component of the convertible debt instruments. ASU 2020-06 no longer allows the use of the treasury stock method for convertible instruments and instead requires application of the "if-converted" method. Under that method, diluted earnings per share will generally be calculated assuming that all the 2026 Convertible Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which could adversely affect our diluted earnings per share. The Company adopted the ASU on January 1, 2022.

Provisions in the indenture for the 2026 Convertible Notes may deter or prevent a business combination that may be favorable to you.

If a fundamental change occurs prior to the maturity date of the 2026 Convertible Notes, holders of the 2026 Convertible Notes will have the right, at their option, to require us to repurchase all or a portion of their 2026 Convertible Notes. In addition, if a make-whole fundamental change occurs prior the maturity date, we will in some cases be required to increase the conversion rate for a holder that elects to convert all or a portion of their 2026 Convertible Notes in connection with such make-whole fundamental change. Furthermore, the 2026 notes indenture will prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the 2026 Convertible Notes. These and other provisions in the indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable to you.

Risks Related to the 2029 Convertible Notes

We may not have the ability to raise the funds necessary to settle conversions of the 2029 Convertible Notes in cash or to repurchase the 2029 Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the 2029 Convertible Notes.

Holders of the 2029 Convertible Notes will have the right to require us to repurchase all or a portion of the 2029 Convertible Notes upon the occurrence of a fundamental change before the maturity date at a repurchase price equal to 100% of the principal amount of the 2029 Convertible Notes to be repurchased, plus accrued and unpaid cash interest, if any. In addition, upon conversion of the 2029 Convertible Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. Moreover, we will be required to repay the 2029 Convertible Notes in cash at their maturity unless earlier converted or repurchased. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of all or a portion of the 2029 Convertible Notes surrendered therefor or pay cash with respect to notes being converted or at their maturity. If the Business Combination is completed as contemplated as of the date hereof and as described elsewhere in this Annual Report, we will be required to offer to repurchase any of our outstanding 2029 Convertible Notes at a repurchase price equal to 100% of the principal amount of such notes to be repurchased, plus accrued and unpaid interest, if any. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of 2029 Convertible Notes surrendered therefor.

In addition, our ability to repurchase the 2029 Convertible Notes or to pay cash upon conversions of all or a portion of the 2029 Convertible Notes or at their maturity may be limited by law, regulatory authority or agreements governing our future indebtedness. Our failure to repurchase all or a portion of the 2029 Convertible Notes at a time when the repurchase is required by the 2029 notes indenture or to pay cash upon conversions of all or a portion of the 2029 Convertible Notes or at their maturity as required by the 2029 notes indenture would constitute a default under the 2029 notes indenture. A default under the 2029 notes indenture or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness, including the 2026 notes indenture. Moreover, the occurrence of a fundamental change under the 2029 notes indenture could constitute an event of default under any such agreement. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

The conditional conversion feature of all or a portion of the 2029 Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of any or all of the 2029 Convertible Notes is triggered, holders of the 2029 Convertible Notes will be entitled to convert their 2029 Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert 2029 Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation in cash, which could adversely affect our liquidity. In addition, even if holders of the 2029 Convertible Notes do not elect to convert their 2029 Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2029 Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Provisions in the indenture for the 2029 Convertible Notes may deter or prevent a business combination that may be favorable to you.

If a fundamental change occurs prior to the maturity date of the 2029 Convertible Notes, holders of the 2029 Convertible Notes will have the right, at their option, to require us to repurchase all or a portion of their 2029 Convertible Notes. In addition, if a make-whole fundamental change occurs prior the maturity date, we will in some cases be required to increase the conversion rate for a holder that elects to convert all or a portion of their 2029 Convertible Notes in connection with such make-whole fundamental change. Furthermore, the 2029 notes indenture will prohibit us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the 2029 Convertible Notes. These and other provisions in the 2029 notes indenture could deter or prevent a third party from acquiring us even when the acquisition may be favorable to you.

The terms of the 2029 notes indenture and the Exchange Agreement place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

The 2029 Convertible Notes are senior, secured obligations of us and our wholly-owned subsidiaries guaranteeing the notes (the "2029 Notes Guarantors"), secured by substantially all of our and 2029 Notes Guarantors' assets (including intellectual property), in each case, excluding certain excluded assets and immaterial subsidiaries, and senior in right of payment to our existing and future indebtedness that is expressly subordinated to the 2029 Convertible Notes. Subject to certain exceptions, our future material wholly-owned domestic subsidiaries are required to become guarantors of the 2029 Convertible Notes and grant security interests in their assets securing the obligations in respect of the 2029 Convertible Notes.

The 2029 notes indenture restricts our ability to, among other restrictions, incur additional secured indebtedness, pursue certain dispositions, mergers or acquisitions, transfer certain assets to any of our subsidiaries that are not guarantors under the 2029 Convertible Notes, and engage in certain other business transactions. If we fail to comply with these or any of the other covenants under the 2029 notes indenture and are unable to obtain a waiver or amendment, the holders of the 2029 Convertible Notes may, among other things, declare all of the 2029 Convertible Notes due and payable and exercise rights with respect to collateral securing the 2029 Convertible Notes, each of which could significantly harm our business, financial condition and prospects and could cause the price of our common stock to decline.

In addition, pursuant to the terms of the Exchange Agreement, we agreed, among other things, to grant the exchanging investors identified therein certain rights with respect to us and certain of our subsidiaries, including a right of first refusal with respect to the incurrence of additional secured indebtedness, participation rights with respect to the incurrence of unsecured indebtedness, and preemptive rights with respect to the issuance of certain equity securities, in each case subject to the terms set forth in the Exchange Agreement.

If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

Risks Related to Ownership of our Common Stock

Our stock price is volatile.

The market price of our common stock is subject to wide price fluctuations in response to various factors, many of which are beyond our control. The factors include:

- global and regional macroeconomic conditions;

- variations in our operating results;

- variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

- announcements of developments affecting our business, systems or expansion plans by us or others;

- technical factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as it may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock, fractional share trading, and other technical trading factors or strategies;

- competition, including the introduction of new competitors, their pricing strategies and services;

- announcements regarding stock repurchases and sales of our equity and debt securities;

- market volatility in general;

- the level of demand for our stock, including the amount of short interest in our stock; and

- the operating results of our competitors.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of companies' stock, including ours, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing shareholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our existing shareholders might sell shares of common stock could also depress our market price. Our executive officers and directors and certain of our shareholders were in the past subject to certain lock-up agreements and the Rule 144 holding period requirements that have since expired. Now that these lock-up periods have expired and the holding periods have elapsed, additional shares are eligible for sale in the public market. The market price of shares of our common stock may drop significantly if our existing holders sell substantial amounts of our common stock in the public market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We also filed Form S-8 registration statements to register shares reserved for future issuance under our equity compensation plans. As a result, subject to the satisfaction of applicable exercise periods, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the United States in the open market. Further, we have filed three effective shelf registration statements on Form S-3 under each of which we may offer from time to time in one or more offerings any combination of common and preferred stock, debt securities, warrants, purchase contracts and units.

Additionally, certain of our employees, executive officers, and directors have already entered into, or may in the future enter into Rule 10b5-1 trading plans providing for sales of shares of our common stock from time to time. Under a Rule 10b5-1 trading plan, a broker executes trades pursuant to parameters established by the employee, director, or officer when entering into the plan, without further direction from the employee, officer, or director. A Rule 10b5-1 trading plan may be amended or terminated in some circumstances. Our employees, executive officers, and directors also may buy or sell additional shares outside of a Rule 10b5-1 trading plan when they are not in possession of material, nonpublic information.

General Risk Factors

We have no plans to declare any cash dividends on our common stock in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur to realize future gains on their investment.

Future sales and issuances of our capital stock could reduce our stock price and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue additional shares of capital stock in the future, including shares issuable pursuant to securities that are convertible into or exchangeable for, or that represent a right to receive, capital stock. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time, including pursuant to our shelf registration statements on Form S-3, which could result in substantial dilution to our existing shareholders. New investors in such future transactions could gain rights, preferences and privileges senior to those of holders of our common stock.

If few securities or industry analysts publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. If few securities or industry analysts commence coverage of us, the stock price would be negatively impacted. Additionally, if any of the analysts who currently cover us or initiate coverage on us in the future issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our insurance may not provide adequate levels of coverage against claims.

We maintain insurance that we believe is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and data. We design and assess our program based on the International Organization for Standardization ("ISO") 27001 framework and other applicable industry standards. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use such standards, including ISO 27001, as a guide to help us identify, detect, assess, and manage reasonably foreseeable cybersecurity risks and threats relevant to our business.

Our cybersecurity risk management program is supported by both management and our Board of Directors, and is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include, but are not limited to the following:

- risk assessments designed to help identify reasonably foreseeable material risks from cybersecurity threats to our critical systems, information, products, services, and our broader enterprise IT environment, which are then used to drive alignment on, and prioritization of, initiatives to enhance our security controls, make recommendations to improve processes, and inform a broader enterprise-level risk assessment that is presented to our management team and Audit Committee on a quarterly basis;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

- periodic assessment and deployment of security tools and technical safeguards designed to protect our information systems from reasonably foreseeable cybersecurity threats;

- cybersecurity awareness training of our employees, incident response personnel, and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- controls designed to identify, detect, assess and manage reasonably foreseeable cybersecurity threats associated with our use of key third-party service providers, suppliers and vendors with respect to our critical systems and data based on our assessment of how critical they are to our operations and respective risk profile.

We have not identified any cybersecurity threats, including as a result of prior incidents, that as of the date of this Annual Report have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risk from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information regarding the risks we face from cybersecurity threats, please see Part I, Item 1A. "Risk Factors—Risks Related to Privacy, Consumer Protection and Cybersecurity."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Audit Committee") oversight of cybersecurity risks, including the oversight of management's implementation of our cybersecurity risk management program.

The Committee receives quarterly reports from management and our internal cybersecurity personnel, including our Senior Director of Cybersecurity, on our cybersecurity risks. In addition, management updates the Audit Committee, when it deems appropriate, regarding cybersecurity incidents it considers to be significant. The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program.

Our management team, including our Chief Financial Officer, Chief Legal Officer and Chief Technology Officer, is responsible for assessing and managing our material risks from cybersecurity threats, and has primary responsibility for our overall cybersecurity risk management program. The management team has broad experience in overseeing and managing enterprise risk, governance and compliance functions, and supervises both our internal cybersecurity personnel, including our Senior Director of Cybersecurity who reports directly to our Chief Financial Officer, and external cybersecurity consultants retained from time to time, in each case who have broad cybersecurity experience and expertise, including in threat assessments and detection, mitigation technologies, training, incident response, cyber forensics, insider threats and regulatory compliance.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us from time to time to review and assess our cyber programs and policies; and alerts and reports produced by security tools deployed in our IT environment. In addition, our Chief Financial Officer, Chief Technology Officer and Chief Legal Officer are members of our internal Cybersecurity Governance Committee, chaired by the Senior Director of Cybersecurity, a management committee comprised of leadership from primary corporate functions including Finance, Human Resources, Information Technology, Engineering, Internal Audit and Legal, which meets quarterly to drive alignment on security decisions across the Company, including reviewing security performance metrics, identifying security risks, and assessing the status of approved security enhancements.

Item 2. Properties.

Our worldwide corporate headquarters and executive offices are located at 1290 Avenue of the Americas in New York, New York, where we occupy approximately 55,000 square feet of office space under a lease that expires in 2035. In addition, we lease various office and shared workspaces throughout the United States and internationally. We believe that our facilities are suitable to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

Item 3. Legal Proceedings.

We are, and may in the future, be involved in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, currently, the Company believes that the likelihood of any material adverse impact on the Company's consolidated results of operations, cash flows or our financial position for any such litigation or claims is remote. Regardless of the outcome, litigation can have an adverse impact on the Company because of the costs to defend lawsuits, diversion of management resources and other factors.

DISH Technologies, LLC, et al. v. fuboTV Media Inc., No. 1:23-cv-00986 (D. Del)

On September 6, 2023, DISH Technologies L.L.C. and Sling TV L.L.C. (collectively, "DISH") filed a complaint in the District of Delaware alleging that fuboTV Media Inc. ("fuboTV Media") infringes eight of DISH's patents by streaming video through a fuboTV Media application and seeking damages and injunctive relief.

On December 14, 2023, following a series of stipulated extensions, fuboTV Media filed a motion to dismiss the complaint asserting that DISH's patents are invalid. A hearing was held on March 25, 2024.

On May 7, 2024, DISH filed a motion for leave to file a First Amended Complaint to assert more claims. The district court granted this motion on May 21, 2024, and denied-as-moot fuboTV Media's motion to dismiss. fuboTV Media also filed petitions for *inter partes* review on all the asserted patents, five of which relate to patents for which the United States Patent Trial and Appeal Board ("PTAB") instituted proceedings in April 2024, and those are expected to be complete by April 25, 2025. The PTAB also instituted proceedings on the remaining three patents, and those are expected to be complete by November 21, 2025.

After filing its *inter partes* review ("IPR") petitions, fuboTV Media filed a motion to stay the district court case pending resolution of those reviews. The district court granted that motion on August 13, 2024, staying the case until two weeks after the PTAB issues final written decisions on the five then-instituted patents and any appeals therefrom, and ordered that the stay would remain in place for the duration of any instituted IPRs and appeals therefrom on the remaining three patents. On December 5, 2024, the parties informed the Court that the PTAB instituted review for the remaining three patents. Currently, the case is fully stayed pending the instituted IPRs.

The Company believes it has meritorious defenses and intends to defend itself vigorously in this matter.

FuboTV Inc. and FuboTV Media Inc. vs. The Walt Disney Company, ESPN, Inc., ESPN Enterprises, Inc., Hulu, LLC, Fox Corporation, and Warner Brothers Discovery, Inc.

On February 20, 2024, the Company filed a lawsuit in the U.S. District Court for the Southern District of New York asserting federal and state antitrust claims against The Walt Disney Company ("Disney"), ESPN, Inc. and ESPN Enterprises, Inc. (collectively, "ESPN"), Hulu, LLC ("Hulu"), Fox Corporation ("Fox"), and Warner Brothers Discovery, Inc. ("WBD"). On April 8, 2024, the Company filed a motion for preliminary injunction ("PI Motion") seeking to enjoin the launch of the the announced joint venture (the "Network JV") between Disney, WBD, and Fox pending the outcome of the lawsuit. On August 16, 2024, after a five-day hearing, the district court granted the Company's PI Motion. On January 6, 2025, the Company entered into a settlement agreement with the Defendants to settle all claims asserted in this matter. As part of that settlement, Fubo agreed to dismiss, with prejudice, its lawsuit against the Defendants.

Video Privacy Protection Act ("*VPPA") Matters*

The Company has been named as defendant in putative class action complaints bringing claims under the VPPA, alleging the Company shared subscribers' personally identifiable information to third party advertisers and through the Meta Pixel and Google Analytics without consent. The complaints are captioned Burdette v. fuboTV, Inc., No. 1:23-cv-10351 (N.D. Ill.); Perez, et al., v. fuboTV, Inc., No. 0:23-cv-61961 (S.D. Fla.); Beasley v. fuboTV, Inc., No. 1:24-cv-00711 (S.D.N.Y). The Company has reached an agreement in principle to resolve these matters on a class basis, subject to negotiation of the terms of the proposed class action settlement and subject to approval by the court. Additional allegations or litigation may arise against the Company in the future related to the VPPA and other privacy and consumer protection laws.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades on the New York Stock Exchange under the symbol, "FUBO."

Holders of Record

As of February 28, 2025, there were 288 holders of record of our common stock. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have not declared or paid any cash dividends on our common stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant.

Recent Sales of Unregistered Securities; Purchases of Equity Securities by the Issuer or Affiliated Purchasers

None.

Stock Performance Graph

The information contained in this stock performance graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The following graph compares the total shareholder return from October 8, 2020, the date on which our common shares commenced trading on the New York Stock Exchange, through December 31, 2024 of (i) our common stock, (ii) the Russell 3000 Index ("Russell 3000") and (iii) the S&P Media and Entertainment Index, assuming an initial investment of $100 on October 8, 2020 including reinvestment of dividends where applicable. The results presented below are not necessarily indicative of future performance.



Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis by our management of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the sections titled "Forward-Looking Statements" and "Risk Factors" for a discussion of forward-looking statements and important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

This section generally discusses fiscal years 2024 and 2023 and year-to-year comparisons between those years. Discussions of fiscal year 2022 and year-to-year comparisons between fiscal years 2023 and 2022 that are not included in this Form 10-K can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission ("SEC") on March 4, 2024.

Overview

We are a sports-first, cable TV replacement product, offering subscribers access to tens of thousands of live sporting events annually, as well as leading news and entertainment content, both live and on demand. Fubo allows customers to access content through streaming devices and on Smart TVs, mobile phones, tablets, and computers.

Our business motto is "come for the sports, stay for the entertainment."

First, we leverage sporting events to acquire subscribers at efficient acquisition costs, given the built-in demand for sports. We then leverage our technology and data to drive higher engagement and induce retentive behaviors such as watching content, favoriting channels, recording shows, and increasing discovery through our proprietary machine learning recommendations engine. We monetize our growing base of highly engaged subscribers by driving higher average revenue per user.

We drive our business model with three core strategies:

- Grow our paid subscriber base

- Optimize our content portfolio, engagement and retention

- Increase monetization through subscription and advertising.

Nature of Business

We are a leading live TV streaming platform for sports, news, and entertainment. Our revenues are almost entirely derived from the sale of subscription services and the sale of advertisements in the United States, though we have expanded into several international markets, with operations in Canada, Spain and France.

Our subscription-based services are offered to consumers who can sign-up for accounts at https://fubo.tv, through which we provide basic plans with the flexibility for consumers to purchase the add-ons and features best suited for them. Besides the website, consumers can also sign-up via some TV-connected devices. Our platform provides, what we believe to be, a superior viewer experience, with a broad suite of unique features and personalization capabilities such as multi-channel viewing capabilities, favorites lists and a dynamic recommendation engine as well as 4K streaming and Cloud DVR offerings.

On October 17, 2022, we ceased operation of our business-to-consumer online mobile sportsbook ("Fubo Sportsbook") in connection with the dissolution of our wholly-owned subsidiary, Fubo Gaming, Inc. ("Fubo Gaming"). The results of operations of Fubo Sportsbook are presented as discontinued operations in the accompanying consolidated financial statements.

Recent Developments - Business Combination

On January 6, 2025, the Company announced it had entered into a business combination agreement (the "Business Combination Agreement") by and among the Company, The Walt Disney Company ("Disney") and Hulu, LLC ("Hulu"), which contemplates, among other things, (i) Hulu contributing certain assets (the "HL Business Assets") related to the business of negotiating and administering carriage agreements and similar contracts relating to and for the purpose of the retransmission, distribution, carriage, display or broadcast of any programming service, channel or network on the HL DMVPD Service (as defined below) to a newly formed entity to be jointly owned by Hulu and the Company ("Newco"), (ii) the Company undergoing an umbrella partnership C corporation reorganization (the "Up-C Reorganization") and contributing its business to Newco in exchange for units in Newco ("Newco Units") such that, after giving effect to such contribution, Hulu will hold a number of Newco Units representing, in the aggregate, a 70% economic interest in Newco and the Company will hold a number of Newco Units representing, in the aggregate, a 30% economic interest in Newco, and (iii) the Company issuing to Hulu shares of a newly created vote-only class of the Company's common stock ("Class B Common Stock") representing, in the aggregate, a 70% voting interest in the Company (calculated on a fully-diluted basis) (the transactions contemplated by the Business Combination Agreement, collectively, the "Business Combination"). The HL Business Assets will include certain carriage agreements, rights under joint subscription agreements and related data and information about its subscribers, advertising or sponsorship agreements exclusively related to Hulu's linear multi-channel subscription video programming distribution service component of the offering known as "Hulu + Live TV" as of the date of the Business Combination Agreement and operated by Hulu (such service, the "HL DMVPD Service"), all other assets (including intellectual property) exclusively related to the HL DMVPD Service and all intellectual property constituting the "Live TV" brand.

Upon the closing of the Business Combination (the "Closing"), our Board of Directors will initially be comprised of nine members, who will be designated as follows: (i) five designated by Hulu, (ii) two designated by the members of our Board as of immediately prior to the Closing and who (x) are reasonably acceptable to Hulu and (y) qualify as independent, (iii) one designated by Hulu and who qualifies as independent and (iv) our CEO. Following the Closing, the Company will be a "controlled company" for purposes of NYSE listing rules and will elect to be exempt from certain corporate governance requirements available to "controlled companies". Completion of the Business Combination is subject to certain closing conditions specified in the Business Combination Agreement, including (i) the approval of the Business Combination Agreement, the Fubo Issuance and the Fubo Conversion, each as defined in the Business Combination Agreement, (including a plan of conversion and a certificate of incorporation of Fubo) by the Company's shareholders, (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the clearance or obtainment of applicable consents of any specified governmental entity required to be obtained with respect to the Business Combination under the Business Combination Agreement; (iii) no enactment, issuance, promulgation or grant of any law or order, as applicable, by any governmental entity that is in effect and that has the effect of making the Business Combination illegal or prohibiting or otherwise preventing the consummation of the Business Combination, (iv) completion of the Hulu Reorganization and the Fubo Reorganization, each as defined in the Business Combination Agreement, in each case, in accordance with the Business Combination Agreement and the documents contemplated therein, (v) the acceptance of the Delaware Certificate of Conversion and Certificate of Incorporation of Fubo by the Secretary of State of the State of Delaware and the acceptance of the Florida Articles of Conversion by the Florida Department of State, (vi) the accuracy of the other party's representations and warranties as of the date of the Business Combination Agreement, subject to certain customary materiality standards set forth in the Business Combination Agreement and the delivery by each party to the other party of a certificate certifying the same, (vii) compliance by each party, in all material respects, with its applicable pre-Closing obligations under the Business Combination Agreement, and (viii) delivery by each party to the other party of certain other closing deliverables, including, but not limited to, the ancillary agreements to which it is a party.

Segments

In connection with the dissolution of Fubo Gaming and the termination of Fubo Sportsbook, assets and liabilities and the operations of our former wagering reportable segment have been reported in discontinued operations for all periods presented. With respect to our continuing operations, we operate as a single reportable segment.

Key Factors and Trends Impacting Performance

Our financial condition and results of operations have been, and may in the future be, affected by a number of factors and trends, such as those described in Part I, Item 1A, "Risk Factors" and the following:

Brand Awareness

Building and maintaining a strong brand is important to our ability to attract and retain subscribers, as potential subscribers have a number of pay TV choices. We and our competitors attract new subscribers from each other's existing subscriber bases as well as from first-time purchasers of Pay TV services. We continue to experience increased competition, including from larger companies with greater resources to promote their brands through traditional forms of advertising, such as print media and TV commercials, as well as Internet advertising and website product placement. We primarily rely on paid marketing channels (such as social media, search advertising, display advertising, radio, out of home and television) to grow our brand and reach new subscribers. If these channels become less efficient our growth could be adversely affected.

Subscriber Acquisition, Retention and Engagement

Our long-term growth will depend in part on our ability to grow and retain our subscriber base, as well as increased engagement by our subscribers. The relative service levels, content offerings, pricing and user experience of our platform will impact our ability to attract and retain subscribers versus our competitors. Any perceived decline in platform value, whether through new features, pricing adjustments, or content changes, could hurt our ability to attract and retain customers. Aggressive promotions by competitors could further impact our value proposition.

Acceleration or Deceleration of Cord-Cutting

In recent years, we and other streaming services experienced rapid growth in adoption as consumers engage with streaming video and audio through a variety of devices, including connected TVs, mobile phones, and tablets. Although traditional Pay TV still accounts for a meaningful share of TV viewing hours for U.S. households, the proportion has declined in recent years as customers cut the cord. While we believe consumers are increasingly favoring the streaming services based on, among other factors, customer experience and pricing considerations, these positive trends for our business may not continue during future periods.

Shift of Advertising Dollar Spend from Traditional Pay TV to Connected TV

Our business model depends on our ability to grow ad inventory on our platform and sell it to advertisers. We operate in a highly competitive advertising industry and we compete for revenue from advertising with other streaming platforms and services, as well as traditional media, such as radio, broadcast, cable and satellite TV, and satellite and internet radio. Many advertisers devote a substantial portion of their advertising budgets to traditional media, and we expect advertisers may do so in the future. Although traditional TV advertisers have shown a growing interest in over-the-top ("OTT") advertising, we cannot be certain that their interest will increase in the future. If advertisers do not perceive meaningful benefits of OTT advertising, the market may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business. In addition, advertising spend is affected by broader macroeconomic conditions, and therefore economic downturns and recessionary fears may also negatively impact our ability to capture advertising dollars.

Content Acquisition and Renewal

Our ability to compete successfully will depend, among other things, on our ability to obtain desirable content and deliver it to our subscribers at competitive prices. The addition or loss of popular content or channels, including our ability to enter into new content deals or negotiate renewals with our content providers on terms that are favorable to us, or at all, could affect our results and our ability to grow our business. Content costs represent the majority of our "Subscriber related expenses" and the largest component of our total operating expenses. We have seen an increase in these costs in recent periods, and we expect further increases in the future. Moreover, the renewal of long-term content contracts may be on less favorable pricing terms in the future. As a result, our margins may face pressure if we are unable to renew our long-term content contracts on acceptable pricing and other economic terms or if we are unable to pass these increased programming costs on to our subscribers. In addition, as content providers bring to market their own direct-to-consumer streaming services, including the simulcasting and/or exclusive distribution of sporting events, the differentiated value proposition offered by our aggregated content mix may diminish. Moreover, if current or future content partners refuse to grant our subscribers access to stream certain channels, or make their content available on their own DTC platform or our competitors' platforms, whether exclusively or at more attractive pricing, this could adversely affect our ability to acquire and retain subscribers, which could materially and adversely affect our business, financial condition and results of operations.

Seasonality

We generate significantly higher levels of revenue and subscriber additions in the third and fourth quarters of the year. This seasonality is driven primarily by an influx of new subscribers at the start of the National Football League and college football seasons. Our operating results may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup or Olympic Games, or the cancellation or postponement of sporting events. In addition, we typically see subscribers on our platform decline from the fourth quarter of the previous year through the first and second quarter of the following year.

Macroeconomic Factors

Macroeconomic factors, including mounting inflationary cost pressures and potential recession indicators, have created significant volatility, uncertainty, and economic disruption. We continue to monitor the effects of the macroeconomic environment and take appropriate steps designed to mitigate the impact on our business; however, the nature and extent of this impact in future periods remains difficult to predict due to numerous uncertainties outside our control.

Table of Contents

Components of Results of Operations

Revenues

Subscription

Subscription revenue consists of subscription plans sold through the Company's website and third-party app stores.

Advertising

Advertising revenue consists of fees charged to advertisers who want to display ads ("impressions") within the streamed content.

Other

Other revenue consists of distribution fees, commissions, and carriage fees earned on sales through a channel distribution platform.

Subscriber related expenses

Subscriber related expenses consist primarily of affiliate distribution rights and other distribution costs related to content streaming.

Broadcasting and transmission

Broadcasting and transmission expenses consist primarily of the cost to acquire a signal, and transcode, store, and retransmit it to the subscribers.

Sales and marketing

Sales and marketing expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, agency costs, advertising campaigns and branding initiatives.

Technology and development

Technology and development expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, technical services, software expenses, and hosting expenses.

General and administrative

General and administrative expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, corporate insurance, office expenses, professional fees, as well as travel, meals, and entertainment costs.

Depreciation and amortization

Depreciation and amortization expense includes depreciation of fixed assets and amortization of finite-lived intangible assets.

Impairment of other assets

Impairment of other assets includes the impairment of assets based on the assessment of non-recoverability.

Other income (expense)

Other income (expense) primarily consists of gains and losses in extinguishment of debt, interest income, interest expense and financing costs on our outstanding borrowings, and amortization of debt premium and discount.

Income tax (provision) benefit

The income tax (provision) benefit is driven by the change in deferred tax assets and liabilities and resulting change in valuation allowance.

Net income (loss) from discontinued operations

The net income (loss) from discontinued operations primarily consists of operating expenses related to the launch and wind down of the wagering business, impairment expense associated with the write-off of goodwill, intangible assets, and other assets, and re-evaluation of certain contract termination costs.

Results of Operations for the Years Ended December 31, 2024, and 2023 (in thousands):

	For the Years Ended December 31,	
	2024	**2023**
Revenues		
Subscription	$ 1,500,101	$ 1,249,579
Advertising	115,200	115,370
Other	7,495	3,276
Total revenues	1,622,796	1,368,225
Operating expenses		
Subscriber related expenses	1,361,011	1,213,253
Broadcasting and transmission	57,874	68,824
Sales and marketing	202,489	207,045
Technology and development	80,009	67,675
General and administrative	75,073	64,282
Depreciation and amortization	38,548	36,496
Impairment of other assets	3,813	—
Total operating expenses	1,818,817	1,657,575
Operating loss	(196,021)	(289,350)
Other income (expense)		
Interest expense	(20,852)	(13,712)
Interest income	7,157	10,971
Amortization of debt premium (discount), net	1,224	(2,574)
Gain on extinguishment of debt	29,513	1,607
Other income (expense)	1,860	(923)
Total other income (expense)	18,902	(4,631)
Loss from continuing operations before income taxes	(177,119)	(293,981)
Income tax (provision) benefit	(659)	879
Net loss from continuing operations	**(177,778)**	**(293,102)**
Discontinued operations		
Net income (loss) from discontinued operations before income taxes	1,687	5,185
Income tax (provision) benefit	—	—
Net income (loss) from discontinued operations	**1,687**	**5,185**
Net loss	**(176,091)**	**(287,917)**

Revenue, net

During the year ended December 31, 2024, we recognized revenues of $1,622.8 million compared to $1,368.2 million during the year ended December 31, 2023. The increase of $254.6 million was primarily due to an increase in subscription revenue of $250.5 million, comprising $171.8 million from increases in our subscriber base and $78.7 million from increases in subscription package prices and attachments sold, and an increase in other revenue of $4.2 million primarily due to new contracts entered into during the year ended December 31, 2024. Advertising revenue decreased by $0.2 million primarily due to a decrease in CPMs offset by an increase in the number of impressions sold.

Subscriber related expenses

During the year ended December 31, 2024, we recognized subscriber related expenses of $1,361.0 million compared to $1,213.3 million during the year ended December 31, 2023. The increase of $147.7 million was primarily due to an increase in affiliate distribution rights and other distribution costs primarily resulting from an increase in subscribers and contractual rates.

Broadcasting and transmission

During the year ended December 31, 2024, we recognized broadcasting and transmission expenses of $57.9 million compared to $68.8 million during the year ended December 31, 2023. The decrease of $10.9 million was primarily due to a reduction in expenses resulting from initiatives implemented by the Company to optimize our cloud infrastructure.

Sales and marketing

During the year ended December 31, 2024, we recognized sales and marketing expenses of $202.5 million compared to $207.0 million during the year ended December 31, 2023. The decrease of $4.5 million was primarily due to a $5.5 million decrease in stock-based compensation and a $1.5 million decrease in marketing expense offset by a $2.2 million increase in payroll expense.

Technology and development

During the year ended December 31, 2024, we recognized technology and development expenses of $80.0 million compared to $67.7 million during the year ended December 31, 2023. The increase of $12.3 million was primarily due to an increase in payroll and contractor expense of $11.3 million.

General and administrative

During the year ended December 31, 2024, general and administrative expenses totaled $75.1 million compared to $64.3 million for the year ended December 31, 2023. The increase of $10.8 million was primarily due to a $23.9 million increase in legal fees partially offset by a $12.1 million reduction in accrual for indirect taxes primarily due to expiration of statute of limitations.

Depreciation and amortization

During the year ended December 31, 2024, we recognized depreciation and amortization expenses of $38.5 million compared to $36.5 million during the year ended December 31, 2023. The increase of $2.1 million is primarily related to an increase in amortization from the capitalization of internal use assets.

Impairment of other assets

During the year ended December 31, 2024, we recognized impairment of other assets of $3.8 million due to non-recoverability.

Other income (expense)

During the year ended December 31, 2024, we recognized $18.9 million of other income (net) compared to $4.6 million of other expense (net) during the year ended December 31, 2023. The change of $23.5 million is primarily related to a $27.9 million increase in gain on extinguishment of debt partially offset by an increase in interest expense of $7.1 million.

Income tax (provision) benefit

During the year ended December 31, 2024, we recognized a provision for income tax of $0.7 million compared to an income tax benefit of $0.9 million during the year ended December 31, 2023. The change of $1.5 million was primarily driven by foreign taxes related to our Indian operations. The Company has not provided any income tax benefit relating to its current operating losses in the U.S., France, and Spain as the Company concluded that its deferred tax assets in those countries are not realizable on a more-likely-than-not basis.

Net income (loss) from discontinued operations, net of tax

During the year ended December 31, 2024, we recognized net income from discontinued operations of $1.7 million compared to $5.2 million during the year ended December 31, 2023. The decrease of $3.5 million is primarily due to the change in impact from the re-evaluation of certain contract termination costs in each period. We discontinued the operations of our wagering business in October 2022.

Key Performance Metrics

We use certain key performance metrics to monitor and manage our business, including to measure our operating performance, identify trends affecting our business and make strategic decisions. We believe these key performance metrics provide useful information to investors in evaluating our operating results in the same manner management does.

Paid Subscribers

We believe the number of paid subscribers is a relevant measure to gauge the size of our user base. Paid subscribers are total subscribers that have completed registration with Fubo, have activated a payment method (only reflects one paying user per plan), from which Fubo has collected payment in the month ending the relevant period. Users who are on a free (trial) period are not included in this metric.

As of December 31, 2024 and 2023, we had approximately 1.7 million and 1.6 million paid subscribers in the United States and Canada ("North America" or "NA"), respectively. We had approximately 0.4 million and 0.4 million paid subscribers in the remaining territories in which the Company operates ("Rest of World" or "ROW") as of December 31, 2024 and 2023, respectively.

Average Revenue Per User

We believe ARPU provides useful information for investors to gauge the revenue generated per subscriber on a monthly basis. ARPU, with respect to a given period, is defined as total Subscription revenue and Advertising revenue recognized in such period, divided by the average daily paid subscribers in such period, divided by the number of months in such period. Advertising revenue, like Subscription revenue, is primarily driven by the number of subscribers to our platform and per-subscriber viewership such as the type of, and duration of, content watched on platform. We believe ARPU is an important metric for both management and investors to evaluate the Company's core operating performance and measure our subscriber monetization, as well as evaluate unit economics, payback on subscriber acquisition cost and lifetime value per subscriber. In addition, we believe that presenting a geographic breakdown for North America ARPU and ROW ARPU allows for a more meaningful assessment of the business because of the significant differences in both Subscription revenue and Advertising revenue generated on a per subscriber basis in North America when compared to ROW due to our current subscription pricing models and advertising monetization in the two geographic regions.

Our NA ARPU was $85.97 and $82.25 for the years ended December 31, 2024 and 2023, respectively. Our ROW ARPU was $7.49 and $6.82 for the years ended December 31, 2024 and 2023, respectively.

Gross Profit and Gross Margin (GAAP)

Gross Profit is defined as Revenue less Subscriber related expenses and Broadcasting and transmission. Gross Margin is defined as Gross Profit divided by Revenue. We believe these measures are useful because they represent key profitability metrics for our business and are used by management to evaluate the performance of our business, including measuring the cost to deliver our product to subscribers against revenue.

Our Gross Profit was $203.9 million and $86.1 million for the years ended December 31, 2024 and 2023, respectively. Our Gross Margin was 12.6% and 6.3% for the same periods, respectively.

The tables below provide a reconciliation of NA ARPU and ROW ARPU to GAAP Subscription and Advertising Revenue (in thousands, except average subscribers and average per user amounts):

Reconciliation of GAAP Subscription and Advertising Revenue to North America ARPU:

	Years Ended December 31,			
	2024		**2023**	
	As-Reported		*As-Reported*	
Subscription Revenue (GAAP)	$	**1,500,101**	$	**1,249,579**
Advertising Revenue (GAAP)		**115,200**		**115,370**
(Subtract):				
ROW Subscription Revenue		(33,859)		(31,674)
ROW Advertising Revenue		(1,177)		(1,123)
Total		**1,580,265**		**1,332,152**
Divide:				
Average Subscribers (North America)		1,531,723		1,349,647
Months in Period		12		12
North America Monthly Average Revenue per User (NA ARPU)	$	**85.97**	$	**82.25**

Reconciliation of GAAP Subscription and Advertising Revenue to ROW ARPU:

	Years Ended December 31,			
	2024		**2023**	
	As-Reported		*As-Reported*	
Subscription Revenue (GAAP)	$	**1,500,101**	$	**1,249,579**
Advertising Revenue (GAAP)		**115,200**	$	**115,370**
(Subtract):				
North America Subscription Revenue		(1,466,242)		(1,217,905)
North America Advertising Revenue		(114,023)		(114,247)
Total		**35,036**		**32,797**
Divide:				
Average Subscribers (ROW)		389,964		401,009
Months in Period		12		12
ROW Monthly Average Revenue per User (ROW ARPU)	$	**7.49**	$	**6.82**

Liquidity and Capital Resources

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. See Note 15 in the accompanying consolidated financial statements for a further discussion of our cash commitments and contractual obligations as of December 31, 2024, including lease obligations and sponsorship agreements.

Our primary sources of cash are receipts from subscription and advertising revenue as well as proceeds from equity and debt financings. Our primary uses of cash are content and programming license fees and operating expenses, including payroll-related, marketing, technology and professional fees.

On February 2, 2021, we raised $389.4 million, net of offering expenses, through the sale of $402.5 million aggregate principal amount of 3.25% senior convertible notes due 2026 (the "2026 Convertible Notes"). The 2026 Convertible Notes bear interest at a rate of 3.25% per annum, payable semi-annually each year. In October 2023, the Company repurchased $5.0 million principal amount of the 2026 Convertible Notes for $3.3 million. In January 2024, we exchanged (the "Exchange") $205.8 million principal amount of the 2026 Convertible Notes for $177.5 million in aggregate principal amount of the Company's new convertible senior secured notes due 2029 (the "2029 Convertible Notes"). At our election for any interest period, the 2029 Convertible Notes will bear interest at a rate of (i) 7.5% per annum on the principal amount thereof if interest is paid in cash and (ii) 10.0% per annum on the principal amount thereof if interest is paid in kind, in each case payable semi-annually each year. During the year ended December 31, 2024, we repurchased $46.9 million principal amount of the 2026 Convertible Notes for $27.1 million, including accrued interest. Upon completion of the Exchange and the repurchases, the aggregate principal amount of the 2026 Convertible Notes outstanding is $144.8 million, and the aggregate principal amount of the 2029 Convertible Notes outstanding is $177.5 million.

On January 6, 2025, concurrently with the execution of the Business Combination Agreement (see "Recent Developments—Business Combination" above), the Company settled its antitrust litigation against Disney, Fox, and WBD and their affiliates (collectively, the "Defendants"). In conjunction therewith, the Defendants made an aggregate cash payment to the Company of $220.0 million. See "Item 3. Legal Proceedings."

In addition, in connection with entering into the Business Combination Agreement, the Company and an affiliate of Disney entered into a commitment letter (the "Commitment Letter") pursuant to which such affiliate committed to provide the Company, on January 5, 2026 and on the terms and subject to the conditions set forth therein, up to $145.0 million of indebtedness in the form of a senior unsecured term loan (the "Facility"), subject to customary conditions. The proceeds of the Facility will be used for general corporate purposes of the Company. The funding of the Facility under the Commitment Letter is not contingent on the occurrence of the Business Combination contemplated by the Business Combination Agreement.

We currently have an effective shelf registration statement on Form S-3 (No. 333-266557) filed with the SEC on August 5, 2022 under which we may offer, from time to time, in one or more offerings any combination of common stock, preferred stock, debt securities, warrants, purchase contracts and units of up to $750.0 million in the aggregate. In addition, we have an effective shelf registration statement on Form S-3 (No. 333-277677) filed with the SEC on March 5, 2024 under which we may offer, from time to time, in one or more offerings any combination of common stock, preferred stock, debt securities, warrants, purchase contracts and units (the "2024 Form S-3"). On August 4, 2022, we entered into an at-the-market sales agreement with Evercore Group L.L.C., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Needham & Company, LLC, as sales agents, under which we may, from time to time, sell shares of our common stock having an aggregate offering price of up to $350.0 million through the sales agents (the "ATM Program") under our 2021 Form S-3. On August 6, 2024, we filed a prospectus supplement to the base prospectus accompanying the 2024 Form S-3 in order to migrate the ATM Program from a prior effective registration to the 2024 Form S-3. Upon the filing of such prospectus supplement, all offers or sales under the ATM Program shall be made under the 2024 Form S-3. During the year ended December 31, 2024, we sold 33,218,851 shares of our common stock under the ATM Program, resulting in net proceeds of approximately $43.3 million, after deducting agent commissions and issuance costs. As of December 31, 2024, there was $112.0 million of common stock remaining available for sale under the 2022 Sales Agreement.

As of December 31, 2024, we had cash, cash equivalents and restricted cash of $167.6 million. Based on our current outlook, we expect to primarily use our cash and cash equivalents, and cash flows from operations, to fund our operations. However, our future capital requirements will depend on many factors, including, but not limited to, those detailed in Part I, Item 1A, Risk Factors in this Annual Report. We therefore may from time to time seek to raise additional capital, including selling shares of our common stock under our ATM program to, among other things, fund repurchases of our debt or equity securities or, if a change in market conditions or other circumstances impacts our current outlook and/or liquidity needs, to fund our operating plan. We also may raise capital from time to time to strengthen our balance sheet and enhance our liquidity. In addition, we may seek to repurchase, refinance or restructure our outstanding debt securities prior to their maturity in one or more transactions, which may involve the payment of cash or the issuance of additional debt or equity securities.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Issuing additional shares of our capital stock, other equity securities, or additional securities convertible into equity may dilute the economic and voting rights of our existing shareholders, reduce the market price of our common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their percentage ownership. If we are unable to raise additional capital due to unfavorable market conditions, including rising interest rates, or otherwise, or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

We believe our existing cash and cash equivalents will provide us with the necessary liquidity to continue as a going concern for at least the next twelve months. Our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully attract and retain subscribers and compete in a rapidly changing market with many competitors. In addition to the foregoing, based on our current assessment, we do not expect any material impact on our long-term development timeline, revenue levels and our liquidity due to macroeconomic factors, including inflationary cost pressures and potential recession indicators. However, we are continuing to assess the impact that macroeconomic factors may have on our operations, financial condition and liquidity, which depends on factors beyond our knowledge and control. See Note 10 in the accompanying consolidated financial statements for further discussion regarding our outstanding indebtedness.

Cash Flows (in thousands)

	Year Ended December 31,	
	2024	**2023**
Continuing operations:		
Net cash used in operating activities	(75,627)	(173,045)
Net cash used in investing activities	(15,835)	(25,417)
Net cash provided by financing activities	11,465	111,233
Discontinued operations		
Net cash used in operating activities	(3,851)	(4,577)
Net cash used in investing activities	—	—
Net decrease in cash, cash equivalents and restricted cash	(83,848)	(91,806)

Continuing Operations

Operating Activities

Net cash used in operating activities was $75.6 million during the year ended December 31, 2024 compared to $173.0 million during the year ended December 31, 2023. The decrease was primarily driven by a decrease in net loss and an increase in cash receipts from accounts receivables partially offset by an increase in payments for programming license fees.

Investing Activities

Net cash used in investing activities was $15.8 million during the year ended December 31, 2024 compared to $25.4 million during the year ended December 31, 2023. The decrease was primarily driven by lower capitalization of internal use software.

Financing Activities

Net cash provided by financing activities was $11.5 million during the year ended December 31, 2024 compared to net cash provided by financing activities of $111.2 million during the year ended December 31, 2023. The decrease was primarily driven by the lower amount of proceeds from the ATM Program, repurchases of outstanding convertible notes during the year ended December 31, 2024 and payments for financing costs associated with the issuance of the 2029 Convertible Notes during the year ended December 31, 2024.

Discontinued operations

Operating and Investing Activities

Net cash used in operating activities was $3.9 million during the year ended December 31, 2024 compared to $4.6 million during the year ended December 31, 2023. The decrease was primarily driven by decrease in activity in the current year since the wind down of Fubo Sportsbook which was terminated in October 2022.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We have identified all significant accounting policies in Note 3 to our consolidated financial statements in Part II, Item 8 of this Annual Report.

Business Combinations

We recognize, separately from goodwill, identifiable assets and liabilities acquired in a business combination at fair value on the date of acquisition. We use our best estimates and assumptions to accurately assign fair value to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. We estimate the useful lives of the intangible assets based on the expected period over which we anticipate generating economic benefit from the asset. The determination of the fair value of acquired identifiable intangible assets requires us to make significant estimates and assumptions regarding projected revenue and growth rates, royalty rates, and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results. We also review our intangible assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset is not recoverable.

Goodwill

We test goodwill for impairment on an annual basis during the fourth quarter of each calendar year or earlier when circumstances dictate. We measure recoverability of goodwill at the reporting unit level. The process of determining the fair value of a reporting unit is highly subjective and involves the use of significant estimates and assumptions. In performing our annual assessment, we can opt to perform a qualitative assessment to test a reporting unit's goodwill for impairment or we can directly perform a quantitative assessment. Based on our qualitative assessment, if we determine that the fair value of our reporting unit is, more likely than not, less than its carrying amount, then the quantitative assessment is performed. Any excess of the reporting unit's carrying amount over its fair value will be recorded as an impairment loss.

In the first quarter of 2024, we identified a triggering event that required us to perform a quantitative assessment of impairment of goodwill as of March 31, 2024. The results of the impairment test showed that the fair value was substantially in excess of its carrying value. Therefore, it was determined that goodwill was not impaired.

We performed a qualitative assessment for our annual goodwill impairment test in the fourth quarter of 2024 and concluded that it was not more-likely-than-not that the fair value was less than the carrying value.

Intangible Assets

We amortize purchased-intangible assets on a straight-line basis over the estimated useful life of the assets. We review purchased-intangible assets whenever events or changes in circumstances indicate that the useful life is shorter than we had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances indicate an asset's carrying amount may not be recoverable, we assess the recoverability of purchased-intangible assets by comparing the projected undiscounted net cash flows associated with the asset group against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of these asset groups. If the useful life of the asset is shorter than originally estimated, we accelerate the rate of amortization and amortize the remaining carrying value over the new shorter useful life.

The Company determined that the initiation of a strategic review of its interactive wagering business in August 2022 constituted a triggering event, in that there would be a significant change in the extent and manner in which the long-lived assets of Fubo Sportsbook would be used, and there was an expectation that the assets would be sold or otherwise disposed of. For the year ended December 31, 2022, the Company determined the carrying value of the asset groups, within Fubo Sportsbook, did not exceed future undiscounted cash flows. The Company then calculated the fair value of the asset groups as the present value of the estimated future cash flows and determined that the carrying value exceeded the fair value in certain instances. Based on this analysis, the Company recognized an aggregate non-cash impairment charge of $76.7 million which represented substantially all of the long-lived assets of Fubo Sportsbook.

Stock-Based Compensation

We recognize stock-based compensation for stock-based awards (including stock options, restricted stock units, and restricted stock awards) in accordance with ASC No. 718, Compensation – Stock Compensation ("ASC 718"). Determining the appropriate fair value of stock-based awards requires numerous assumptions, some of which are highly complex and subjective.

Stock-based awards generally vest subject to the satisfaction of service requirements, or the satisfaction of both service requirements and achievement of certain performance conditions or market and service conditions. For stock-based awards that vest subject to the satisfaction of service requirements or market and service conditions, stock-based compensation is measured based on the fair value of the award on the date of grant and is recognized as stock-based compensation on a straight-line basis over the requisite service period. For stock-based awards that have a performance component, stock-based compensation is measured based on the fair value on the grant date and is recognized over the requisite service period as achievement of the performance objective becomes probable.

We estimate the fair value of our stock option awards on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of judgments and assumptions, including fair value of our common stock, the option's expected term, the expected price volatility of the underlying stock, risk free interest rates and the expected dividend yield. The Black-Scholes model assumptions are further described below:

- Common stock – the fair value of the Company's common stock.

- Expected Term - The expected term of options represents the period that the Company's stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term. The simplified method was used because the Company does not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

- Expected Volatility – The Company historically has lacked sufficient company specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based primarily on the historical volatility of a publicly traded set of peer companies with consideration of the volatility of its own traded stock price.

- Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

- Expected Dividend - The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The following assumptions were used in determining the fair value of stock options granted during the year ended December 31, 2023:

Dividend yield	— %
Expected price volatility	49.8 %
Risk free interest rate	3.9 %
Expected term (years)	6 years

There were no stock options granted during the year ended December 31, 2024.

If any of the assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the previously granted awards.

We account for forfeitures as they occur.

The fair value of our restricted stock units and restricted stock awards is estimated on the date of grant based on the fair value of our common stock.

Recently Issued Accounting Pronouncements

See Note 3 to our consolidated financial statements in Part II, Item 8 of this Annual Report for a discussion of recent accounting policies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of our business, including risks relating to changes in interest rates and foreign currency. The following discussion provides additional information regarding these risks.

Interest Rate Risk

As of December 31, 2024, we had cash, cash equivalents, and restricted cash of $167.6 million. Our cash equivalents are generally invested in money market funds. Interest paid on such funds fluctuates with the prevailing interest rate. In addition, as of December 31, 2024, we had $330.3 million of outstanding indebtedness on a consolidated basis which included $144.8 million of 2026 Convertible Notes, $177.5 million of 2029 Convertible Notes and other notes outstanding with an aggregate principal of approximately $8.1 million. Our indebtedness bears interest at a fixed rate. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. As of December 31, 2024, a hypothetical 10% change in interest rates would not have resulted in a material impact on our consolidated financial statements.

Foreign Currency Risk

Revenues denominated in currencies other than the U.S. dollar account for approximately 2.1% and 2.2% of the consolidated amount for the three months and year ended December 31, 2024, respectively. Our financial statements are reported in U.S. dollars and, accordingly, fluctuations in exchange rates will affect the translation of our revenues and expenses denominated in foreign currencies into U.S. dollars for purposes of reporting our consolidated financial results. Our most significant currency exchange rate exposures are the euro and the Canadian dollar. As of December 31, 2024, a hypothetical 10% weakening of the euro and Canadian dollar relative to the U.S. dollar would not have resulted in a material impact on our consolidated financial statements.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this Item 8 are appended to this Annual Report. An index of those financial statements is found in Item 15 of Part IV of this Annual Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures.

A. Limitations on effectiveness of controls and procedures

  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

B. Evaluation of Disclosure Controls and Procedures

  Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective at the reasonable assurance level.

C. Report of Management on Internal Controls over Financial Reporting.

  Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. As of December 31, 2024, management completed an assessment of the Company's internal control over financial reporting based on the 2013 Committee of Sponsoring Organizations (COSO) framework. Based on that assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024. KPMG, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, which is included below.

D. Audit Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

fuboTV Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited fuboTV Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 3, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York

March 3, 2025

E. Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

(a) None.

(b) During the three months ended December 31, 2024, no director or "officer" (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Our board of directors has adopted a written Code of Business Conduct and Ethics applicable to all officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of our Code of Business Conduct and Ethics on our investor relations website under the Governance tab at https://ir.fubo.tv. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of our Code of Business Conduct and Ethics. The information contained on our website is not incorporated by reference into this Annual Report.

The remaining information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders, and such required information is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item 11 will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders, and such information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be included in our definitive proxy statement for our 2025 Annual Meeting of Shareholders, and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements.

The following documents are included on pages F-1 through F-47 attached hereto and are filed as part of this Annual Report on Form 10-K. Reference is made to the Index to Consolidated Financial Statements on Page F-1.

(a)(2) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

(a)(3) Exhibits.

The following is a list of exhibits filed as part of this Annual Report on Form 10-K:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
2.1#	Business Combination Agreement dated as of January 6, 2025, by and among fuboTV Inc., The Walt Disney Company and Hulu, LLC	8-K/A	001-39590	2.1	1/10/2025	
3.1(a)	Articles of Incorporation dated February 20, 2009	S-1	333-176093	3.1(i)	8/5/2011	
3.1(b)	Articles of Amendment to Articles of Incorporation dated October 5, 2010	S-1	333-176093	3.1(ii)	8/5/2011	
3.1(c)	Articles of Amendment to Articles of Incorporation dated December 31, 2014	10-K	000-55353	3.1(iii)	3/31/2015	
3.1(d)	Articles of Amendment to Articles of Incorporation dated January 11, 2016	8-K	000-55353	3.1	1/29/2016	
3.1(e)	Certificate of Designation of Series A Preferred Stock dated June 23, 2016	8-K	000-55353	4.1	6/28/2016	
3.1(f)	Certificate of Designation of Series B Preferred Stock dated June 23, 2016	8-K	000-55353	4.2	6/28/2016	
3.1(g)	Certificate of Designation of Series C Preferred Stock dated July 21, 2016	8-K	000-55353	4.1	7/26/2016	
3.1(h)	Second Amended Certificate of Designation of Series C Preferred Stock dated March 3, 2017	8-K	000-55353	3.1	3/6/2017	
3.1(i)	Articles of Amendment to Articles of Incorporation dated October 17, 2017	8-K	000-55353	3.1	12/5/2017	
3.1(j)	Certificate of Designation of Preferences and Rights of Series X Convertible Preferred Stock dated August 3, 2018	8-K	000-55353	3.1	8/6/2018	
3.1(k)	Articles of Amendment to Articles of Incorporation dated September 9, 2019	8-K	000-55353	3.1	9/11/2019	
3.1(l)	Articles of Amendment to Articles of Incorporation dated March 16, 2020	8-K	000-55353	3.1	3/23/2020	
3.1(m)	Certificate of Designation of Series AA Convertible Preferred Stock dated March 20, 2020	8-K	000-55353	3.2	3/23/2020	
3.1(n)	Articles of Amendment to Articles of Incorporation dated September 29, 2016	10-Q	000-55353	3.1(n)	7/6/2020	
3.1(o)	Articles of Amendment to Articles of Incorporation dated January 9, 2017	10-Q	000-55353	3.1(o)	7/6/2020	
3.1(p)	Articles of Amendment to Articles of Incorporation dated May 11, 2017	10-Q	000-55353	3.1(p)	7/6/2020	

3.1(q)	Articles of Amendment to Articles of Incorporation dated February 12, 2018	10-Q	000-55353	3.1(q)	7/6/2020
3.1(r)	Articles of Amendment to Articles of Incorporation dated January 29, 2019	10-Q	000-55353	3.1(r)	7/6/2020
3.1(s)	Articles of Amendment to Articles of Incorporation dated July 12, 2019	10-Q	000-55353	3.1(s)	7/6/2020
3.1(t)	Articles of Amendment to Articles of Incorporation dated August 10, 2020	8-K	000-55353	3.1	8/13/2020
3.1(u)	Articles of Amendment to Articles of Incorporation dated September 29, 2020	S-1	333-249783	3.1(u)	10/30/2020
3.1(v)	Articles of Amendment to Articles of Incorporation dated June 9, 2022	S-3	333-266557	3.1(v)	8/5/2022
3.1(w)	Articles of Amendment to Articles of Incorporation dated June 15, 2023	10-Q	001-39590	3.1(w)	8/7/2023
3.1(x)	Articles of Amendment to Articles of Incorporation dated June 18, 2024	10-Q	001-39590	3.1(x)	8/6/2024
3.2	Amended and Restated Bylaws of the Company, dated March 1, 2022	8-K	001-39590	3.1	3/2/2022
4.1	Form of Common Stock Certificate	10-K	001-39590	4.1	3/25/2021
4.2	Indenture, dated as of February 2, 2021, by and between fuboTV Inc. and U.S. Bank National Association, as Trustee	8-K	001-39590	4.1	2/2/2021
4.3	Form of Note, representing fuboTV Inc.'s 3.25% Convertible Senior Notes due 2026 (included in Exhibit 4.3)	8-K	001-39590	4.2	2/2/2021
4.4	Indenture, dated as of January 2, 2024, among fuboTV Inc., the Guarantors and U.S. Bank Trust Company, National Association, as trustee and collateral agent	8-K	001-39590	4.1	1/2/2024
4.5	Form of Note, representing fuboTV Inc.'s Convertible Senior Secured Notes due 2029 (included in Exhibit 4.5)	8-K	001-39590	4.2	1/2/2024
4.6	Registration Rights Agreement, dated as of January 2, 2024, between fuboTV Inc. and certain affiliates and related funds of Mudrick Capital Management, L.P.	8-K	001-39590	99.2	1/2/2024
4.7	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934				*
10.1†	fuboTV Inc. 2015 Equity Incentive Plan	10-Q	000-55353	10.2	7/6/2020
10.2†	Form of Stock Option Agreement under the fuboTV Inc. 2015 Equity Incentive Plan	10-Q	000-55353	10.3	7/6/2020
10.3†	fuboTV Inc. 2020 Equity Incentive Plan, as amended and restated	8-K	001-39590	10.1	6/21/2024

10.4†	Form of Stock Option Agreement under the fuboTV Inc. 2020 Equity Incentive Plan, as amended	10-K	001-39590	10.4	3/1/2022
10.5†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2020 Equity Incentive Plan, as amended (standard)	10-K	001-39590	10.5	3/1/2022
10.6†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2020 Equity Incentive Plan, as amended (key employees)	10-K	001-39590	10.6	3/1/2022
10.7†	Form of Performance Restricted Stock Unit Award Agreement to the fuboTV Inc. 2020 Equity Incentive Plan, as amended	8-K	001-39590	10.2	5/8/2023
10.8†	fuboTV Inc. 2022 Employment Inducement Equity Incentive Plan	10-Q	001-39590	10.1	8/8/2022
10.9†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2022 Employment Inducement Equity Incentive Plan (standard)	10-Q	001-39590	10.2	8/8/2022
10.10†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2022 Employment Inducement Equity Incentive Plan (key employee)	10-Q	001-39590	10.3	8/8/2022
10.11†	Form of Stock Option Award Agreement to the fuboTV Inc. 2022 Employment Inducement Equity Incentive Plan	10-Q	001-39590	10.4	8/8/2022
10.12†	fuboTV Inc. 2023 Employment Inducement Equity Incentive Plan	10-Q	001-39590	10.1	8/7/2023
10.13†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2023 Employment Inducement Equity Incentive Plan (standard)	10-Q	001-39590	10.2	8/7/2023
10.14†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2023 Employment Inducement Equity Incentive Plan (key employee)	10-Q	001-39590	10.3	8/7/2023
10.15†	Form of Stock Option Award Agreement to the fuboTV Inc. 2023 Employment Inducement Equity Incentive Plan	10-Q	001-39590	10.4	8/7/2023
10.16†	fuboTV Inc. 2024 Employment Inducement Equity Incentive Plan	10-Q	001-39590	10.1	8/6/2024
10.17†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2024 Employment Inducement Equity Incentive Plan (standard)	10-Q	001-39590	10.2	8/6/2024
10.18†	Form of Restricted Stock Unit Award Agreement to the fuboTV Inc. 2024 Employment Inducement Equity Incentive Plan (key employee)	10-Q	001-39590	10.3	8/6/2024
10.19†	Form of Stock Option Award Agreement to the fuboTV Inc. 2024 Employment Inducement Equity Incentive Plan	10-Q	001-39590	10.4	8/6/2024

10.20†	Form of Indemnification Agreement by and between fuboTV Inc. and its directors and officers	8-K	000-55353	10.2	4/7/2020	
10.21†	Employment Agreement, by and between David Gandler and the Company, dated May 4, 2023.	8-K	001-39590	10.1	5/8/2023	
10.22	Lease dated February 23, 2021 by and among fuboTV Inc. and HWA 1290 III LLC, HWA 1290 IV LLC and HWA 1290 V LLC	8-K	001-39590	10.1	3/3/2021	
10.23	fuboTV Inc. Outside Director Compensation Policy	10-Q	001-39590	10.6	11/3/2023	
10.24	Consulting Agreement by and between the Company and Ignacio Figueras dated as of November 25, 2020	10-K	001-39590	10.23	3/25/2021	
10.25†	Offer Letter, dated as of January 3, 2022, by and between fuboTV Inc. and John Janedis	10-K	001-39590	10.15	3/1/2022	
10.26†	Executive Severance Plan					*
10.27	Sales Agreement, dated August 4, 2022, by and between fuboTV Inc., Evercore Group L.L.C., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Needham & Company, LLC.	8-K	001-39590	10.10	8/5/2022	
10.28	Exchange Agreement, dated as of December 29, 2023, between fuboTV Inc. and certain affiliates and related funds of Mudrick Capital Management, L.P.	8-K	001-39590	10.1	1/2/2024	
19.1	Insider Trading Policy					*
21.1	List of Significant Subsidiaries of fuboTV Inc.	10-K	001-39590	21.1	2/27/2023	
23.1	Consent of KPMG LLP, independent auditor					*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).					*
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).					*
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.					**
97.1	FuboTV Inc. Policy for Recovery of Erroneously Awarded Compensation	10-K	001-39590	97.1	3/4/2024	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan.
#	Certain schedules and other attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules or other attachments upon request by the SEC.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUBOTV INC.

Dated: March 3, 2025

By: */s/ David Gandler*

David Gandler

Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Gandler and John Janedis, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstituting, for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Gandler David Gandler	Chief Executive Officer and Director (*principal executive officer*)	March 3, 2025
/s/ John Janedis John Janedis	Chief Financial Officer (*principal financial officer and principal accounting officer*)	March 3, 2025
/s/ Edgar Bronfman, Jr. Edgar Bronfman, Jr.	Executive Chairman and Director	March 3, 2025
/s/ Ignacio Figueras Ignacio Figueras	Director	March 3, 2025
/s/ Neil Glat Neil Glat	Director	March 3, 2025
/s/ Julie Haddon Julie Haddon	Director	March 3, 2025
/s/ Daniel Leff Daniel Leff	Director	March 3, 2025
/s/ Laura Onopchenko Laura Onopchenko	Director	March 3, 2025

fuboTV Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (to be provided by KPMG)

To the Shareholders and Board of Directors
fuboTV Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of fuboTV Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

> *Sufficiency of audit evidence over subscriber related expenses*
> As discussed in Note 3 to the consolidated financial statements, the Company recorded $1,361 million of subscriber related expenses during the year ended December 31, 2024, which primarily related to costs for affiliate distribution rights related to content streaming. The cost of affiliate distribution rights is generally incurred on a per subscriber basis and is recognized when the related programming is distributed to subscribers.
>
> We identified the evaluation of the sufficiency of audit evidence over subscriber related expenses related to affiliate distribution rights as a critical audit matter. This matter required subjective auditor judgment given the nature of audit evidence over the completeness and accuracy of the subscriber data used in the determination of affiliate distribution rights expense.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over subscriber related expenses related to the cost for affiliate distribution rights. We evaluated the design and tested the operating effectiveness of certain internal controls over the recognition of costs related to affiliate distribution rights. This included controls related to the completeness and accuracy of the subscriber data used in the affiliate distribution rights computations, including relevant general and application information technology controls. We developed an expectation of subscriber related expenses related to affiliate distribution rights based upon the change in average monthly subscribers per monthly subscriber count reports and the contractual rate per the affiliate distribution rights agreements and compared the amounts recorded to our expectation. We evaluated the completeness and accuracy of monthly subscriber count reports by validating whether certain subscribers were appropriately included or excluded from the monthly subscriber count reports based on underlying supporting documentation. We evaluated the sufficiency of audit evidence obtained over subscriber related expenses related to affiliate distribution rights by assessing the results of procedures performed, including the appropriateness of the nature of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2020.

New York, New York
March 3, 2025

fuboTV Inc.
Consolidated Balance Sheets
(in thousands, except for share and per share information)

		December 31, 2024		December 31, 2023
ASSETS				
Current assets				
Cash and cash equivalents	$	161,435	$	245,278
Accounts receivable, net		71,078		80,299
Prepaid sports rights		24,821		39,911
Prepaid and other current assets		16,699		20,804
Assets of discontinued operations		—		462
Total current assets		274,033		386,754
Property and equipment, net		6,080		4,835
Restricted cash		6,137		6,142
Intangible assets, net		133,703		158,448
Goodwill		615,399		622,818
Right-of-use assets		31,837		35,825
Other non-current assets		10,239		17,818
Total assets	$	**1,077,428**	$	**1,232,640**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	67,844	$	74,311
Accrued expenses and other current liabilities		335,967		320,041
Notes payable		7,024		6,323
Deferred revenue		98,421		90,203
Long-term borrowings - current portion		1,042		1,612
Current portion of lease liabilities		5,024		5,247
Liabilities of discontinued operations		—		19,608
Total current liabilities		515,322		517,345
Convertible notes, net		332,383		391,748
Lease liabilities		32,951		38,087
Other long-term liabilities		15,990		1,635
Total liabilities		**896,646**		**948,815**
COMMITMENTS AND CONTINGENCIES (Note 15)				
Shareholders' equity:				
Common stock par value $0.0001: 1,000,000,000 shares authorized; 339,144,854 and 299,215,160 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		34		30
Additional paid-in capital		2,219,002		2,136,870
Accumulated deficit		(2,017,796)		(1,845,542)
Non-controlling interest		(15,588)		(11,751)
Accumulated other comprehensive (loss) income		(4,870)		4,218
Total shareholders' equity		**180,782**		**283,825**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**1,077,428**	$	**1,232,640**

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Revenues			
Subscription	$ 1,500,101	$ 1,249,579	$ 905,886
Advertising	115,200	115,370	101,739
Other	7,495	3,276	1,071
Total revenues	1,622,796	1,368,225	1,008,696
Operating expenses			
Subscriber related expenses	1,361,011	1,213,253	976,415
Broadcasting and transmission	57,874	68,824	73,377
Sales and marketing	202,489	207,045	183,615
Technology and development	80,009	67,675	69,264
General and administrative	75,073	64,282	81,151
Depreciation and amortization	38,548	36,496	36,731
Impairment of other assets	3,813	—	—
Total operating expenses	1,818,817	1,657,575	1,420,553
Operating loss	(196,021)	(289,350)	(411,857)
Other income (expense)			
Interest expense	(20,852)	(13,712)	(14,194)
Interest income	7,157	10,971	2,498
Amortization of debt premium (discount), net	1,224	(2,574)	(2,476)
Gain on extinguishment of debt	29,513	1,607	—
Change in fair value of warrant liabilities	—	—	(1,701)
Other income (expense)	1,860	(923)	1,019
Total other income (expense)	18,902	(4,631)	(14,854)
Loss from continuing operations before income taxes	(177,119)	(293,981)	(426,711)
Income tax (provision) benefit	(659)	879	1,666
Net loss from continuing operations	**(177,778)**	**(293,102)**	**(425,045)**
Discontinued operations			
Net income (loss) from discontinued operations before income taxes	1,687	5,185	(136,874)
Income tax (provision) benefit	—	—	—
Net income (loss) from discontinued operations	**1,687**	**5,185**	**(136,874)**
Net loss	**(176,091)**	**(287,917)**	**(561,919)**
Less: Net loss attributable to non-controlling interest	3,837	463	442
Net loss attributable to common shareholders	**$ (172,254)**	**$ (287,454)**	**$ (561,477)**

fuboTV Inc.
Consolidated Statements of Operations and Comprehensive Loss (Continued)
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Other comprehensive income (loss)			
Foreign currency translation adjustment	(9,088)	4,822	(767)
Comprehensive loss attributable to common shareholders	**$ (181,342)**	**$ (282,632)**	**$ (562,244)**
Net loss per share attributable to common shareholders			
Basic and diluted loss per share from continuing operations	$ (0.54)	$ (1.06)	$ (2.33)
Basic and diluted income (loss) per share from discontinued operations	$ —	$ 0.02	$ (0.75)
Basic and diluted loss per share	$ (0.54)	$ (1.04)	$ (3.08)
Weighted average shares outstanding:			
Basic and diluted	319,653,763	276,282,572	182,472,069

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2024, 2023 and 2022
(in thousands except for share information)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest -	Total Shareholders' Equity
	Shares	Amount					
Balance at December 31, 2021	**153,950,895**	**$ 16**	**$ 1,691,206**	**$ (1,009,293)**	**$ 172**	**$ (11,220)**	**$ 670,881**
Issuance of common stock/At-the-market offering, net of offering costs	50,620,577	5	292,150	—	—	—	292,155
Reclassification of the equity components of the 2026 Convertible Notes to liability upon adoption of ASU 2020-06	—	—	(87,946)	12,682	—	—	(75,264)
Exercise of common stock warrants	540,541	—	10,249	—	—	—	10,249
Exercise of stock options	616,304	—	829	—	—	—	829
Delivery of common stock underlying restricted stock units	1,956,231	—	—	—	—	—	—
Issuance of restricted stock	2,000,000	—	—	—	—	—	—
Stock-based compensation	—	—	65,518	—	—	—	65,518
Molotov non-controlling interest	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	(767)	—	(767)
Net loss attributable to non-controlling interest	—	—	—	—	—	(442)	(442)
Net loss attributable to common shareholders	—	—	—	(561,477)	—	—	(561,477)
Balance at December 31, 2022	**209,684,548**	**$ 21**	**$ 1,972,006**	**$ (1,558,088)**	**$ (595)**	**$ (11,662)**	**$ 401,682**
Issuance of common stock/At-the-market offering, net of offering costs	81,694,729	8	116,881	—	—	—	116,889
Exercise of stock options	339,842	—	373	—	—	—	373
Delivery of common stock underlying restricted stock units	3,729,918	—	—	—	—	—	—
Cancellation of escrow shares in connection with Edisn acquisition	(12,595)	—	(344)	—	—	—	(344)
Issuance of restricted stock	3,778,718	1	4,198	—	—	—	4,199
Stock-based compensation	—	—	44,620	—	—	—	44,620
Molotov non-controlling interest	—	—	(864)	—	(9)	374	(499)
Foreign currency translation adjustment	—	—	—	—	4,822	—	4,822
Net loss attributable to non-controlling interest	—	—	—	—	—	(463)	(463)
Net loss attributable to common shareholders	—	—	—	(287,454)	—	—	(287,454)
Balance at December 31, 2023	**299,215,160**	**$ 30**	**$ 2,136,870**	**$ (1,845,542)**	**$ 4,218**	**$ (11,751)**	**$ 283,825**

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Consolidated Statements of Shareholders' Equity (Continued)
For the years ended December 31, 2024, 2023 and 2022
(in thousands except for share information)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest -	Total Shareholders' Equity
	Shares	Amount					
Balance at December 31, 2023	**299,215,160**	**$ 30**	**$ 2,136,870**	**$ (1,845,542)**	**$ 4,218**	**$ (11,751)**	**$ 283,825**
Issuance of common stock/At-the-market offering, net of offering costs	33,218,851	3	43,307	—	—	—	43,310
Exercise of stock options	4,042	—	3	—	—	—	3
Delivery of common stock underlying restricted stock units	6,706,801	1	(1)	—	—	—	—
Shares settled for taxes	—	—	(540)	—	—	—	(540)
Stock-based compensation	—	—	39,363	—	—	—	39,363
Foreign currency translation adjustment	—	—	—	—	(9,088)	—	(9,088)
Net loss attributable to non-controlling interest	—	—	—	—	—	(3,837)	(3,837)
Net loss attributable to common shareholders	—	—	—	(172,254)	—	—	(172,254)
Balance at December 31, 2024	**339,144,854**	**$ 34**	**$ 2,219,002**	**$ (2,017,796)**	**$ (4,870)**	**$ (15,588)**	**$ 180,782**

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Consolidated Statements of Cash Flows
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net loss	$ (176,091)	$ (287,917)	$ (561,919)
Less: Net income (loss) from discontinued operations, net of tax	1,687	5,185	(136,874)
Net loss from continuing operations	(177,778)	(293,102)	(425,045)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	38,548	36,496	36,731
Stock-based compensation	42,510	51,215	52,454
Impairment of other assets	3,813	—	—
Gain on extinguishment of debt	(29,513)	(1,607)	—
Amortization of debt (premium) discount, net	(1,224)	2,574	2,476
Deferred income tax provision (benefit)	218	(995)	(1,666)
Change in fair value of warrant liabilities	—	—	1,701
Amortization of right-of-use assets	3,988	3,126	3,078
Other adjustments	700	695	1,155
Changes in operating assets and liabilities of business, net of acquisitions:			
Accounts receivable, net	9,034	(36,200)	(9,778)
Prepaid expenses and other assets	7,649	(14,498)	(950)
Prepaid sports rights	15,389	(1,525)	(34,384)
Accounts payable	(5,748)	6,635	12,014
Accrued expenses and other liabilities	13,639	52,180	50,116
Deferred revenue	8,348	24,774	21,102
Lease liabilities	(5,200)	(2,813)	1,210
Net cash used in operating activities - continuing operations	(75,627)	(173,045)	(289,786)
Net cash used in operating activities - discontinued operations	(3,851)	(4,577)	(26,915)
Net cash used in operating activities	(79,478)	(177,622)	(316,701)
Cash flows from investing activities			
Purchases of short-term investments	—	—	(100,000)
Proceeds from maturity of short-term investments	—	—	100,000
Purchases of property and equipment	(2,727)	(1,071)	(1,130)
Proceeds from sale of property and equipment	—	28	—
Capitalization of internal use software	(11,468)	(17,282)	(4,857)
Purchase of intangible assets	(1,640)	(3,592)	—
Purchase of strategic investment	—	(3,500)	—
Net cash used in investing activities - continuing operations	(15,835)	(25,417)	(5,987)
Net cash used in investing activities - discontinued operations	—	—	(6,436)
Net cash used in investing activities	(15,835)	(25,417)	(12,423)

fuboTV Inc.
Consolidated Statements of Cash Flows (Continued)
(in thousands, except for share and per share information)

	For the Years Ended December 31,		
	2024	2023	2022
Cash flows from financing activities			
Proceeds from the issuance of common stock, net of offering costs	43,296	116,886	292,123
Redemption of non-controlling interest	—	(2,147)	—
Repurchase of convertible notes	(26,557)	(3,313)	—
Vested restricted stock units settled for cash	(181)	(125)	—
Payments for financing costs	(4,682)	—	—
Proceeds from exercise of stock options	3	373	829
Proceeds from the exercise of warrants	—	—	5,000
Repayments of notes payable and long-term borrowings	(414)	(441)	(1,682)
Net cash provided by financing activities - continuing operations	11,465	111,233	296,270
Net cash provided by financing activities - discontinued operations	—	—	—
Net cash provided by financing activities	11,465	111,233	296,270
Net decrease in cash, cash equivalents and restricted cash	(83,848)	(91,806)	(32,854)
Cash, cash equivalents and restricted cash at beginning of period	251,420	343,226	376,080
Cash, cash equivalents and restricted cash at end of period	$ 167,572	$ 251,420	$ 343,226
Supplemental disclosure of cash flows information:			
Interest paid	$ 14,940	$ 13,169	$ 13,786
Income tax paid	251	258	—
Non cash financing and investing activities:			
Reclassification of the equity components of the 2026 Convertible Notes to liability upon adoption of ASU 2020-06	$ —	$ —	$ 75,264
Strategic investment - marketing commitment	$ —	$ 4,000	$ —
Cashless exercise of warrants	$ —	$ —	$ 5,249
Unpaid intangible assets included in accounts payable	$ 50	$ 540	$ —
Unpaid financing costs included in accounts payable	$ —	$ 15	$ 18
Unpaid property and equipment included in accounts payable	$ —	$ 12	$ —

The accompanying notes are an integral part of these consolidated financial statements.

fuboTV Inc.
Notes to the Consolidated Financial Statements
(in thousands, except for share and per share information)

Note 1 - Organization and Nature of Business

Incorporation

fuboTV Inc. ("Fubo" or the "Company") was incorporated under the laws of the State of Florida in February 2009 under the name York Entertainment, Inc. The Company changed its name to FaceBank Group, Inc. on September 30, 2019. On August 10, 2020, the Company changed its name to fuboTV Inc. and as of May 1, 2020, the Company's trading symbol was changed from "FBNK" to "FUBO." The Company's common stock was approved for listing on the New York Stock Exchange ("NYSE") in connection with a public offering in October 2020 and commenced trading on the NYSE on October 8, 2020.

Unless the context otherwise requires, "Fubo," "we," "us," "our," and the "Company" refers to the Company and its subsidiaries on a consolidated basis.

Nature of Business

The Company is principally focused on offering consumers a leading live TV streaming platform for sports, news, and entertainment through its streaming platform. The Company's revenues are almost entirely derived from the sale of subscription services and the sale of advertisements in the United States, though the Company has expanded into several international markets, with operations in Canada, Spain and France.

The Company's subscription-based streaming services are offered to consumers who can sign-up for accounts through which the Company provides basic plans with the flexibility for consumers to purchase incremental features that include additional content or enhanced functionality ("Attachments") best suited for them. Besides the website, consumers can also sign-up via some TV-connected devices. The Fubo platform provides a broad suite of unique features and personalization tools such as multi-channel viewing capabilities, favorites lists and a dynamic recommendation engine, as well as 4K streaming and Cloud DVR offerings.

Note 2 - Liquidity, Going Concern and Management Plans

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company had cash and cash equivalents and restricted cash of $167.6 million, working capital deficit of $241.3 million and an accumulated deficit of $2,017.8 million as of December 31, 2024. The Company incurred a net loss from continuing operations of $177.8 million for the year ended December 31, 2024. Since inception, the Company's operations have been financed primarily through the sale of equity and debt securities. The Company has incurred losses from operations and negative cash flows from operating activities since inception and expects to incur substantial losses.As discussed further in Note 13, during the year ended December 31, 2024, the Company received net proceeds of approximately $43.3 million (after deducting $1.0 million in commissions and expenses) from sales of 33,218,851 shares of its common stock, at a weighted average gross sales price of $1.33 per share, pursuant to at-the-market sales agreement with its sales agents.

As discussed further in Note 10, during the year ended December 31, 2024, the Company completed the repurchase of $46.9 million principal amount of the 2026 Convertible Notes for $27.1 million, including accrued interest.

As discussed in Note 16, the Company settled its antitrust litigation against Disney, Fox, and WBD and their affiliates (collectively, the "Defendants"). In conjunction therewith, the Defendants made an aggregate cash payment to the Company of $220.0 million in January 2025.

The Company believes that its current cash and cash equivalents provide it with the necessary liquidity to continue as a going concern for at least one year from the date of issuance of these financial statements. Our future capital requirements and the adequacy of our available funds will depend on many factors, including our ability to successfully attract and retain subscribers and compete in rapidly changing market with many competitors.

In addition to the foregoing, the Company cannot predict the potential impact on its development timelines, revenue levels and its liquidity due to macroeconomic factors, including inflationary cost pressures and potential recession indicators, which depend on factors beyond the Company's knowledge or control. Based upon the Company's current assessment, it does not expect the impact of macroeconomic factors to materially impact the Company's operations. However, the Company is continuing to assess the impact that the macroeconomic factors may have on its operations, financial condition and liquidity.

Note 3 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Company's consolidated financial statements include the accounts of the Company and the accounts of the Company's wholly-owned subsidiaries, its non-wholly owned subsidiaries where the Company has a controlling interest and variable interest entities ("VIE") formed in connection with the Company's collaboration with Maximum Effort, defined below, on the launch and distribution of the Maximum Effort Channel, and production and development of original programming (the "MEC Entities"). Generally accepted accounting principles require that if an entity is the primary beneficiary of a VIE, the entity should consolidate the assets, liabilities and results of operations of the VIE in its consolidated financial statements. The primary beneficiary is the party that has both of the following: (i) the power to direct the activities that most significantly impact the economic performance of the VIE, and (ii) the obligation to absorb the losses or rights to receive the benefits of the entity that could potentially be significant to the VIE. The Company considers itself to be the primary beneficiary of the MEC Entities and accordingly, has consolidated these entities since their formation in 2023, with the equity interests of the unaffiliated investors presented as non-controlling interests in the accompanying consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2024 and 2023, total assets of the consolidated VIE were $5.1 million and $13.5 million, respectively, and total liabilities of the consolidated VIE were $43.4 thousand and $3.0 million, respectively and are reflected in the Company's consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates. Those estimates and assumptions include allocating the fair value of purchase consideration to assets acquired and liabilities assumed in business acquisitions, useful lives of property and equipment and intangible assets, recoverability of goodwill and intangible assets, accruals for contingent liabilities, equity instruments issued in share-based payment arrangements, and accounting for income taxes, including the valuation allowance on deferred tax assets.

Segment and Reporting Unit Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's Chief Executive Officer is determined to be the CODM. The CODM reviews financial information and makes resource allocation decisions at the consolidated group level. The Company has one operating segment as of December 31, 2024, the streaming business.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with remaining maturities at the date of purchase of three months or less to be cash equivalents, including balances held in the Company's money market accounts. Restricted cash primarily represents cash on deposit with financial institutions in support of a letter of credit outstanding in favor of the Company's landlord for office space. The restricted cash balance has been excluded from the cash balance and is classified as restricted cash on the consolidated balance sheets.

The following table provides a reconciliation of cash and cash equivalents and restricted cash within the consolidated balance sheets that sum to the total of the same on the consolidated statement of cash flows (in thousands):

	December 31,			
	2024		**2023**	
Cash and cash equivalents	$	161,435	$	245,278
Restricted cash		6,137		6,142
Total cash and cash equivalents and restricted cash	$	167,572	$	251,420

Certain Risks and Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of demand deposits and accounts receivable. The Company maintains cash deposits with financial institutions that at times exceed applicable insurance limits.

The majority of the Company's software and computer systems utilize data processing, storage capabilities and other services provided by Google Cloud Platform and Amazon Web Services, which cannot be easily switched to another cloud service provider. As such, any disruption of the Company's interference with Google Cloud Platform and Amazon Web Services could adversely impact the Company's operations and business.

Fair Value Estimates

The carrying amounts of the Company's financial assets and liabilities, such as cash, other assets, accounts payable and accrued payroll, approximate their fair values because of the short maturity of these instruments. The carrying amounts of notes payable and long-term borrowings approximate their fair values due to the short-term maturity and the fact that the effective interest rates on these obligations are comparable to market interest rates for instruments of similar credit risk.

Fair Value of Financial Instruments

The Company accounts for financial instruments under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Accounts Receivable, net

The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectible accounts. The Company's accounts receivable balance primarily consists of amounts due from the sale of advertisements and subscription revenue. In evaluating our ability to collect outstanding receivable balances, we consider many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased. Based on the Company's current and historical collection experience, management concluded that an allowance for credit losses was not necessary as of December 31, 2024 and 2023.

No individual customer accounted for more than 10% of revenue for the year ended December 31, 2024, 2023, and 2022. As of December 31, 2024 and 2023, one customer accounted for more than 10% of accounts receivable.

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized. Maintenance and repairs are expensed as incurred.

Licensed Content

The Company entered into various license agreements to obtain rights to certain live sports events. Costs incurred in acquiring certain rights to live sporting events are accounted for in accordance with ASC 920, *Entertainment—Broadcasters* ("ASC 920"). These program rights are recorded in subscriber related expenses in a manner consistent with how it expects to monetize the licensed content, which is primarily based on subscription revenue.

Cash flows for licensed content are presented within operating activities in the consolidated statements of cash flows.

Impairment Testing of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value and is recorded in the period in which the determination is made. Fair value is based on those assets' market value when available or discounted expected cash flows .

In August 2022, the Company initiated a strategic review of Fubo Sportsbook, and in October 2022 ceased operations of Fubo Sportsbook in connection with the dissolution of Fubo Gaming. For the year ended December 31, 2022, the Company recognized an aggregate non-cash impairment charge of $76.7 million which represented substantially all of the long-lived assets of Fubo Sportsbook which is recorded in loss from discontinued operations in the consolidated statement of operations and comprehensive loss.

Exit and Disposal Costs

The Company accounts for exit or disposal activities, including termination of a line of business or restructuring, in accordance with *ASC 420* , Exit or Disposal Cost Obligations. The Company defines a business restructuring as an exit or disposal activity that includes but is not limited to a program which is planned and controlled by management and materially changes either the scope of a business or the manner in which that business is conducted. Under *ASC 420*, a liability for a cost associated with an exit or disposal activity is measured at its fair value and recognized as incurred. Business restructuring charges may include (i) contract termination costs and (ii) other related costs associated with exit or disposal activities. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. The Company estimates the fair value using a probability-weighted cash flow approach. A subsequent change resulting from a revision to either the timing or the amount of estimated cash flows is recognized as an adjustment to the liability in the period of the change. During the year ended December 31, 2022, the Company recognized liabilities in connection with the dissolution of Fubo Gaming (See Note 4), including termination of certain contracts and severance and other employee related costs.

Goodwill

The Company tests goodwill for impairment at the reporting unit level on an annual basis on October 1 for each fiscal year or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company assesses qualitative factors to determine whether it is more likely than not that the fair value of a single reporting unit is less than its carrying amount under Accounting Standards Update ("ASU") No. 2017-04, Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment, issued by the FASB. If it is determined that the fair value is less than its carrying amount, the excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss.

Intangible Assets, net

The Company's intangible assets represent definite lived intangible assets, which are being amortized on a straight-line basis over their estimated useful lives as follows:

Customer relationships	2 years
Trade names	2-9 years
Capitalized internal use software	3 years
Software and technology	3-9 years

We capitalize qualifying development costs associated with software that is developed or obtained for internal use, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed and the software will be used to perform the function intended. Capitalized costs, including costs incurred for enhancements that are expected to result in additional significant functionality are capitalized and amortized on a straight-line basis over the estimated useful life, which approximates three years. Costs related to preliminary project activities and post-implementation operation activities, including training and maintenance, are expensed as incurred.

Non-Controlling Interest

Non-controlling interest as of December 31, 2024 and 2023 represents Pulse Evolution Corp. shareholders who retained an aggregate 23.4% interest in that entity following the Company's acquisition of Evolution AI Corporation in October 2020, and Maximum Effort Productions, LLC and MEP FTV Holdings, LLC 50.0% interest in the MEC Entities. Non-controlling interest is adjusted for the non-controlling interest holders' proportionate share of the earnings or losses even if loss allocations result in a deficit non-controlling interest balance.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components. The Company also elected not to include short term leases having initial terms of 12 months or less in its right-of-use asset and lease liabilities and recognizes rent expense for these short-term leases on a straight-line basis over the lease term.

Revenue From Contracts With Customers

The Company recognizes revenue from contracts with customers under ASC 606, *Revenue from Contracts with Customers* (the "revenue standard"). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The following five steps are applied to achieve that core principle:

- Step 1: Identify the contract with the customer

- Step 2: Identify the performance obligations in the contract

- Step 3: Determine the transaction price

- Step 4: Allocate the transaction price to the performance obligations in the contract

- Step 5: Recognize revenue when the company satisfies a performance obligation

In 2024, the Company generated revenue from the following sources:

1. Subscriptions – The Company sells various subscription plans through its website and third-party app stores. These subscription plans provide different levels of streamed content and functionality depending on the plan selected. Subscription fees are fixed and paid in advance by credit card primarily on a monthly basis. A subscription customer executes a contract by agreeing to the Company's terms of service. The Company considers the subscription contract legally enforceable once the customer has accepted terms of service and the Company has received credit card authorization from the customer's credit card company. The terms of service allow customers to terminate the subscription at any time, however, in the event of termination, no prepaid subscription fees are refundable. The Company recognizes revenue when it satisfies a performance obligation by transferring control of the promised services to the customers, which is ratably over the subscription period. Upon the customer agreeing to the Company's terms and conditions and authorization of the credit card, the customer simultaneously receives and consumes the benefits of the streamed content ratably throughout the term of the contract. Subscription services sold through third-party app stores are recorded gross in revenue with fees to the third-party app stores recorded in subscriber related expenses in the consolidated statement of operations and comprehensive loss. Management concluded that the customers are the end user of the subscription services sold by these third-party app stores.

2. Advertising – The Company executes agreements with advertisers that want to display ads ("impressions") within the streamed content. The Company enters into individual insertion orders ("IOs") with advertisers, which specify the term of each ad campaign, the number of impressions to be delivered and the applicable rate to be charged. The Company invoices advertisers monthly for impressions actually delivered during the period. Each executed IO provides the terms and conditions agreed to in respect of each party's obligations. The Company recognizes revenue at a point in time when it satisfies a performance obligation by transferring control of the promised services to the advertiser, which generally is when the advertisement has been displayed.

3. Other revenue – Other revenue consists of distribution fees, commissions, and carriage fees earned on sales through a channel distribution platform. The Company recognizes revenue at a point in time when it satisfies a performance obligation by transferring control of the promised services to the customers.

Subscriber Related Expenses

Subscriber related expenses consist primarily of affiliate distribution rights and other distribution costs related to content streaming. The cost of affiliate distribution rights is generally incurred on a per subscriber basis and is recognized when the related programming is distributed to subscribers. Subscriber related expenses also include credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, and facility costs. The Company receives advertising spots from television networks for sale to advertisers as part of the affiliate distribution agreements. Subscriber related expenses totaled $1,361.0 million, $1,213.3 million and $976.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Broadcasting and Transmission

Broadcasting and transmission expenses are charged to operations as incurred and consist primarily of the cost to acquire a signal, transcode, store, and retransmit it to the subscriber.

Sales and Marketing

Sales and marketing expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, agency costs, advertising campaigns and branding initiatives. All sales and marketing costs are expensed as they are incurred. Advertising expense totaled $149.7 million, $151.0 million and $133.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Technology and Development

Technology and development expenses are charged to operations as incurred. Technology and development expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, technical services, software expenses, and hosting expenses.

General and Administrative

General and administrative expenses consist primarily of payroll and related costs, benefits, rent and utilities, stock-based compensation, corporate insurance, office expenses, professional fees, as well as travel, meals, and entertainment costs.

Stock-Based Compensation

The Company accounts for the fair value of restricted stock units using the closing market price of its common stock on the date of the grant.

The Company accounts for share-based payment awards exchanged for services at the estimated grant date fair value of the award. Stock options issued under the Company's long-term incentive plans are granted with an exercise price equal to no less than the market price of the Company's stock at the date of grant and expire up to ten years from the date of grant. These options generally vest over a four-year period.

The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment.

Expected Term - The expected term of options represents the period that the Company's stock-based awards are expected to be outstanding based on the simplified method, which is the half-life from vesting to the end of its contractual term. The simplified method was used because the Company does not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term.

Expected Volatility – The Company historically has lacked sufficient company specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based primarily on the historical volatility of a publicly traded set of peer companies with consideration of the volatility of its own traded stock price.

Risk-Free Interest Rate - The Company bases the risk-free interest rate on the implied yield available on U. S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend - The Company has never declared or paid any cash dividends on its common shares and does not plan to pay cash dividends in the foreseeable future, and, therefore, uses an expected dividend yield of zero in its valuation models.

The Company accounts for forfeited awards as they occur.

Income Taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC Topic 740, Income Taxes, ("ASC 740"), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

Foreign Currency

The Company's reporting currency is the U.S. dollar while the functional currencies of non-U.S. subsidiaries is determined based on the primary economic environment in which the subsidiary operates. The financial statements of non-U.S. subsidiaries are translated into United States dollars in accordance with ASC 830, *Foreign Currency Matters*, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues, costs, and expenses and historical rates for equity. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining other comprehensive income (loss).

<u>Net Loss Per Share</u>

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

		Years Ended December 31,				
		2024		**2023**		**2022**
Basic loss per share:						
Loss from continuing operations	$	(177,778)	$	(293,102)	$	(425,045)
Less: net loss attributable to non-controlling interest		3,837		463		442
Loss from continuing operations available to common shareholders		(173,941)		(292,639)		(424,603)
Net income (loss) from discontinued operations, net of tax		1,687		5,185		(136,874)
Net loss attributable to common shareholders	$	(172,254)	$	(287,454)	$	(561,477)
Shares used in computation:						
Weighted-average common shares outstanding		319,653,763		276,282,572		182,472,069
Basic and diluted loss per share from continuing operations	$	(0.54)	$	(1.06)	$	(2.33)
Basic and diluted income (loss) per share from discontinued operations	$	—	$	0.02	$	(0.75)
Basic and diluted loss per share	$	(0.54)	$	(1.04)	$	(3.08)

The following common share equivalents are excluded from the calculation of weighted average common shares outstanding because their inclusion would have been anti-dilutive:

	December 31,		
	2024	**2023**	**2022**
Warrants to purchase common stock	166,670	166,670	166,670
Stock options	18,749,529	19,028,904	15,517,069
Unvested restricted stock units	29,741,185	22,349,609	14,575,629
Convertible notes variable settlement feature	48,771,938	6,879,543	6,966,078
Total	97,429,322	48,424,726	37,225,446

<u>Recent Accounting Pronouncements</u>

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company's financial reporting, the Company undertakes a study to determine the consequences of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company's financial statements properly reflect the change.

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures*. ASU 2023-07 requires companies to provide enhanced disclosures about significant segment expenses within its reportable segment disclosures on an annual and interim basis. The guidance was applied retrospectively to all prior periods presented in financial statements and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company incorporated the required disclosure updates in these financial statements.

Recently Issued Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740): *Improvements to Income Tax Disclosures*, requires incremental disclosures within the income tax disclosures that increase the transparency and usefulness of income tax disclosures. The updated disclosures primarily require specific categories and greater disaggregation within the rate reconciliation, disaggregation of income taxes paid, and modifications of other income tax-related disclosures. The guidance is effective for annual periods beginning after December 15, 2024. Retrospective application is also permitted. The Company is currently evaluating the impact of this standard on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): *Disaggregation of Income Statement Expense s*and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): *Clarifying the Effective Date*. This standard requires public companies to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The new standard, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the effects of the new guidance.

In November 2024, the FASB issued ASU 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20): *Induced Conversions of Convertible Debt Instruments*. This standard clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. It is effective for fiscal years beginning after December 15, 2025 and is permitted on either a prospective or retrospective basis. The Company is currently in the process of evaluating the effects of the new guidance.

Note 4 - Discontinued Operations

Dissolution of Fubo Gaming

On October 17, 2022, the Company dissolved its wholly owned subsidiary Fubo Gaming Inc. ("Fubo Gaming"). In connection with the dissolution of Fubo Gaming, the Company concurrently ceased operation of Fubo Sportsbook.

Net income (loss) from Fubo Gaming's discontinued operations consists of the following (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Revenues			
Wagering	$ —	$ —	$ (759)
Total revenues	—	—	(759)
Operating expenses			
Sales and marketing	—	(59)	9,976
Technology and development	—	17	9,220
General and administrative	275	1,370	28,481
Depreciation and amortization	—	158	433
Gain on extinguishment and remeasurement of certain liabilities	(1,962)	(6,671)	—
Impairment of goodwill, intangible assets, and other long-lived assets, net	—	—	87,365
Total operating expenses	(1,687)	(5,185)	135,475
Operating income (loss)	1,687	5,185	(136,234)
Other income (expense)			
Interest expense	—	—	(598)
Other income (expense)	—	—	(42)
Total other expense	—	—	(640)
Net income (loss) from discontinued operations before income taxes	1,687	5,185	(136,874)
Income tax benefit	—	—	—
Net income (loss) from discontinued operations	$ 1,687	$ 5,185	$ (136,874)

During the year ended December 31, 2024 and 2023 the Company recorded $2.0 million and $6.7 million gain on extinguishment and remeasurement of certain liabilities.

During the year ended December 31, 2022 the Company incurred non-cash impairment charges totaling $87.4 million primarily consisting of prepaid market access agreements, intangible assets and goodwill.

Included in the table above, during the year ended December 31, 2022, the Company recorded $15.9 million of stock-based compensation expense. There was no stock-based compensation expense recorded during the years ended December 31, 2024 and 2023 pertaining to Fubo Gaming.

During the year ended December 31, 2022, the Company incurred certain immaterial charges in connection with the dissolution, primarily related to severance and other employee-related costs.

The carrying amounts of the major classes of assets and liabilities classified as discontinued operations are as follows (in thousands):

	December 31,	
	2024	2023
ASSETS		
Current assets		
Cash and cash equivalents	$ —	$ 462
Prepaid and other current assets	—	—
Total assets - discontinued operations	$ —	$ 462
LIABILITIES		
Current liabilities		
Accounts payable	$ —	$ 2,195
Accrued expenses and other current liabilities	—	17,413
Total liabilities - discontinued operations	$ —	$ 19,608

During the year ended December 31, 2024, $14.0 million of Fubo Gaming liabilities that are guaranteed by the Company were transferred to the streaming business.

As of December 31, 2023, the Company's accrued expenses and other current liabilities of its discontinued operations included $17.4 million, primarily related to contract termination costs.

Note 5 - Revenue from Contracts with Customers

The following tables summarize subscription revenue and advertising revenue by region (in thousands):

Subscription

	Years Ended December 31,		
	2024	**2023**	**2022**
United States and Canada (North America)	$ 1,466,242	$ 1,217,905	$ 882,679
Rest of world	33,859	31,674	23,207
Total subscription revenues	**$ 1,500,101**	**$ 1,249,579**	**$ 905,886**

Advertising

	Years Ended December 31,		
	2024	**2023**	**2022**
United States and Canada (North America)	$ 114,023	$ 114,247	$ 100,605
Rest of world	1,177	1,123	1,134
Total advertising revenues	**$ 115,200**	**$ 115,370**	**$ 101,739**

Contract balances

For the years ended December 31, 2024, 2023, and 2022, the Company did not recognize material bad-debt expense and there were no material contract assets recorded on the accompanying consolidated balance sheet as of December 31, 2024 and 2023.

The contract liabilities primarily relate to upfront payments and consideration received from customers for subscription services. As of December 31, 2024 and 2023, the Company's contract liabilities totaled $98.4 million and $90.2 million, respectively, and are recorded as deferred revenue on the accompanying consolidated balance sheets.

Transaction price allocated to remaining performance obligations

The Company does not disclose the transaction price allocated to remaining performance obligations since subscription and advertising contracts have an original expected term of one year or less.

Note 6 - Property and equipment, net

Property and equipment, net, is comprised of the following (in thousands):

	Useful Lives (Years)	December 31,	
		2024	**2023**
Furniture and fixtures	5	$ 693	$ 532
Computer equipment	3 - 5	6,431	3,949
Leasehold improvements	Term of lease	5,304	5,302
		12,428	9,783
Less: Accumulated depreciation		(6,348)	(4,948)
Total property and equipment, net		**$ 6,080**	**$ 4,835**

Depreciation expense totaled $1.4 million, $1.5 million, and $1.2 million for the years ended December 31, 2024, 2023, and 2022 respectively.

Note 7 - Intangible Assets and Goodwill

<u>Intangible Assets</u>

The table below summarizes the Company's intangible assets (in thousands):

	Useful Lives (Years)	Weighted Average Remaining Life (Years)	December 31, 2024		
			Intangible Assets	Accumulated Amortization	Net Balance
Trade names	2-9	4.2	38,822	(20,784)	18,038
Capitalized internal use software	3	1.8	37,238	(16,087)	21,151
Software and technology	3-9	4.1	196,821	(102,307)	94,514
Total			$ 272,881	$ (139,178)	$ 133,703

	Useful Lives (Years)	Weighted Average Remaining Life (Years)	December 31, 2023		
			Intangible Assets	Accumulated Amortization	Net Balance
Customer relationships	2	0.0	$ 32,729	$ (32,729)	$ —
Trade names	2-9	5.2	38,859	(16,578)	22,281
Capitalized internal use software	3	2.3	25,770	(5,893)	19,877
Software and technology	3-9	5.1	196,136	(79,846)	116,290
Total			$ 293,494	$ (135,046)	$ 158,448

The intangible assets are being amortized over their respective original useful lives, which range from two to nine years. The Company recorded amortization expense of $37.1 million, $35.0 million, and $35.5 million for the years ended December 31, 2024, 2023 and 2022 including amortization related to impaired intangible assets. Intangible assets includes an impairment charge of $100.3 million related to the historical Facebank reporting unit.

The estimated future amortization expense associated with intangible assets is as follows (in thousands):

	Future Amortization
2025	37,715
2026	35,330
2027	29,033
2028	25,305
2029	6,320
Total	**$ 133,703**

Goodwill

The following table is a summary of the changes to goodwill (in thousands):

	December 31,	
	2024	**2023**
Beginning balance	$ 622,818	$ 618,506
Foreign currency translation adjustment	(7,419)	4,312
Ending balance	$ 615,399	$ 622,818

In the first quarter of 2024, we identified a triggering event that required us to perform a quantitative assessment of impairment of goodwill as of March 31, 2024. The Company estimated the fair value of its single reporting unit by weighting results from a market approach and an income approach. Significant assumptions inherent in the valuation methodologies included, but were not limited to, prospective financial information (including revenue growth and subscriber related expenses), a long-term growth rate, discount rate, and comparable multiples from publicly-traded companies in the same industry. The results of the impairment test showed that the fair value was in excess of its carrying value.

We performed a qualitative assessment for our annual impairment test in the fourth quarter of 2024 and concluded that it was not more-likely-than-not that the fair value was less than the carrying value.

Goodwill includes a cumulative impairment charge of $148.1 million as of December 31, 2024 and 2023 related to the historical Facebank reporting unit.

Note 8 – Accounts Payable, Accrued Expenses and Other Long-Term Liabilities

Accounts payable, accrued expenses and other long-term liabilities are presented below (in thousands):

| | December 31, | | | |
	2024		2023	
Affiliate fees	$	283,953	$	266,089
Broadcasting and transmission		10,921		13,097
Selling and marketing		22,580		33,925
Accrued compensation		11,726		13,218
Legal and professional fees		14,500		3,672
Sales tax		34,067		42,590
Guaranteed liabilities of Fubo Gaming		12,488		—
Accrued interest		6,772		4,671
Subscriber related		1,568		1,624
Shares settled liability		8,424		5,131
Other		12,802		11,970
Total	**$**	**419,801**	**$**	**395,987**

Note 9 - Income Taxes

The loss before income taxes on continuing operations includes the following components (in thousands):

| | For the Years Ended December 31, | | | | | |
	2024		2023		2022	
United States	$	178,697	$	283,988	$	399,941
International		(1,578)		9,993		26,770
Loss before income taxes	$	177,119	$	293,981	$	426,711

The (provision) benefit of income taxes on continuing operations consist of the following (in thousands):

| | For the Years Ended December 31, | | | | | |
	2024		2023		2022	
U.S. Federal						
Current	$	—	$	—	$	—
Deferred		—		620		1,351
State and local						
Current		(314)		(116)		—
Deferred		—		145		315
Foreign						
Current		(127)		—		—
Deferred		(218)		230		—
Income tax (provision) benefit	**$**	**(659)**	**$**	**879**	**$**	**1,666**

A reconciliation of the statutory federal rate on continuing operations to the Company's effective tax rate on continuing operations is as follows:

	December 31,		
	2024	2023	2022
Federal rate	21.00 %	21.00 %	21.00 %
State income taxes, net of federal benefit	3.48	2.57	0.07
Other nontaxable of nondeductible items	(3.46)	(0.05)	—
Stock-based compensation	0.44	(1.33)	(0.67)
Effect of cross-border tax laws	(0.54)	—	—
Change in fair value of derivative, warrant liability, and gain on extinguishment of convertible notes	—	—	(0.08)
Amortization of debt discount	—	—	(0.67)
Foreign rate differential	(0.04)	0.14	0.34
Effect of changes in tax laws or rates enacted in the current period	(0.32)	(0.83)	—
Change in valuation allowance	(20.13)	(21.73)	(18.94)
Other	(0.82)	0.53	(0.66)
Income tax (provision) benefit	**(0.39)%**	**0.30 %**	**0.39 %**

The components of our deferred tax assets are as follows (in thousands):

	December 31,	
	2024	2023
Deferred tax assets:		
Net operating losses	$ 384,838	$ 366,837
Accruals and deferrals	13,461	15,115
Stock-based compensation	16,984	16,235
Interest expense limitation	18,352	14,860
Leasing assets	9,023	9,375
Deferred financing fees	7,582	—
Other	39	30
Total deferred tax assets	**450,279**	**422,452**
Less: Valuation allowance	(420,749)	(385,461)
Net deferred tax assets	**$ 29,530**	**$ 36,991**
Deferred tax liabilities:		
Intangible assets	$ 21,875	$ 29,073
Property and equipment	7,643	7,688
Deferred state income tax	—	—
Total deferred tax liabilities	**$ 29,518**	**$ 36,761**
Net deferred tax assets	**$ 12**	**$ 230**

In assessing the Company's ability to recover its deferred tax assets, the Company evaluated whether it is more-likely-than-not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. A significant piece of objective negative evidence evaluated was cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. Based on the weight of available evidence, the Company determined that its U.S., French and Spanish deferred tax assets were not realizable on a more-likely-than-not basis and that a full valuation allowance is required. During the year ended December 31, 2024, the Company's valuation allowance increased by $35.3 million.

As of December 31, 2024, the Company had federal net operating loss carryforwards of $1,458.4 million. These U.S. federal net operating loss carryforward may be subject to a substantial annual limitation under Section 382 due to ownership changes that may have occurred or that could occur in the future. Approximately $88.0 million of the U.S. federal net operating loss carryforwards begin to expire in 2032 to 2036, if not utilized. The remaining $1,370.4 million can be carried forward indefinitely but are only available to offset 80% of future taxable income.

As of December 31, 2024, the Company had state net operating loss carryforwards of $1,091.2 million. The state net operating loss carryforward of $887.3 million will begin to expire in 2033 through 2044, in varying amounts if not utilized. Approximately $203.9 million can be carried forward indefinitely but are only available to offset 80% of future taxable income.

As of December 31, 2024, the Company had foreign net operating loss carryforwards of $164.1 million. With the exception of the loss carryforwards attributable to the Company's Indian subsidiary which may be carried for eight years, the foreign net operating loss carryforwards will carryforward indefinitely but are subject to a limitation on the amount that can be used to offset taxable income in a given year.

Utilization of the NOL carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code, as well as similar state provisions. In general, an "ownership change" as defined by Code Sections 382 and 383, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain shareholders or public groups. Since the Company's formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing shareholders' subsequent disposition of those shares have resulted in such an ownership change and could result in an ownership change in the future upon subsequent disposition.

The Company periodically conducts an analysis of our stock ownership under Internal Revenue Code Section 382 and 383. The net operating loss carryforwards are subject to annual limitations as a result of the ownership changes in 2015, 2016, 2019 and 2020. Approximately $1.1 million of the net operating loss carryforwards are expected to expire before the utilization.

The Company follows the provisions of FASB Accounting Standards Codification (ASC 740-10), Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of uncertain tax positions that have been taken or expected to be taken on an income tax return. No liability related to uncertain tax positions was required to be recorded in the financial statements as of December 31, 2024 and 2023.

The Company's policy is to recognize interest and penalties accrued on uncertain income tax positions in income tax expense in the Company's consolidated statements of operations and comprehensive loss. The Company had not incurred any material tax interest or penalties as of December 31, 2024 and 2023. The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions.

The Company is subject to taxation in the United States and various state jurisdictions, France, Spain and India. The Company had been delinquent in filings since December 31, 2014. There are no ongoing examinations by taxing authorities at this time. The Company's tax years 2013 through 2024 will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss credits. The Company's 2021 to 2024 tax years will remain open for examination by the Spain tax authority for four years starting from the day following the date of termination of the voluntary tax filing period. The Company's 2020 - 2024 tax years remain open for examination in France. The Company's 2023-2024 tax years are open for examination by the Indian tax authority.

Note 10 - Notes Payable, Long-Term Borrowing, and Convertible Notes

Notes payable, long-term borrowings, and convertible notes consist of the following (in thousands):

Note	Stated Interest Rate	Principal Balance	Capitalized Interest	Debt (Discount) Premium	December 31, 2024
2026 Convertible Notes	3.25 %	$ 144,765	$ —	$ (1,132)	$ 143,633
2029 Convertible Notes	7.5 %	177,506	—	11,244	$ 188,750
Note payable	10.0 %	2,700	4,284	—	6,984
BPi France	2.25 %	1,042	—	—	1,042
Other	4.0 %	30	10	—	40
		$ 326,043	$ 4,294	$ 10,112	$ 340,449

Note	Stated Interest Rate	Principal Balance	Capitalized Interest	Debt Discount	December 31, 2023
2026 Convertible Notes	3.25 %	$ 397,500	$ —	$ (5,752)	$ 391,748
Note payable	10.0 %	2,700	3,585	—	6,285
BPi France	2.25 %	1,612	—	—	1,612
Other	4.0 %	30	8	—	38
		$ 401,842	$ 3,593	$ (5,752)	$ 399,683

2026 Convertible Notes

On February 2, 2021, the Company issued $402.5 million of convertible notes ("2026 Convertible Notes"). The 2026 Convertible Notes bear interest from February 2, 2021, at a rate of 3.25% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2021. The 2026 Convertible Notes will mature on February 15, 2026, unless earlier converted, redeemed, or repurchased. The net proceeds from this offering were approximately $389.4 million, after deducting a discount and offering expenses of approximately $13.1 million.

The Company accounts for the 2026 Convertible Notes under ASU 2020-06 as single liability measured at amortized cost. The Company did not elect the fair value option.

The initial equivalent conversion price of the 2026 Convertible Notes was $57.78 per share of the Company's common stock. Holders may convert their 2026 Convertible Notes on or after November 15, 2025, until the close of business on the second business day preceding the maturity date or prior to November 15, 2025 under certain circumstances including:

i. during any calendar quarter (and only during such calendar quarter) commencing after the calendar quarter ended on March 31, 2021, if the last reported sale price of the Company's common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

ii. during the five-business day period after any five consecutive trading day period in which the trading price for each trading day of such five consecutive trading day period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day;

iii. if the Company calls any or all of the 2026 Convertible Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

iv. upon the occurrence of specified corporate events.

The Company may also redeem all or any portion of the 2026 Convertible Notes after February 20, 2024 if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the 2026 Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Upon conversion, the Company can elect to deliver cash or shares or a combination of cash or shares.

If the Company undergoes a fundamental change (as defined in the Indenture), subject to certain conditions, holders of the 2026 Convertible Notes may require the Company to repurchase for cash all or any portion of their 2026 Convertible Notes at a repurchase price equal to 100% of the principal amount of the 2026 Convertible Notes plus any accrued and unpaid interest. In addition, if a corporate event (as defined in the Indenture) occurs prior to the maturity date or if the Company issues a notice of redemption, the Company may be required increase the conversion rate by a pre-defined amount for any holder who elects to convert their 2026 Convertible Notes in connection with such a corporate event.

During the year ended December 31, 2024, the Company completed the repurchase of $46.9 million principal amount of the 2026 Convertible Notes with a net book value of $46.4 million for $26.6 million resulting in a gain of $19.8 million which is included in gain on extinguishment of debt in the consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2023, the Company repurchased $5.0 million principal amount of the 2026 Convertible Notes for $3.3 million and recognized a gain on extinguishment of $1.6 million.

During the years ended December 31, 2024, 2023, and 2022, the Company paid $6.0 million, $13.1 million, and $13.4 million, respectively, of interest expense in connection with the 2026 Convertible Notes and recorded amortization expense of $1.1 million, $2.6 million, and $2.5 million, respectively, which is included in amortization of debt premium (discount), net in the consolidated statements of operations and comprehensive loss.

As of December 31, 2024 and 2023, following the Exchange (defined below) and the repurchase described above, there is an aggregate principal amount $144.8 million and $397.5 million, respectively, of 2026 Convertible Notes outstanding.

As of December 31, 2024 and 2023, the estimated fair value (Level 2) of the 2026 Convertible Notes was $111.8 million and $288.2 million, respectively.

2029 Convertible Notes

On December 29, 2023, the Company entered into a privately negotiated exchange agreement with certain affiliates and related funds of Mudrick Capital Management, L.P., which were holders of its existing 2026 Convertible Notes, to exchange $205.8 million principal amount of the 2026 Convertible Notes for $177.5 million in aggregate principal amount of the Company's new convertible senior secured notes due 2029 (the "2029 Convertible Notes"), subject to customary closing conditions (the "Exchange"). The Exchange closed on January 2, 2024, when the 2029 Convertible Notes were issued pursuant to, and are governed by, an indenture, dated as of January 2, 2024, among the Company, the guarantors identified therein and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

At our election for any interest period, the 2029 Convertible Notes will bear interest at a rate of (i) 7.5% per annum on the principal amount thereof if interest is paid in cash and (ii) 10.0% per annum on the principal amount thereof if interest is paid in kind, in each case payable semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2024. The 2029 Convertible Notes will mature on February 15, 2029, unless earlier converted or repurchased.

The initial conversion rate of the 2029 Convertible Notes is 260.6474 shares of common stock per $1,000 principal amount of 2029 Convertible Notes, which represents an initial conversion price of approximately $3.84 per share of common stock. Holders may convert their 2029 Convertible Notes at their option in the following circumstances:

(i) during any calendar quarter commencing after the calendar quarter ending on March 31, 2024 (and only during such calendar quarter), if the last reported sale price per share of common stock is greater than or equal to 130% of the conversion price for each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

(ii) during the five consecutive business days immediately after any five consecutive trading day period (such five consecutive trading day period, the "measurement period") in which the trading price per $1,000 principal amount of 2029 Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of common stock on such trading day and the conversion rate on such trading day;

(iii) upon the occurrence of certain corporate events or distributions on the Company's common stock, as provided in the Indenture; and

(iv) on or after November 15, 2028 until the close of business on the second scheduled trading day immediately before the Maturity Date.

The Company may cause all outstanding 2029 Convertible Notes to be automatically converted, subject to certain conditions, if, at any time on or after January 2, 2025, the last reported sale price of the Company's common stock has been at least 200% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period, the last of which 20 trading days is no more than 10 trading days before the date that the Company provides the notice of forced conversion.

Upon the occurrence of a fundamental change (as defined in the Indenture), holders of the 2029 Convertible Notes may require the Company to repurchase their 2029 Convertible Notes at a cash repurchase price equal to the principal amount of the 2029 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. The definition of fundamental change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company's common stock.

The 2029 Convertible Notes were initially recorded at fair value. The Company recognized a gain on extinguishment of debt of $9.6 million which represents the difference between the fair value of the 2029 Convertible Notes and the carrying value of the exchanged 2026 Convertible Notes. The Company incurred $4.2 million of financing costs that have been capitalized on the balance sheet and are being amortized over the life of the 2029 Convertible Notes.

During the year ended December 31, 2024, the Company paid $8.2 million of interest expense and recorded amortization income of $2.3 million included in amortization of debt premium (discount), net, in the consolidated statements of operations and comprehensive loss.

The fair value (Level 2) of the 2029 Convertible Notes was $161.7 million as of December 31, 2024.

Note payable

The Company has recognized, through the consolidation of its subsidiary Evolution AI Corporation ("EAI"), a $2.7 million note payable bearing interest at the rate of 10.0% per annum that was due on October 1, 2018 ("CAM Digital Note"). The cumulative accrued interest on the CAM Digital Note amounts to $3.9 million. The CAM Digital Note is currently in a default condition due to non-payment of principal and interest. The outstanding balance as of December 31, 2024 and 2023, including interest and penalties, is $7.0 million and $6.3 million, respectively, and is included in notes payable on the accompanying consolidated balance sheets.

BPi France

The Company assumed through the acquisition of Molotov in December 2021, $2.4 million in notes bearing interest rates of 2.25% per annum. During the year ended December 31, 2024 and 2023, the Company repaid principal of approximately $0.4 million and $0.4 million, respectively. As of December 31, 2024 and 2023, the principal balance totaled approximately $1.0 million and $1.6 million, respectively, and is included in long-term borrowings-current portion on the accompanying consolidated balance sheet.

Other

The Company assumed, through the consolidation of its subsidiary EAI, a $30,000 note payable due to a relative of the former Chief Executive Officer, John Textor, bearing interest at the rate of 4.0% per annum. As of December 31, 2024 and 2023, the principal balance and accrued interest totaled approximately $40,000 and $38,000, respectively.

Note 11 – Segments and Geographic Information

The Company has one operating segment as of December 31, 2024 and 2023, the streaming business.

The following tables set forth our financial performance by geographical location (in thousands):

Total long-lived assets and rights-of-use assets

	December 31,	
	2024	**2023**
United States	165,481	190,113
Rest of world	6,139	8,995

Total revenue

	For the Years Ended December 31,					
		2024		**2023**		**2022**
United States	$	1,557,846	$	1,309,438	$	972,220
Rest of world		64,950		58,787		36,476
Total revenue	**$**	**1,622,796**	**$**	**1,368,225**	**$**	**1,008,696**

The Company's method for measuring profitability includes gross profit and net loss from continuing operations, which the CODM uses to assess performance and make decisions for resource allocation. Gross Profit is defined as revenue less subscriber related expenses and broadcasting and transmission. Net loss from continuing operations is consistent with the measurement principals for net loss from continuing operations as reported on the Company's consolidated statement of operations. The following table provides the significant expenses and gross profit with a reconciliation to net loss from continuing operations for the periods indicated, which are regularly reviewed by the CODM (in thousands):

	For the Years Ended December 31,		
	2024	**2023**	**2022**
Total revenue	$ 1,622,796	$1,368,225	$1,008,696
Gross profit (loss) (1)	203,911	86,148	(41,096)
Significant expenses:			
Sales and marketing (2)	185,148	184,159	161,417
Technology and development (2)	67,801	55,651	59,266
General and administrative (2)	62,436	48,188	61,037
Other segment expenses (3)	66,304	91,252	102,229
Net loss from continuing operations	(177,778)	(293,102)	(425,045)

(1) Gross profit (loss) is calculated as total revenue less Subscriber related expenses and Broadcasting and transmission expenses.

(2) Sales and marketing, Technology and development, and General and administrative expense categories regularly provided to the CODM exclude stock-based compensation.

(3) Other segment expenses include depreciation and amortization, impairment of other assets, stock-based compensation expense, total other income (expense), and (provision) benefit for income taxes.

Note 12 - Fair Value Measurements

The following table classifies the Company's assets and liabilities measured at fair value on a recurring basis into the fair value hierarchy (in thousands):

	Fair valued measured at December 31, 2024			
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value:				
Cash and cash equivalents				
Money market securities	$ 111,130	$ —	$ —	$ 111,130
Total financial assets at fair value	$ 111,130	$ —	$ —	$ 111,130

	Fair valued measured at December 31, 2023			
	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value:				
Cash and cash equivalents				
Money market securities	$ 205,074	$ —	$ —	$ 205,074
Total financial assets at fair value	$ 205,074	$ —	$ —	$ 205,074

Note 13 - Shareholders' Equity

<u>**Authorized Share Capital**</u>

The Company amended its articles of incorporation on June 15, 2023 to increase the authorized share capital to 800.0 million shares of common stock.

The Company amended its articles of incorporation on June 18, 2024 to increase the authorized share capital to 1.0 billion shares of common stock.

<u>**Common Stock Activity**</u>

<u>*At-the-Market Sales Agreements*</u>

2022 ATM Program

On August 4, 2022, the Company entered into an at-the-market sales agreement (the "Sales Agreement") with Evercore Group L.L.C., Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Needham & Company, LLC, as sales agents (the "managers") pursuant to which the Company may, from time to time, sell shares of its common stock having an aggregate offering price of up to $350.0 million through the managers by methods deemed to be an "at-the-market" offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. The Company will pay the managers a commission for their services in acting as agents in the sale of common stock at a commission rate of up to 3% of the gross sales price of the shares of the Company's common stock sold through them pursuant to the Sales Agreement. The Company is not obligated to, and cannot provide any assurances that it will, make any sales of the shares under the Sales Agreement. The offering of shares of common stock pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all common stock subject to the Sales Agreement or (ii) termination of the Sales Agreement in accordance with its terms.

During the year ended December 31, 2024 and 2023, the Company received net proceeds of approximately $43.3 million and $116.9 million, respectively (after deducting $1.0 million and $2.8 million in commissions and expenses, respectively) from sales of 33,218,851 and 81,694,729 shares of its common stock, respectively, at a weighted average gross sales price of $1.33 and $1.46 per share, respectively, pursuant to the ATM Sales Agreements.

As of December 31, 2024, there was $112.0 million of common stock remaining available for sale under the 2022 Sales Agreement.

Note 14 - Stock-Based Compensation

Stock-based compensation

The Company recognized stock-based compensation expense as follows (in thousands):

| | Years Ended December 31, | | |
	2024	**2023**	**2022**
Subscriber related	$ 324	$ 211	$ 144
Sales and marketing	17,341	22,886	22,198
Technology and development	12,208	12,024	9,998
General and administrative	12,637	16,094	20,114
	$ 42,510	**$ 51,215**	**$ 52,454**

Equity Incentive Plans

On April 1, 2020, the Company approved the establishment of the Company's 2020 Equity Incentive Plan, as subsequently amended (the "2020 Plan"). The 2020 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares to its employees, directors and consultants. On June 17, 2024, the Company further amended the 2020 Plan to, among other things, increase the maximum aggregate number of shares of common stock available for issuance under the 2020 Plan by 20,000,000 shares. As of December 31, 2024, there are 10,772,874 shares available for future issuance under the 2020 Plan.

On August 3, 2022, August 7, 2023, and August 5, 2024, the Company's board of directors (the "Board") adopted the 2022 Employment Inducement Equity Incentive Plan ("2022 Plan"), the 2023 Employment Inducement Equity Incentive Plan ("2023 Plan") and the 2024 Employment Inducement Equity Incentive Plan (the "2024 Plan" and, collectively, the "Inducement Plans"), respectively, in each case without shareholder approval pursuant to Rule 303A.08 of the New York Stock Exchange Listed Company Manual. The Inducement Plans provide for the grant of equity-based awards, including non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, and their terms are substantially similar to the 2020 Plan, with the exception that awards can only be made to new employees in connection with their commencement of employment. As of December 31, 2024, there are no shares available for future issuance under the 2022 Plan and 2023 Plan, and there are 2,892,219 shares available for future issuance under the 2024 Plan.

Time-based Stock Options

The Company provides option grants to employees, directors, and consultants under the 2020 Plan. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model.

A summary of stock option activity for the year ended December 31, 2024, is as follows (in thousands, except share and per share amounts):

	Number of Shares		Weighted Average Exercise Price		Total Intrinsic Value		Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2023	10,475,607	$	6.31	$	6,534		5.3
Exercised	(4,042)	$	0.87				
Forfeited or expired	(275,333)	$	12.99				
Outstanding as of December 31, 2024	10,196,232	$	6.13	$	1,036		4.4
Options vested and exercisable as of December 31, 2024	9,610,252	$	6.39	$	1,036		4.3

There were no stock options granted during the year ended December 31, 2024.

The following was used in determining the fair value of stock options granted:

	December 31, 2023
Dividend yield	— %
Expected price volatility	49.8 %
Risk free interest rate	3.9 %
Expected term (years)	6.0

As of December 31, 2024, the estimated value of unrecognized stock-based compensation expense related to unvested options was $0.4 million to be recognized over a period of 2.0 years.

Market and Service Condition Based Stock Options

A summary of activity under the Plan for market and service-based stock options for the year ended December 31, 2024 is as follows (in thousands, except share and per share amounts):

	Number of Shares		Weighted Average Exercise Price		Total Intrinsic Value		Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2023	4,453,297	$	12.75	$	—		3.7
Outstanding as of December 31, 2024	4,453,297	$	12.75	$	—		2.7
Options vested and exercisable as of December 31, 2024	3,994,964	$	11.96	$	—		2.6

Stock based compensation expense is based on the estimated value of the awards on the grant date, and is recognized over the period from the grant date through the expected vest dates of each vesting condition, both of which were estimated based on a Monte Carlo simulation model.

There were no market and service-based options granted during the year ended December 31, 2024 and 2023.

During the years ended December 31, 2024, 2023 and 2022, the Company recognized $0.9 million, $3.3 million, and $7.8 million respectively, of stock-based compensation related to its market and service-based stock options. As of December 31, 2024, there was no unrecognized stock-based compensation expense for market and service-based stock options.

Performance-Based Stock Options

On October 8, 2020, the Company granted the CEO a performance stock option to purchase 4,100,000 shares of common stock, with an exercise price of $10.00, which was originally eligible to vest over a period of five calendar years through 2025, subject to the achievement of certain predetermined performance goals. On April 20, 2023, the Company amended the award to modify the vesting conditions with respect to the 3,280,000 options that remained unvested as of the amendment date (the "Amended Options"). The Amended Options are eligible to vest on February 20, 2026 (the "Certification Date"), subject to the achievement of the predetermined revenue, adjusted EBITDA, and subscriber objectives (the "Performance Criteria") for the year ended December 31, 2025. Compensation cost related to the Amended Options will be recognized over the requisite service period for the new award beginning on the amendment date and ending on the Certification Date based on the probability of achievement of the Performance Criteria. There was no accounting impact on the 820,000 shares subject to the vested portion of the stock option as a result of the amendment. The fair value of the Amended Options as of the amendment date totaled $1.2 million. The Amended Options are subject to acceleration upon certain events and conditions, including a change of control and qualifying terminations, and upon death, disability, and certain "good leaver" circumstances.

Time-Based Restricted Stock Units

A summary of the Company's time-based restricted stock unit activity during the year ended December 31, 2024 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at December 31, 2023	20,313,775	$ 3.85
Granted	15,812,986	$ 1.55
Vested	(7,095,430)	$ 3.65
Forfeited	(2,321,974)	$ 4.64
Unvested at December 31, 2024	26,709,357	$ 2.47

During the year ended December 31, 2024, the Company granted 15,812,986 time-based restricted stock units which generally vest over a one-year period (in the case annual grants to directors) or annually over a four-year period (in the case grants to employees), subject to the recipient's continuation in service through each applicable vesting date. The fair value of restricted stock units is measured based on their fair value at grant date which totaled approximately $24.4 million.

During the year ended December 31, 2023, the Company granted 13,912,089 time-based restricted stock units which generally vest annually over a four-year period, subject to the recipient's continuation in service through each applicable vesting date. The fair value of restricted stock units is measured based on their fair value at grant date which totaled $44.0 million.

As of December 31, 2024, the estimated value of unrecognized stock-based compensation related to restricted stock units totaled $60.2 million, had an aggregate intrinsic value of $33.7 million, and a weighted average remaining contractual term of 2.8 years.

Performance-Based Restricted Stock Units ("PRSUs")

A summary of the Company's performance-based restricted stock unit activity during the year ended December 31, 2024 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value	
Unvested at December 31, 2023	2,035,834	$	7.75
Granted	1,185,819	$	1.55
Forfeited	(189,825)	$	3.26
Unvested at December 31, 2024	3,031,828	$	5.61

During the year ended December 31, 2024 and 2023, the Company granted an aggregate of 1,185,819 PRSUs with a grant date fair value of $1.8 million and 2,035,834 PRSUs with a grant date fair value of $15.8 million, respectively, to certain executives which vest upon the achievement of certain established performance metrics. Compensation cost related to the target PRSUs will be recognized over the requisite service period based on the probability of achievement of certain performance thresholds. During the years ended December 31, 2024 and 2023, the Company recognized aggregate stock-based compensation expense of $4.4 million and $8.9 million, respectively, related to these PRSUs. As of December 31, 2024, aggregate unrecognized stock-based compensation related to these PRSUs totaled $5.8 million.

Framework Agreement with MEP FTV

On August 2, 2022 (the "MEP Effective Date"), Fubo Studios Inc., a subsidiary of the Company, entered into a binding framework agreement (the "MEP Framework Agreement") with MEP FTV Holdings, LLC ("MEP FTV") and Maximum Effort Productions, LLC. ("MEP" and, together with MEP FTV, "Maximum Effort"), memorializing the parties' collaboration on a Maximum Effort linear channel and original programming for launch on Fubo. Pursuant to the MEP Framework Agreement, the Company and Maximum Effort agreed to work together to (1) develop scripted and unscripted television programs intended for initial distribution on Fubo's platform (the "MEP Projects") and (2) create a new television channel with unique content, features and functionality (the "MEP Network").

In connection with the MEP Framework Agreement, as consideration for Maximum Effort's participation in the collaboration, the Company entered into a Restricted Stock Award Agreement dated August 12, 2022 (the "MEP RSA Agreement") pursuant to which it has agreed to grant restricted common stock, issuable in three tranches in each of August 2022, 2023 and 2024, to MEP FTV, subject to various time and performance-based milestones. Under the MEP RSA Agreement, 80% of the restricted stock is consideration for the MEP Projects and 20% for the MEP Network.

Stock-based compensation cost for MEP Project restricted stock awards (the "MEP Project RSAs") totaled approximately $23.0 million measured as the fair value of the 1,600,000 shares issued for the first tranche issued on August 12, 2022, at $7.0 million, plus the fixed monetary amount of $8.0 million settleable in shares on August 2, 2023, and the fixed monetary amount of $8.0 million, settleable in shares on August 2, 2024. Compensation cost is recognized on a straight-line basis over the term of the three-year service period as if the Company paid cash for the services. The second two tranches are liability classified because they are a fixed monetary amount, settleable in shares. As compensation cost is recognized for these tranches, a corresponding credit to shares settled liabilities will be recorded and reclassified to equity upon issuance of the related shares.

Stock-based compensation cost for the MEP Network RSAs totaling approximately $5.7 million is measured as the fair value of the 400,000 shares issued for the first tranche issued on August 12, 2022, at $1.7 million, plus the fixed monetary amount of $2.0 million, settleable in shares on August 2, 2023, plus the fixed monetary amount of $2.0 million, settleable in shares on August 2, 2024. The Network RSAs were subject to forfeiture until launch of the MEP Network which occurred in June 2023. The Company will recognize the total fair value of $5.7 million ratably over the two-year period.

Because shares of the Company's common stock will be issued as consideration for the MEP Framework Agreement, the Company accounted for the MEP RSA Agreement pursuant to the non-employee guidance in ASC 718, *Compensation – Stock Compensation.*

During the year ended December 31, 2024 and 2023, in connection with the MEP Framework Agreement, the Company recorded approximately $3.3 million and $6.5 million of stock-based compensation expense, respectively, to shares settled liability. As of December 31, 2024 and 2023, $8.4 million and $5.1 million, respectively, is included in accrued expenses and other current liabilities and other long-term liabilities on the consolidated balance sheets.

Warrants

Pursuant to the MEP Framework Agreement, on August 12, 2022, the Company issued MEP FTV a warrant to acquire 166,667 shares of the Company's common stock with an exercise price of $15.00 per share. The warrant is exercisable on or prior to August 2, 2032, provided that the price per share of the Company's common stock equals or exceeds a 30-trading day volume weighted average closing price of $30.00 at any time prior to third anniversary of the grant date. The fair value of the warrant was measured on August 12, 2022, using the Monte Carlo valuation model, and the fair value totaled approximately $0.4 million. The derived service period was determined to be 1.7 years. As of December 31, 2024, there was no unrecognized stock-based compensation.

A summary of the Company's outstanding warrants as of December 31, 2024, are presented below (in thousands, except share and per share amounts):

	Number of Warrants	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of December 31, 2023	166,670	$ 17.40	$ —	8.6
Outstanding as of December 31, 2024	166,670	$ 17.40	$ —	7.6

There were no warrants granted during the year ended December 31, 2024 and 2023.

Note 15 - Commitments and Contingencies

Leases

The following summarizes quantitative information about the Company's operating leases (amounts in thousands, except lease term and discount rate):

The components of lease expense were as follows (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Operating leases			
Operating lease cost	$ 6,974	$ 6,513	$ 5,711
Other lease cost	945	256	239
Operating lease expense	7,919	6,769	5,950
Short-term lease rent expense	—	132	167
Total rent expense	$ 7,919	$ 6,901	$ 6,117

Supplemental cash flow information related to leases were as follows (amounts in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Operating cash flows from operating leases	$7,994	$5,939	$1,421
Right of use assets exchanged for operating lease liabilities	$—	$3,062	$4,312
Weighted average remaining lease term - operating leases	9.1 years	9.9 years	11.3 years
Weighted average remaining discount rate - operating leases	7.7%	7.8%	7.4%

Maturities of the Company's operating leases from continuing operations, are as follows (in thousands):

Year Ended December 31, 2025	$ 7,751
Year Ended December 31, 2026	5,991
Year Ended December 31, 2027	4,831
Year Ended December 31, 2028	4,403
Year Ended December 31, 2029	4,403
Thereafter	27,334
Total	54,713
Less present value discount	(16,738)
Operating lease liabilities	$ 37,975

During the year ended December 31, 2022, the Company recorded an impairment charge of approximately $2.3 million for the right of use asset balances recorded in connection with Fubo Gaming (See Note 4).

Other Contractual Obligations

The Company is a party to several non-cancelable contracts with vendors and licensors for marketing and other strategic partnership related agreements where the Company is obligated to make future minimum payments under the non-cancelable terms of these contracts as follows (in thousands):

Annual Sponsorship Agreements

Year Ended December 31, 2025	$	3,275
Year Ended December 31, 2026		3,325
Year Ended December 31, 2027		3,425
Year Ended December 31, 2028		3,525
Year Ended December 31, 2029		3,575
Thereafter		9,150
Total	$	26,275

Sports Rights Agreements

The Company entered into various sports right agreements to obtain programming rights to certain live sporting events.

Future payments under these agreements are as follows:

Year Ended December 31, 2025	$	39,128
Year Ended December 31, 2026		32,018
Year Ended December 31, 2027		23,558
Year Ended December 31, 2028		4,583
Total	$	99,287

During the year ended December 31, 2024 and 2023, the Company made upfront payments totaling approximately $36.9 million and $27.4 million, respectively, which are recorded in prepaid sports rights on the consolidated balance sheets.

Contingencies

The Company is subject to certain legal proceedings and claims that arise from time to time in the ordinary course of its business, including relating to business practices and patent infringement. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict and the Company's view of these matters may change in the future as the litigation and events related thereto unfold. When the Company determines that a loss is both probable and reasonably estimable, a liability is recorded and disclosed if the amount is material to the financial statements taken as a whole. When a material loss contingency is only reasonably possible, the Company does not record a liability, but instead discloses the nature and the amount of the claim, and an estimate of the loss or range of loss, if such an estimate can reasonably be made. Legal expenses associated with any contingency are expensed as incurred.

The Company is engaged in discussions with certain third parties regarding patent licensing matters. The Company is not able to reasonably estimate whether it will be able to reach an agreement with these parties or the amount of potential licensing fees, if any, it may agree to pay in connection with these discussions, but it is possible that any such amount could be material.

Legal Proceedings

The Company is, and may in the future be, involved in various legal proceedings arising from the normal course of business activities. Although the results of litigation and claims cannot be predicted with certainty, currently, the Company believes that the likelihood of any material adverse impact on the Company's consolidated results of operations, cash flows or our financial position for any such litigation or claims is remote. Regardless of the outcome, litigation can have an adverse impact on the Company because of the costs to defend lawsuits, diversion of management resources and other factors.

DISH Technologies, LLC, et al. v. fuboTV Media Inc., No. 1:23-cv-00986 (D. Del.)

On September 6, 2023, DISH Technologies L.L.C. and Sling TV L.L.C. (collectively, "DISH") filed a complaint in the District of Delaware alleging that fuboTV Media Inc. ("fuboTV Media") infringes eight of DISH's patents by streaming video through a fuboTV Media application and seeking damages and injunctive relief.

On December 14, 2023, following a series of stipulated extensions, fuboTV Media filed a motion to dismiss the complaint asserting that DISH's patents are invalid. A hearing was held on March 25, 2024.

On May 7, 2024, DISH filed a motion for leave to file a First Amended Complaint to assert more claims. The district court granted this motion on May 21, 2024, and denied-as-moot fuboTV Media's motion to dismiss. fuboTV Media also filed petitions for *inter partes* review on all the asserted patents, five of which relate to patents for which the United States Patent Trial and Appeal Board ("PTAB") instituted proceedings in April 2024, and those are expected to be complete by April 25, 2025. The PTAB also instituted proceedings on the remaining three patents, and those are expected to be complete by November 21, 2025.

After filing its *inter partes* review ("IPR") petitions, fuboTV Media filed a motion to stay the district court case pending resolution of those reviews. The district court granted that motion on August 13, 2024, staying the case until two weeks after the PTAB issues final written decisions on the five then-instituted patents and any appeals therefrom, and ordered that the stay would remain in place for the duration of any instituted IPRs and appeals therefrom on the remaining three patents. On December 5, 2024, the parties informed the Court that the PTAB instituted review for the remaining three patents. Currently, the case is fully stayed pending the instituted IPRs.

At this time, the Company cannot predict the outcome, or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, with respect to this matter. The Company believes it has meritorious defenses and intends to defend itself vigorously in this matter.

FuboTV Inc. and FuboTV Media Inc. vs. The Walt Disney Company, ESPN, Inc., ESPN Enterprises, Inc., Hulu, LLC, Fox Corporation, and Warner Brothers Discovery, Inc.

On February 20, 2024, the Company filed a lawsuit in the U.S. District Court for the Southern District of New York asserting federal and state antitrust claims against The Walt Disney Company ("Disney"), ESPN, Inc. and ESPN Enterprises, Inc. (collectively, "ESPN"), Hulu, LLC ("Hulu"), Fox Corporation ("Fox"), and Warner Brothers Discovery, Inc. ("WBD"). On April 8, 2024, the Company filed a motion for preliminary injunction ("PI Motion") seeking to enjoin the launch of the the announced joint venture (the "Network JV") between Disney, WBD, and Fox pending the outcome of the lawsuit. On August 16, 2024, after a five-day hearing, the district court granted the Company's PI Motion. On January 6, 2025, the Company entered into a settlement agreement with the Defendants to settle all claims asserted in this matter. As part of that settlement, Fubo agreed to dismiss, with prejudice, its lawsuit against the Defendants.

Video Privacy Protection Act ("VPPA") Matters

The Company has been named as defendant in putative class action complaints bringing claims under the VPPA, alleging the Company shared subscribers' personally identifiable information to third party advertisers and through the Meta Pixel and Google Analytics without consent. The complaints are captioned Burdette v. fuboTV, Inc., No. 1:23-cv-10351 (N.D. Ill.); Perez, et al., v. fuboTV, Inc., No. 0:23-cv-61961 (S.D. Fla.); Beasley v. fuboTV, Inc., No. 1:24-cv-00711 (S.D.N.Y). The Company has reached an agreement in principle to resolve these matters on a class basis, subject to negotiation of the terms of the proposed class action settlement and subject to approval by the court. Additional allegations or litigation may arise against the Company in the future related to the VPPA and other privacy and consumer protection laws.

Note 16 - Subsequent Events

Business Combination Agreement

On January 6, 2025, the Company entered into a business combination agreement (the "Business Combination Agreement") by and among the Company, The Walt Disney Company ("Disney") and Hulu, LLC ("Hulu"), which contemplates, among other things, (i) Hulu contributing certain assets (the "HL Business Assets") related to the business of negotiating and administering carriage agreements and similar contracts relating to and for the purpose of the retransmission, distribution, carriage, display or broadcast of any programming service, channel or network on the HL DMVPD Service (as defined below) to a newly formed entity to be jointly owned by Hulu and the Company ("Newco"), (ii) the Company undergoing an umbrella partnership C corporation reorganization (the "Up-C Reorganization") and contributing its business to Newco in exchange for units in Newco ("Newco Units") such that, after giving effect to such contribution, Hulu will hold a number of Newco Units representing, in the aggregate, a 70% economic interest in Newco and the Company will hold a number of Newco Units representing, in the aggregate, a 30% economic interest in Newco, and (iii) the Company issuing to Hulu shares of a newly created vote-only class of the Company's common stock ("Class B Common Stock") representing, in the aggregate, a 70% voting interest in the Company (calculated on a fully-diluted basis) (the transactions contemplated by the Business Combination Agreement, the "Business Combination"). The HL Business Assets will include certain carriage agreements, rights under joint subscription agreements and related data and information about its subscribers, advertising or sponsorship agreements exclusively related to Hulu's linear multi-channel subscription video programming distribution service component of the offering known as "Hulu + Live TV" as of the date of the Business Combination Agreement and operated by Hulu (such service, the "HL DMVPD Service"), all other assets (including intellectual property) exclusively related to the HL DMVPD Service and all intellectual property constituting the "Live TV" brand.

Immediately prior to the closing of the Business Combination (the "Closing"), in connection with the Up-C Reorganization, the Company will, among other things, (i) effect a conversion from a Florida corporation to a Delaware corporation pursuant to a plan of conversion and (ii) authorize and adopt a new certificate of incorporation and adopt new bylaws, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement. At the Closing, the Company and Hulu, as the members of Newco, will adopt, and Newco will thereafter be governed by, an amended and restated limited liability company agreement of Newco (the "Newco Operating Agreement"). The Newco Operating Agreement will provide, among other things, Hulu a redemption right pursuant to which Hulu may cause Newco to redeem all or a portion of its Newco Units, together with an equivalent number of shares of Class B Common Stock, in exchange for an equivalent number of shares of Class A Common Stock or, at the Company's option, cash, subject to the Company's right to elect to effect, in lieu of such a redemption, a direct exchange between the Company and Hulu of cash or an equivalent number of shares of Class A Common Stock for such Newco Units and Class B Common Stock.

The Closing is subject to certain closing conditions specified in the Business Combination Agreement, including, among other things, obtaining requisite shareholder and regulatory approval. Hulu will be required to pay to the Company a termination fee in the amount of $130.0 million in the event of a termination of the Business Combination Agreement under certain specified circumstances, including if the Business Combination fails to close due to the failure to obtain requisite regulatory approvals on the terms and conditions set forth in the Business Combination Agreement. Conversely, the Company will be required to pay Hulu a termination fee in amount of $50.0 million in the event of a termination of the Business Combination Agreement under certain specified circumstances, including if the Company implements a Superior Proposal (as defined in the Business Combination Agreement).

Senior Unsecured Term Loan Commitment

On January 6, 2025, concurrently with the execution of the Business Combination Agreement, the Company and an affiliate of Disney entered into a commitment letter (the "Commitment Letter") pursuant to which such affiliate committed to provide the Company, on January 5, 2026 and on the terms and subject to the conditions set forth therein, up to $145.0 million of indebtedness in the form of a senior unsecured term loan (the "Facility"), subject to customary conditions. The proceeds of the Facility will be used for general corporate purposes of the Company. The funding of the Facility under the Commitment Letter is not contingent on the occurrence of the Business Combination contemplated by the Business Combination Agreement.

Litigation Settlement

On January 6, 2025, concurrently with the execution of the Business Combination Agreement, (i) the Company and FuboTV Media Inc. and (ii) Disney, Fox, and WBD and their affiliates (such parties in clause (ii), the "Defendants," and together with the Company and FuboTV Media Inc, the "Settling Parties") entered into a settlement in connection with the action captioned FuboTV Inc. v. The Walt Disney Co., No. 24-cv-1363-MMG (S.D.N.Y. 2024) (the "Action").

In connection with the settlement, the Settling Parties agreed to settle all claims asserted in the Action, including the Company's claims concerning the Defendants' bundling or tying of television channels, Defendants' use of most-favored nations clauses, and the contemplated and previously announced Network JV, and to dismiss all claims in the Action with prejudice. In conjunction therewith, Disney, Fox and WBD made an aggregate cash payment to the Company of $220.0 million.

Under the settlement, Disney and its affiliates, including Hulu, agreed that the Business Combination and the execution of the Business Combination Agreement, the mutual releases in connection with the settlement and the dismissal with prejudice of the Action constitute full consideration for the execution of the settlement and the releases contained therein.



Executive Officers

David Gandler
Chief Executive Officer and Director

Edgar Bronfman Jr.
Executive Chairman and Director

John Janedis
Chief Financial Officer

Alberto Horihuela Suarez
Chief Operating Officer

Board of Directors

Ignacio Figueras
Captain and Co-Owner, Black Watch polo team
Owner, Cría Yatay horse breeding operation

Neil Glat
Managing Member of NG Strategies, LLC

Julie Haddon
Chief Marketing and Commercial Officer of the
National Women's Soccer League (NWSL)

Daniel Leff
Co-Founder and Managing Partner, Waverley
Capital
Co-Founder and Managing Partner, Luminari
Capital

Laura Onopchenko
Former Chief Financial Officer, Getaround

Corporate and Shareholder Information

Corporate Headquarters
fuboTV Inc.
1290 Avenue of the Americas
9th Floor
New York, NY 10104
corporate.fubo.tv

Transfer Agent
Equiniti Trust Company, LLC ("EQ")
PO Box 500
Newark, NJ 07101
800-937-5449
https://equiniti.com/us/ast-access

Investor Relations
ir@fubo.tv

Annual Meeting of Shareholders
Tuesday, June 17, 2025
12:00 p.m., Eastern Time via live webcast

Common Stock Listing
NYSE: FUBO

Independent Registered Public Accounting Firm
KPMG LLP
New York, New York

APPENDIX

We report our financial results in accordance with GAAP; however, we present certain non-GAAP financial measures in this Annual Report. Non-GAAP financial measures are financial measures that are derived from the consolidated financial statements, but that are not presented in accordance with GAAP. We present these non-GAAP financial measures because we believe they provide useful supplemental information that enables a meaningful comparison of our results to others in our industry and our prior year results. Investors should consider these non-GAAP financial measures in addition to, and not as a substitute for, our financial measures prepared in accordance with GAAP. Further, our non-GAAP information may be different from the non-GAAP information provided by other companies. The information below provides an explanation of each non-GAAP financial measure and shows a reconciliation of each such non-GAAP financial measure to its most directly comparable GAAP financial measure.

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure defined as Net Loss from Continuing Operations, adjusted for depreciation and amortization, impairment of other assets, stock-based compensation, certain litigation and transaction expenses, income tax provision (benefit), and other income (expense). Certain litigation expenses consist of legal expenses and related fees and costs for specific proceedings that we have determined arise outside of the ordinary course of business and do not consider representative of our underlying operating performance, based on the several considerations which we assess regularly, including: (1) the frequency of similar cases that have been brought to date, or are expected to be brought in the future; (2) matter-specific facts and circumstances, such as the unique nature or complexity of the case and/or remedy(ies) sought, including the size of any monetary damages sought; (3) the counterparty involved; and (4) the extent to which management considers these amounts for purposes of operating decision-making and in assessing operating performance. Certain transaction expenses consist of professional advisor costs related to the pending business combination with Hulu + Live TV.

Adjusted EBITDA Margin
Adjusted EBITDA Margin is a non-GAAP measure defined as Adjusted EBITDA divided by Revenue.

Free Cash Flow
Free Cash Flow is a non-GAAP measure defined as net cash used in operating activities - continuing operations, reduced by capital expenditures (consisting of purchases of property and equipment), purchases of intangible assets and capitalization of internal use software. We believe Free Cash Flow is an important liquidity measure of the cash that is available for operational expenses, investments in our business, strategic acquisitions, and for certain other activities such as repaying debt obligations and stock repurchases. Free Cash Flow is a key financial indicator used by management. Free Cash Flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. The use of Free Cash Flow as an analytical tool has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. Because of these limitations, Free Cash Flow should be considered along with other operating and financial performance measures presented in accordance with GAAP.

The following tables include reconciliations of the non-GAAP financial measures used in this letter to their most directly comparable GAAP financial measures.

Reconciliation of Net Loss from Continuing Operations to Non-GAAP Adjusted EBITDA
(in thousands)

	Years Ended	
	December 31, 2024	**December 31, 2023**
	As-Reported	*As-Reported*
Reconciliation of Net Loss from Continuing Operations to Adjusted EBITDA		
Net loss from continuing operations	**$ (177,778)**	**$ (293,102)**
Depreciation and amortization	38,548	36,496
Impairment of other assets	3,813	-
Stock-based compensation	42,510	51,215
Certain litigation expenses [1]	22,441	631
Certain transaction expenses [2]	2,639	-
Other (income) expense	(18,902)	4,631
Income tax provision (benefit)	659	(879)
Adjusted EBITDA	***(86,070)***	***(201,008)***
Adjusted EBITDA	***(86,070)***	***(201,008)***
Divide:		
Revenue	*1,622,796*	*1,368,225*
Adjusted EBITDA Margin	***-5.3%***	***-14.7%***

[1] Certain litigation expenses consist of legal expenses and related fees for specific proceedings that we have determined arise outside of the ordinary course of business and do not consider representative of our underlying operating performance. For the periods presented, the adjustment included expenses attributable to antitrust and data privacy litigation. Note that in calculating Adjusted EBITDA, prior to the second quarter of 2024 Fubo did not include adjustments for Certain litigation expenses. For comparative purposes, prior quarter figures have been recast to reflect this adjustment.
[2] Certain transaction expenses consist of professional advisor costs related to the pending business combination with Hulu + Live TV.

Reconciliation of Net Cash Provided by (Used in) Operating Activities - Continuing Operations to Free Cash Flow
(in thousands)

	Years Ended	
	December 31, 2024	**December 31, 2023**
	As-Reported	*As-Reported*
Net cash provided by (used in) operating activities - continuing operations	**$ (75,627)**	**$ (173,045)**
Subtract:		
Purchases of property and equipment	(2,727)	(1,071)
Capitalization of internal use software	(11,468)	(17,282)
Purchase of intangible assets	(1,640)	(3,592)
Free Cash Flow	**(91,462)**	**(194,990)**